22A Management’s discussion and analysis

67A Consolidated financial statements

98A Supplementary information

Financial review Canadian GAAP

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for 2003, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

Management’s discussion and analysis

We evaluate our performance on a reported basis (i.e., as reported in our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP)) as well as on a core basis (i.e., excluding special items). We view special items as transactions that are not part of normal day-to-day business operations or are unusual in nature, thereby obscuring or distorting our analysis of trends. The special items in 2001, shown in Table 6 on page 27A, total $230 million and include gains on dispositions, a U.S. retail banking restructuring charge, income tax related to these items, and a tax expense resulting from enactments of tax rate reductions. There were no special items in 2002. Certain earnings measures, such as core earnings, do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Our recent U.S. acquisitions include RBC Centura Banks, Inc. (now includes Eagle Bancshares, Inc., RBC Mortgage and what was previously Security First Network Bank (SFNB)), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro Corporation). We present information on a core basis because some investors may also find it useful in evaluating financial performance and analyzing trends in our businesses.

     The analysis and discussion that follows on pages 22A to 66A contains comparisons to 2001 that are generally based on the 2001 core numbers (i.e., excluding special items shown on page 27A). The consolidated financial statements prepared in accordance with Canadian GAAP are on pages 67A to 97A.

     Our fiscal year-end is October 31. All dollar amounts in management’s discussion and analysis are in Canadian dollars, unless otherwise specified.

Overview

TABLE 1  Net income

($ millions, except percentage amounts)	% change	2002	2001

Net income (1)	15%	$2,762	$2,411

Impact of special items (2)		—	(230)

Core net income	27%	$2,762	$2,181

(1)	Net income includes goodwill amortization expense of $246 million in 2001 (nil in 2002).

(2)	Special items are shown in Table 6 on page 27A.

TABLE 2  Diluted earnings per share (EPS)

($, except percentage amounts)	% change	2002	2001

EPS (1)	12%	$3.93	$3.52

Impact of special items (2)		—	(.36)

Core EPS	24%	$3.93	$3.16

(1)	EPS includes goodwill amortization expense of $.38 per share in 2001 (nil in 2002).

(2)	Special items are shown in Table 6 on page 27A.

As shown in the tables above, full year net income increased $351 million or 15% (12% on a per share basis). Excluding special items of $230 million ($.36 per share) in 2001 detailed on page 27A, full year net income was up $581 million or 27% and EPS were up 24%. Excluding special items and goodwill amortization expenses of $246 million in 2001, net income was up $335 million or 14% and EPS were up $.39 or 11% in 2002 compared to 2001. This $335 million growth was largely driven by a $132 million increase in net income from recent U.S. acquisitions (excluding goodwill amortization expenses in 2001), cost savings of approximately $165 million after-tax from operations other than our recent U.S. acquisitions and lower provisions for credit losses of approximately $37 million after-tax.

     On November 1, 2001, we adopted new accounting standards regarding business combinations under which goodwill is no longer amortized and is instead assessed for impairment at least annually. Accordingly, we did not incur goodwill amortization expense this year, whereas, in 2001, we incurred goodwill amortization expense of $246 million after-tax ($.38 per share).

     Net income from our recent U.S. acquisitions was $180 million in 2002, up from $(114) million in 2001 ($(57) million excluding special items), partially reflecting the cessation of goodwill amortization this year, which accounted for $105 million of the net income improvement.

Excluding special items and goodwill amortization expenses, recent U.S. acquisitions resulted in an increase in net income of $132 million, largely reflecting the acquisition of Centura Banks, Inc. on June 5, 2001, which contributed seven more months of earnings in 2002 compared to 2001, synergies achieved from the integration of Tucker Anthony Sutro (acquired on October 31, 2001) into RBC Dain Rauscher, and stronger performance from RBC Dain Rauscher’s fixed income business.

     The lower growth rate in EPS than in net income reflected 32 million additional average common shares outstanding in 2002 as compared to last year. This largely reflects the issuance of common shares in last year’s third quarter in connection with the share exchange for the acquisition of Centura Banks, partially offset by share repurchases during 2002.

     As shown in Table 3 below, in 2002, U.S. and Other International revenues were $5.8 billion or 37% of total revenues, up from $4.2 billion or 28% in 2001. Recent U.S. acquisitions resulted in U.S. revenues increasing to $4.3 billion or 27% of total revenues, from $2.8 billion or 19% in 2001.

     Total U.S. net income improved to $154 million from $(173) million in 2001 ($(116) million excluding special items), despite higher provisions for credit losses this year, largely for the reasons described above.

TABLE 3  Earnings by geographic segment

	2002				2001

		United	Other			United	Other
($ millions, taxable equivalent basis)	Canada	States	International	Total	Canada	States	International	Total

Net interest income	$5,556	$1,262	$380	$7,198	$5,614	$485	$450	$6,549
Other income	4,411	3,040	1,111	8,562	4,972	2,355	888	8,215

Gross revenues	9,967	4,302	1,491	15,760	10,586	2,840	1,338	14,764
Provision for credit losses	529	440	96	1,065	757	379	(17)	1,119
Non-interest expense	5,920	3,676	824	10,420	6,326	2,715	714	9,755
Income taxes (1)	1,432	32	49	1,513	1,537	(81)	23	1,479

Net income	$2,086	$154	$522	$2,762	$1,966	$(173)	$618	$2,411

Core net income (2)	$2,086	$154	$522	$2,762	$1,679	$(116)	$618	$2,181

(1)	Includes non-controlling interest and taxable equivalent adjustment.

(2)	Excludes special items in 2001, which are described in Table 6 on page 27A. There were no special items in 2002.

Canadian GAAP Royal Bank of Canada

22A

Outlook

We are targeting growth in diluted earnings per share of 10—15% and a return on common equity of 17—19% in fiscal 2003 based on the expectations that our cost management efforts will allow expenses to grow at a lower rate than revenues and that capital market activity will pick up somewhat in 2003.

Financial priorities

Revenue growth and diversification

In 2002, revenues increased 7%, primarily reflecting recent U.S. acquisitions. Operating, or core, revenues (i.e., excluding special items in 2001) increased 10%, also primarily reflecting recent U.S. acquisitions, and were higher than our objective of core revenue growth of 7—10%. Excluding recent U.S. acquisitions, operating revenues were flat. Detailed discussion follows on pages 38A to 41A.

Cost control

Non-interest expense increased 7% and operating non-interest expense (which excludes special items, the costs of Stock Appreciation Rights (SARs) and retention compensation associated with acquisitions) increased 8%, reflecting recent U.S. acquisitions. Operating expenses excluding recent U.S. acquisitions were down 5%. A full description is provided on pages 42A to 44A.

Strong credit quality

Provisions for credit losses and impaired loans declined this year despite further deterioration in the telecommunication sector. The specific provision for credit losses ratio was .51% (.49% net of effect of credit derivatives) in 2002 compared to .53% in 2001. During the year, net write-offs were .60% compared to .47% in 2001. Detailed discussion and tables are provided on pages 45A to 52A.

Balance sheet and capital management

Total assets were $377 billion at October 31, 2002, up $17.7 billion or 5% from October 31, 2001. At October 31, 2002, using Superintendent of Financial Institutions Canada (OSFI) guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.3% versus 8.7% at October 31, 2001, while the Total capital ratio was 12.7% versus 11.8% at October 31, 2001. Both ratios were above our medium-term (3—5 year) capital goals of 8% for Tier 1 capital and 11—12% for Total capital. More details are provided on pages 58A to 60A.

Factors that may affect future results

There are numerous factors, many beyond our control, that could cause results to differ significantly from our expectations. Some of these factors are described below. Other factors, including credit, market, liquidity, insurance, operational and other risks are described in the Risk management section beginning on page 53A.

     By their very nature, and as noted in the “Caution regarding forward-looking statements” on page 21A, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this management discussion and analysis as a number of important factors could cause actual results to differ materially from the plans, objectives, goals, targets, expectations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As an integrated financial services company conducting business in Canada, the United States and other countries, our revenues and earnings are affected by the health of the economic, business and capital markets environments specific to the geographic regions in which we conduct business.

Factors such as interest rates, inflation, exchange rates, consumer spending, business investment, government spending, the health of the capital markets and terrorism impact the business and economic environment and, ultimately, the amount of business we conduct in a specific geographic region. For example, in an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a continuation or worsening of the current prolonged downturn in the equity markets could cause a further reduction in new issue and investor trading activity, assets under management (AUM),and assets under administration (AUA) resulting in lower fee, commission and other revenues.

Our earnings are affected by the monetary policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States.

Changes in the supply of money and the level of interest rates can impact our profitability. A decline in interest rates would result in a decrease in the net interest income earned on our non-trading portfolio and an increase in the value of our long principal positions of securities subject to interest rate risk. Conversely, an increase in interest rates would result in an increase in the net interest income earned on our non-trading portfolio and a decrease in the value of our long principal positions of securities subject to interest rate risk. For a more complete discussion of interest rate risk and its potential impact on our non-trading portfolio, please refer to the discussion of asset/liability management activities in our non-trading portfolio on page 61A. For a more complete discussion of interest rate risk and its potential impact on the value of principal position of securities subject to interest rate risk, please refer to the discussion of trading activities on page 55A.

Our performance can be influenced by the degree of competition in the markets in which we operate.

The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices of products or services and changes in the attributes of a product or service. Customer loyalty and retention can also be compromised as a result of the client being “cross sold” by a competitor firm. Non-financial companies can provide consumers with the option to pay bills and transfer funds without involving banks. Such dis-intermediation could reduce fee revenues.

Canadian GAAP Royal Bank of Canada

23A

Changes in the statutes, regulations and regulatory policies that govern activities in our various business lines could impact our results.

Regulations are in place to protect the financial and other interests of our clients. Changes to statutes, regulations or regulatory policies, including changes in the interpretation or implementation of statutes, regulations or regulatory policies, could affect us by increasing the ability of competitors to compete with the products and services we provide. In addition, our failure to comply with applicable statutes, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

     Although we take reasonable measures to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory body judgment that results in fines, damages and other costs that would have a negative impact on our earnings.

Company specific factors

Our financial performance will be influenced by our ability to execute our U.S. expansion and integration strategy.

The first phase of our U.S. expansion strategy entailed putting together the original building blocks by acquiring businesses largely in the personal and commercial banking, insurance and wealth management areas. The second phase entails building scale by adding to these original building blocks through additional strategic acquisitions, increasing revenues through greater market penetration, new product and service offerings, heightened marketing and sales initiatives and through more client referrals between the companies operating in our different business lines. The second phase also entails achieving cost synergies through the integration of the back office and head office functions of our business units. Although we regularly explore opportunities for strategic acquisitions of companies in our lines of business, there is no assurance that we will be able to continue to complete acquisitions on terms and conditions that satisfy our investment criteria. Further, although results to date have met or exceeded our targets, there is no assurance we will continue to achieve anticipated cost synergies from the integration of acquired companies. Our performance is contingent on retaining the clients and key employees of acquired companies, although there can be no assurance that we will always succeed in doing so.

Our business depends on attracting and retaining key employees.

Our success as an integrated financial services company depends to a large extent on our ability to attract and retain key employees. The competition for talented people in the financial services sector is intense. There is no assurance that we will be able to continue to attract and retain key employees, although our policies and practices are geared towards doing so and attrition at the management level is low.

Other factors

Other factors that may affect future results include changes in trade policy, the timely development and introduction of new products and services in receptive markets, changes in tax laws, technological changes, unexpected judicial or regulatory proceedings, unexpected changes in consumer spending and saving habits, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism, and our anticipation of and success in managing the risks implicated by the foregoing.

We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company specific factors that may adversely impact future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Royal Bank of Canada, or on our behalf.

Critical accounting policies

Our significant accounting policies are outlined in Note 1 on pages 72A to 75A. Certain of these policies require us to make estimates or assumptions that in some cases may relate to matters that are inherently uncertain. These policies include determining the allowance for credit losses, reporting the fair value of certain financial instruments, accounting for securitizations, determining the cost and obligations associated with pensions and postretirement benefits, and valuing goodwill and other intangibles.

Allowance for credit losses

The allowance for credit losses reflects management’s estimate of probable losses in our loan and off-balance sheet portfolios at the balance sheet date. We determine and maintain an allowance based on a comprehensive and systematic review of our lending and off-balance sheet portfolios. As mentioned in Note 1 on page 73A, our evaluation focuses on identifying and evaluating problem accounts and estimating probable losses that may exist on the remaining portfolio.

     Specific allowances are maintained to absorb losses on both specifically identified borrowers and other more homogeneous loans that have been recognized as impaired. The losses relating to identified large business and government debtors are estimated based on the present value of expected payments on an account-by-account basis. Management’s judgment is required when forecasting the amount and timing of expected payments. The losses relating to other portfolio-type products, excluding credit cards, are based on historical net write-off experience. This amount represents the average percentage lost on impaired balances and is based on past history and management’s judgment.

     The general allocated allowance represents the best estimate of probable losses within the portfolio that have not been specifically identified as impaired. Estimates of portfolio losses are largely dependent on portfolio quality and economic conditions. In addition to the statistical analysis performed, management’s judgment is required in determining the following inputs into the models employed:

•	Expected default frequency

•	Loss severity

•	Write-off trends

•	Economic conditions, including duration of current cycle

We determine and hold a general unallocated allowance, which explicitly reflects the subjective and judgmental elements involved in our determination of credit risk and the resulting loss estimates. In determining this allowance, management considers general economic and business conditions, regulatory requirements, recent loan loss experience and trends in credit quality and concentration.

     The use of different estimates or assumptions in determining the allowance for credit losses may produce significantly different provisions for credit losses and financial results.

Canadian GAAP Royal Bank of Canada

24A

Fair value of financial instruments

We hold financial assets and liabilities, which are carried at fair value. These financial instruments comprise assets and liabilities held in our trading portfolio and derivative financial instruments. Fair value for a majority of financial instruments in our portfolios is determined based on quoted market prices and provides the best evidence of value since it is the result of two willing parties transacting in an open market. Note 21 on pages 94A and 95A contains accounting disclosure regarding the estimated fair value of financial instruments.

     If quoted market prices are not available for certain assets or liabilities, we use financial valuation models to determine fair value. A provision is made in situations where we believe there is the potential the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time. We also maintain a provision for model risk, which may occur when the estimated value does not reflect the true value under certain stress market conditions. All significant financial valuation models are vetted by our risk management function, which is not involved in trading the assets and liabilities and is able to provide an independent perspective. Our internal financial valuation models for accounting are strictly controlled and regularly recalibrated, and require the approval of our risk management function. The assumptions used in the financial models are subject to management’s judgment, and different assumptions may produce significantly different fair values and financial results.

     As outlined in Note 1 on page 72A, changes in the fair value of trading account assets and liabilities are recognized in earnings. Writedowns to reflect permanent impairment are recognized in earnings. We regularly assess whether permanent impairment exists.

     For derivative financial instruments, we determine fair value using various methodologies including quoted market prices, prevailing market values for similar instruments, and net present value of future cash flows and other pricing models. In determining the assumptions used in our pricing and valuation models, where appropriate, we look to external market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities for options and other derivatives. The use of methodologies, models and assumptions in pricing and valuing derivatives is subjective and requires management’s judgment. The use of different methodologies, models and assumptions may result in significantly different fair values and financial results.

Securitizations

Securitization is a process by which we sell loans or other financial assets to a special purpose entity (SPE), which funds the purchase by issuing securities to investors. The return to investors is derived from the cash flows of the loans or other financial assets purchased by the SPE. Details of our securitization activities are contained in Note 7 on page 81A. A discussion of our involvements with SPEs can be found on pages 64A and 65A.

     The calculation of the gain or loss on our securitization transactions involves the use of estimates and assumptions including expected credit losses, payment rates, discount rates and estimated future excess spread. The use of different estimates and assumptions may produce significantly different results reported in earnings.

Pensions and postretirement benefits

We offer various pension plans and postretirement benefit plans to our employees. Note 15 on page 87A contains accounting disclosure concerning our obligations with respect to these plans. The determination of obligations under our pension and other postretirement plans and related expense requires the use of actuarial valuation methods and assumptions. Assumptions typically used in determining these amounts include, as applicable, mortality rates, rate of employee turnover, future claims costs, discount rates, future salary and benefit levels, return on plan assets and future medical costs. The fair value of plan assets is determined using market values or approximations of market values for assets where market values are not readily available. Actuarial valuations and the determination of certain market value approximations are subject to management judgment and, as a result, the prepaid benefit asset (obligation) and pension and postretirement expense may differ significantly if different assumptions are used.

Goodwill and other intangibles

As outlined in Note 4 on page 78A, we adopted the Canadian Institute of Chartered Accountants (CICA) standard on Goodwill and Other Intangibles Assets. Under this accounting standard, goodwill is no longer amortized but is tested at least annually for impairment at the reporting unit level. Impairment is determined by comparing the fair value of a reporting unit to its carrying value. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using a number of market valuations methods including quoted market prices, discounted cash flows and net realizable values. Inherent in each of these valuation techniques is the use of assumptions and estimates. Both the valuation method and the assumptions and estimates used therein are based on management’s judgment. The use of different judgments and estimates may produce significantly different results in applying the goodwill impairment test.

Canadian GAAP Royal Bank of Canada

25A

Economic Profit

In addition to using traditional measures of financial performance such as net income, EPS and return on common equity (ROE), we also evaluate our performance based on the amount of Economic Profit earned. Economic Profit measures each business segment’s cash operating earnings after providing for the cost of capital committed to the segment.

     Cash operating earnings is net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles. The equity capital charge is derived by applying the cost of common equity, which is our proxy for the after-tax return required by shareholders for the use of their capital, to the amount of average common equity, commonly referred to as Economic Capital (EC). The estimated cost of equity is reviewed annually. As the result of a decline in longer-term bond yields since the last review, the cost of common equity was reset mid-year to 11.5% from 12.5%. The average cost of common equity in 2002 was 12%.

     Economic Profit does not have any standardized meaning prescribed by GAAP, and therefore the Economic Profit information that we provide is unlikely to be comparable to similar measures presented by other companies. We present information on an Economic Profit basis as it is used by our management and because some investors may also find it useful in evaluating our financial performance and analyzing trends in our businesses.

     To create shareholder value from an Economic Profit point of view, one must generate cash operating earnings in excess of the common equity capital charge. Positive Economic Profit adds to shareholder value while negative Economic Profit erodes shareholder value.

     Economic Profit measures the change in value created for shareholders over time, and we believe it is an effective planning tool to focus attention on shareholder value growth opportunities. In order to maximize Economic Profit, one must seek to:

•	Increase cash operating earnings without tying up more capital

•	Target investments in projects that yield positive economic returns

•	Improve overall effectiveness of invested capital through re-allocation from less effective uses

•	Improve the risk-return profiles of the lines of business

We believe that Economic Profit analysis strengthens risk management discipline, as business segments are attributed capital based on their credit, market, operational and other risks. This discipline has resulted in controlled growth and a focus on returns commensurate with risks. Furthermore, Economic Profit encourages redistribution of resources from weaker to stronger performing businesses.

     As shown in Table 4 below, we had Economic Profit of $712 million in 2002, up from $539 million in 2001. This increase is the result of cash operating earnings growing at a faster rate than the capital charge. The Economic Profit amounts for the business segments in 2002 and 2001 are shown in the tables on pages 28A, 30A, 32A, 34A and 36A.

TABLE 4  Economic Profit (1)

($ millions, except percentage amounts)	2002	2001	2000	1999	1998

Net income available to common shareholders	$2,664	$2,276	$2,140	$1,600	$1,679
Adjustment for special items (after-tax)	—	(230)	—	102	3
Adjustment for amortization of goodwill and other intangibles (after-tax)	64	282	84	63	62

Cash operating earnings	2,728	2,328	2,224	1,765	1,744
Capital charge	(2,016)	(1,789)	(1,460)	(1,386)	(1,229)

Economic Profit (1)	$712	$539	$764	$379	$515

Economic Profit growth	32%	(29)%	102%	(26)%	8%
Average common equity	$16,809	$13,843	$10,814	$10,264	$9,107
Cost of common equity (2)	12.0%	12.9%	13.5%	13.5%	13.5%

(1)	Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles) less a charge for the cost of common equity.

(2)	Average for the year.

Line of business results

Overview

Table 5 on page 27A shows our results by business segment in 2002. Our 2001 results include several special items, shown in Table 6 and described below. There were no special items in 2002.

     Special items increased net income by $230 million in 2001. There were three items that increased other income — an $89 million gain on the formation of the Moneris Solutions merchant card processing joint venture with Bank of Montreal, a $43 million gain on the sale of the Group Retirement Services group pension benefits administration business and a $313 million gain on the sale of RT Capital Management’s institutional money management business. Non-interest expense increased due to a $91 million restructuring charge related to integration and cost-saving initiatives in the U.S. retail banking platform. Income taxes were increased by a tax expense of $75 million, reflecting a write-down of deferred tax assets due to reductions in tax rates.

     We attribute common equity to our business segments based on an assessment of their credit, market, operational and other risks. Common equity in the Other segment includes equity attributed to specific functional units that are reported in Other, as well as any differences between our total common equity and common equity attributed to our businesses or our functional units. We implemented a number of changes to refine our capital attribution methodologies in early 2002, resulting in higher common equity being attributed to RBC Capital Markets and RBC Investments and lower common equity to RBC Banking and RBC Insurance compared to a year ago. However, the inclusion of a full year of operations of RBC Centura Bank in 2002, as compared to 2001, resulted in more common equity being attributed to RBC Banking. The amount of common equity attributed to the Other segment increased in 2002, largely as the result of internal capital generation outstripping the need to attribute additional common equity to the other five segments, based on an assessment of their risk profiles. Our attribution of capital to the business segments involves various assumptions and judgments.

Canadian GAAP Royal Bank of Canada

26A

     RBC Banking produced an ROE of 19.1% and generated 55% of our net income in 2002. Net income increased 30% from 2001 and core net income (net income excluding the special items in Table 6) increased $266 million or 21%, as discussed on page 28A. This improvement partially reflected higher core earnings from U.S. acquisitions (which include RBC Centura acquired on June 5, 2001, and RBC Mortgage), which rose to $195 million from $21 million ($73 million excluding goodwill amortization expense) a year ago.

     RBC Insurance produced an ROE of 15.7% and generated 4% of our net income in 2002. Net income declined 12% from 2001, as discussed on page 30A. RBC Liberty Insurance (acquired on November 1, 2000) reported a net loss of $18 million in 2002 compared to a loss of $5 million (net income of $8 million excluding goodwill amortization expense) in 2001.

     RBC Investments produced an ROE of 11.0% and generated 12% of our net income in 2002. Net income declined by 33% while core net income increased $104 million or 44%, as discussed on page 32A. RBC Dain Rauscher (acquired on January 10, 2001) made a profit of $3 million in 2002 compared to a loss of $73 million ($(33) million excluding goodwill amortization) last year.

     RBC Capital Markets produced an ROE of 10% and generated 15% of our net income in 2002. Net income increased 24% and core net income increased 15%, as discussed on page 34A.

     RBC Global Services produced an ROE of 28.4% and generated 6% of our net income in 2002. Net income declined by 35% while core net income declined by 8%, as discussed on page 36A.

     The Other segment produced an ROE of 24.4% and generated 8% of our net income in 2002. Its 2001 results are shown in Note 3 on page 77A. Gains from the securitization of mortgages contributed to the growth in earnings.

TABLE 5  Results by business segment

	2002							2001

($ millions, taxable equivalent basis,	RBC	RBC	RBC	RBC Capital	RBC Global
except per share and percentage amounts)	Banking	Insurance	Investments	Markets	Services	Other (1)	Total	Core	Reported

Net interest income	$5,576	$223	$371	$553	$137	$338	$7,198	$6,549	$6,549
Other income	2,073	285	3,274	2,112	820	(2)	8,562	7,770	8,215

Gross revenues	7,649	508	3,645	2,665	957	336	15,760	14,319	14,764
Provision for credit losses	626	—	(1)	465	10	(35)	1,065	1,119	1,119
Non-interest expense	4,528	437	3,146	1,627	668	14	10,420	9,664	9,755
Income taxes	937	(46)	157	135	108	74	1,365	1,216	1,340
Non-controlling interest	8	—	—	—	—	100	108	107	107
Taxable equivalent adjustment	19	—	—	21	—	—	40	32	32

Net income	$1,531	$117	$343	$417	$171	$183	$2,762	$2,181	$2,411

Net income
As a % of total	55%	4%	12%	15%	6%	8%	100%	100%	100%
% growth over prior year	30%	(12)%	(33)%	24%	(35)%	n.m.	15%		6%
% core growth over prior year	21%	(11)%	44%	15%	(8)%	n.m.	27%	(4)%
ROE	19.1%	15.7%	11.0%	10.0%	28.4%	24.4%	15.8%	14.8%	16.4%
Economic Profit (2)	$599	$27	$(17)	$(76)	$98	$81	$712	$539	$539
Diluted EPS							$3.93	$3.16	$3.52

(1)	Represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

(2)	Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles) less a charge for the cost of common equity.

n.m.	not meaningful

TABLE 6  Special items affecting business segment results in 2001 (1)

($ millions, taxable equivalent basis,	RBC	RBC	RBC	RBC Capital	RBC Global
except per share amounts)	Banking	Insurance	Investments	Markets	Services	Other (2)	Total

Other income
Gain on formation of Moneris Solutions joint venture	$—	$—	$—	$—	$89	$—	$89
Gain on sale of Group Retirement Services	7	—	36	—	—	—	43
Gain on sale of RT Capital Management	—	—	313	—	—	—	313

	7	—	349	—	89	—	445
Non-interest expense
U.S. retail banking restructuring charge	91	—	—	—	—	—	91

Total impact (pre-tax)	(84)	—	349	—	89	—	354
Income taxes
On items listed above	(33)	—	70	—	12	—	49
Enactment of change in tax rates	33	(2)	5	28	—	11	75

Total impact (after-tax)	$(84)	$2	$274	$(28)	$77	$(11)	$230

Impact on diluted EPS							$.36

(1)	There were no special items at all in 2002.

(2)	Represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

Canadian GAAP Royal Bank of Canada

27A

RBC Banking

Business profile

RBC Banking serves over 11 million individuals, small and medium-sized businesses, and mid-market commercial clients in Canada, the U.S., the Caribbean and the Bahamas. Our distribution capabilities include a network of branches, business banking centres and other sales units, accredited financial planners, mobile sales representatives, automated banking machines, and telephone and Internet banking channels. We deliver a wide range of financial services including, deposit accounts, investments and mutual funds, financial planning and advice, credit and debit cards, business and personal loans, and residential and commercial mortgages.

Industry profile

In Canada, personal and commercial banking is a mature industry dominated by the five largest Canadian banks, although competition is fierce and niche players are increasing their presence in select businesses such as credit cards. The U.S. market is more fragmented, although many regional markets are highly competitive. Many banks have expanded their focus to include offering investment products and financial advice and planning to affluent and other targeted clients. Critical success factors, in our opinion, include providing a differentiated client experience and maintaining rigorous credit and operational risk management practices and expense control.

Our strengths

•	Customer relationship management (CRM) combined with strong client contact capabilities and specialized sales forces

•	Established Canadian retail banking brand

•	Comprehensive product, service and physical and alternative distribution capabilities compared to niche players

•	Highest client household penetration ratio in personal segments, and lead product market share in business markets among Canadian banks

•	Among the strongest efficiency ratios of the Big 5 Canadian banks

•	Acquisition integration capabilities in the U.S. market

Our strategy

Our vision is to grow profitable relationships with each one of our business and personal clients by creating a tailored client experience for our clients across North America, while reducing costs, and effectively managing risk and capital.

We plan to achieve our vision through the following strategic priorities:

•	Ensure strong revenue growth in Canada by maximizing client retention, deepening client relationships, capturing intergenerational wealth transfer opportunities and building on our financial planning and advice capabilities

•	Create a differentiated customer experience, providing a valued and superior level of service tailored to customer segment needs that builds customer loyalty and clearly differentiates us from the competition

•	Accelerate U.S. revenue and earnings growth by expanding our footprint in the southeastern U.S. and building a scalable platform

•	Reinforce cost management and risk mitigation through effective use of technology, strengthened low cost delivery capabilities, and rigorous management of credit, operational, regulatory and compliance risk

•	Cross-platform leverage by increasing referrals and cost efficiencies across RBC in Canada and the U.S.

Outlook for 2003

Based on our expectation of rising interest rates in Canada in 2003, we anticipate that the spread compression on deposits will ease. This, combined with reasonable loan growth, should have positive implications for revenue growth in our Canadian business. In the U.S., we anticipate branch openings and the acquisitions of Eagle Bancshares in July 2002 and of Admiralty Bancorp, Inc. (expected to close in January 2003) to have a positive impact on revenues. We also expect that the realization of a full year of cost synergies from the Eagle Bancshares acquisition will contribute to net income growth at RBC Centura. Overall, we expect solid earnings growth for this segment based on our continued focus on cost containment and credit and operational risk management and the benefits of a recovering economy.

Financial performance

Net income was up 30% from last year while core net income was up $266 million or 21%. Earnings from the segment’s U.S. acquisitions rose to $195 million in 2002 from $(36) million last year or $21 million excluding costs related to U.S. retail bank restructuring in 2001 ($73 million further excluding goodwill amortization expense in 2001). The higher U.S. earnings reflected the acquisition of Centura Banks on June 5, 2001, integration cost savings and revenue growth. Core net income excluding U.S. acquisitions grew 7% due to continued cost management initiatives. Core ROE increased to 19.1% in 2002 from 18.2% despite higher average common equity attributed to this segment due to U.S. acquisitions and additional business activity.

     Revenues increased $431 million or 6% from 2001, reflecting the contribution of RBC Centura (including RBC Mortgage) and the acquisition of Eagle Bancshares, which was completed on July 22, 2002. Revenues from U.S. acquisitions increased $617 million in 2002, without which the segment’s revenues would have decreased 3% due to narrower net interest margins and lower lending volumes.

     Non-interest expense increased $139 million or 3% from last year, while the efficiency ratio declined 160 basis points, as revenues grew faster than expenses. Core non-interest expense (which excludes $91 million of costs related to U.S. retail bank restructuring in 2001) increased $230 million or 5%. U.S. acquisitions contributed $330 million of the core expense growth. Excluding U.S. acquisitions, core expenses fell 3%, reflecting ongoing cost management.

     The total provision for credit losses fell 14% from last year, largely in the commercial loan portfolio. Net impaired loans decreased by $92 million, reflecting improvements in both the Canadian consumer and Canadian commercial loan portfolios.

Results

($ millions, taxable equivalent basis,
except percentage amounts)	% change		2002	2001

Net interest income	4%		$5,576	$5,349
Other income	11		2,073	1,869

Gross revenues	6		7,649	7,218
Provision for credit losses
Allocated specific	(5)		626	662
General allocated and unallocated	n.m.		—	70

Total	(14)		626	732
Non-interest expense (1)	3		4,528	4,389

Net income before income taxes	19		2,495	2,097
Income taxes	4		937	900
Non-controlling interest	(20)		8	10
Taxable equivalent adjustment	217		19	6

Net income	30		$1,531	$1,181

U.S. net income	n.m.		$195	$(36)
Net income as a % of total bank net income	600	bp	55%	49%
ROE	220	bp	19.1%	16.9%
Economic Profit	45%		$599	$412
Net interest margin	(18)	bp	3.56%	3.74%
Efficiency ratio	(160)	bp	59.2%	60.8%
Operating efficiency ratio (2)	(50)	bp	59.0%	59.5%
Average assets	9%		$156,500	$143,100
Average loans and acceptances	6		142,800	134,900
Average deposits	10		122,900	111,400
Average common equity	16		7,800	6,700
Core results (3)
Gross revenues	6		7,649	7,211
Non-interest expense	5		4,528	4,298
Net income	21		1,531	1,265
U.S. net income	829		195	21
ROE	90	bp	19.1%	18.2%
Credit information
Net impaired loans	n.m.		$(305)	$(213)
Net write-offs	3%		744	724
Net write-offs as a % of average loans and acceptances	(2)	bp	.52%	.54%
Number of employees (full-time equivalent)	—		35,014	34,845

(1)	Includes goodwill amortization expense of $54 million in 2001 (nil in 2002).

(2)	Efficiency and operating efficiency ratios are defined on page 104.

(3)	Excluding special items in 2001 detailed in Table 6 on page 27A. Only the lines affected by special items are shown here.

n.m.	not meaningful

Canadian GAAP Royal Bank of Canada

28A

Strategy by division

Canada

Operating in Canada under the RBC Royal Bank brand, we serve individuals, small and medium-sized businesses, and commercial clients in all provinces and territories. We offer our clients extensive physical and alternative distribution choices. We continue to strengthen our channel distribution capabilities, including significant reinvestment in our branch network and staff, and in our electronic banking capabilities.

     We offer a wide range of financial services and advice, as detailed in our business profile on page 28A, and products and expertise in specialized areas such as foreign exchange and venture capital financing. We also provide individual and business clients with a full choice of Visa credit card products, debit cards and other smart card applications. We provide merchants with credit and debit card acceptance services, point-of-sale capabilities and Internet-secure electronic transaction solutions through Moneris Solutions, a joint venture in which we participate equally with Bank of Montreal, managed through RBC Global Services.

     Our goal is to grow profitable relationships with each one of our business and personal clients, using our expertise in customer relationship management, sales management and client segmentation. We will drive revenue growth by creating a tailored client experience, leveraging client life events and providing financial planning and advice to broaden client relationships using the full capabilities of RBC.

     We will continue to reinforce our cost management focus by leveraging e-enabled technology and cross-platform economies of scale. We will continue to rigorously focus on the management of credit, operational and compliance risk, including fraud management initiatives and strengthened credit-scoring capabilities.

Financial highlights by division

Revenues from the domestic business decreased $196 million or 3% from 2001, primarily due to continued spread compression on core deposits and lower personal and business lending volumes. These decreases more than offset higher residential mortgage and deposit balances and wider net interest margin earned on mortgages and credit cards. Mortgage balances increased as the low interest rate environment encouraged home purchases. Deposit balances grew while lending volumes declined, reflecting consumer and business uncertainty regarding the economy and capital markets.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	(3)%	$6,110	$6,306
Average residential mortgages	5	68,200	64,800
Average personal loans	(4)	23,600	24,500
Average personal deposits	2	74,400	72,900
Average business loans and acceptances	(8)	32,700	35,600
Average business deposits	9	30,500	28,100
Average card balances	3	6,200	6,000
Card spending volumes	2	26,700	26,300
Number of:
Employees (full-time equivalent)	1	29,716	29,554
Automated banking machines	(2)	4,151	4,236
Branches	(1)	1,117	1,125
Online clients	23	2,311,915	1,876,358

United States

RBC Centura serves as the focal point of our personal and commercial banking businesses in the U.S. Headquartered in Rocky Mount, North Carolina, RBC Centura serves individual and business clients in the southeastern U.S. RBC Centura also includes RBC Mortgage, a Chicago-based national retail mortgage originator, and RBC Builder Finance, a Houston-based financing division for home builders and developers. RBC Centura’s footprint expanded in 2002 with the acquisition of Eagle Bancshares, which operated 14 branches in the Atlanta, Georgia metropolitan area. RBC Centura has also announced a definitive merger agreement with Admiralty Bancorp, which currently operates 10 branches in Florida, expected to close in January 2003.

Our U.S. priorities include:

•	Expanding in the southeastern U.S. through targeted acquisitions and a build/buy branch expansion strategy

•	Rapidly building a scalable platform to support growth

•	Accelerating introduction of sales and marketing initiatives

•	Growing national niche lines of business such as builder finance and residential mortgages

•	Realizing synergies from functional integration and cross-selling opportunities across RBC’s entire platform

Revenues increased $617 million due mainly to a full year of RBC Centura results in 2002 compared to 5 months in 2001, as well as the contribution of Eagle Bancshares since July 22, 2002. Growth in average balances also largely reflects the inclusion of a full year of RBC Centura. Strong growth in mortgage originations and volumes at RBC Mortgage reflected high refinance activity resulting from the favourable interest rate environment.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	91%	$1,296	$679
Average residential mortgages	81	2,900	1,600
Average personal loans	154	3,300	1,300
Average personal deposits	121	8,600	3,900
Average business loans and acceptances	121	8,600	3,900
Average business deposits	93	5,400	2,800
Average card balances	—	100	100
Card spending volumes	100	400	200
Mortgage originations ($ billions)	50	33.7	22.5
Number of:
Employees (full-time equivalent)	1	4,181	4,126
Automated banking machines	7	275	258
Branches (1)	1	245	242
Online clients	18	89,434	75,887

(1)	Excludes RBC Mortgage and RBC Builder Finance sales offices of 252 in 2002 and 264 in 2001.

Caribbean and the Bahamas

Operating under the brand name RBC Royal Bank of Canada, we provide a broad range of personal and commercial banking products and services to individual and business clients in the Bahamas, Barbados, the Cayman Islands and Eastern Caribbean Islands through a network of branches and automated banking machines.

Revenues increased $10 million or 4% from 2001, aided by the sale of property in the Cayman Islands, which accounted for approximately half of the increase.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	4%	$243	$233
Number of:
Employees (full-time equivalent)	(4)	1,117	1,165
Automated banking machines	11	60	54
Branches	10	43	39

Canadian GAAP Royal Bank of Canada

29A

RBC Insurance

Business profile

Operating as RBC Insurance, we provide a wide range of creditor, life, health, travel, home, auto and reinsurance products and services to more than five million clients in Canada, the U.S. and internationally. These products and services are offered through a wide variety of distribution channels, including the telephone, independent brokers, travel agents, a proprietary sales force and the Internet.

Industry profile

The Canadian insurance industry generates almost $60 billion in premiums annually from more than 100 life insurance companies and more than 200 property and casualty insurers. Our U.S. business is focused in the life insurance sector, which is both competitive and fragmented and includes over 1,200 national and regional companies. The international reinsurance industry is dominated by several global players but also includes a number of niche companies.

     Across all of our business lines, we are seeing a number of key trends, including consolidation, increased government regulation, shifting distribution opportunities, the convergence of insurance and investment products and increased globalization.

Our strengths

•	A diverse set of products designed to meet a wide range of consumer needs

•	Multiple distribution channels, which are supported by strong infrastructure and sales expertise

•	A strong brand. As part of RBC Financial Group, we have access to a broad range of financial services, distribution channels and client base

•	Market leadership in a number of Canadian insurance markets, including travel and individual life insurance

Our strategy

We are focused on growing our insurance organization by offering a wide range of products and services through multiple distribution channels in Canada, as well as in select U.S. and international markets. To accomplish this we will seek to:

•	Ensure as many RBC clients as possible have an insurance relationship with RBC Insurance

•	Target reinsurance activities that support and enhance the overall profitability of the insurance operations

•	Continue to expand in the U.S. by utilizing existing scale and expanding the platform, entering new markets and focusing on cross-platform initiatives across RBC

•	Build an integrated North American insurance platform by leveraging cross-border synergies where permitted, including the implementation of common administrative and technology systems

Outlook for 2003

Our expectation of reasonable economic growth in both Canada and the U.S. should have a favourable impact on the insurance business in 2003. Our outlook is for strong revenue growth across our operations, driven by expansion into new markets as discussed in our strategy, and the pending acquisition of the U.S. life insurance operation of Business Men’s Assurance Company of America (BMA). The acquisition of BMA is subject to regulatory approvals and other customary closing conditions. We anticipate that cost reductions from the realization of cross-border synergies will also help to drive net income growth.

Financial performance

Net income was $117 million, down 12% from last year. Results in 2002 were adversely affected by a declining interest rate environment and weaker equity markets. RBC Liberty Insurance reported a loss of $18 million versus a loss of $5 million in 2001, (net income of $8 million excluding goodwill amortization) last year. The decline in RBC Liberty Insurance earnings was largely related to higher policy surrenders and lower earnings at its outsourcing divisions. Excluding RBC Liberty Insurance, core net income fell 1%.

     Core ROE improved to 15.7% from 14.8% in 2001, reflecting lower average common equity, which reflected a revised methodology for attributing capital to our insurance operations.

     Premiums & deposits were up 12% from last year due largely to the contribution of RBC Liberty Insurance, while revenues increased 6% reflecting growth in the reinsurance business. RBC Liberty Insurance reported 13 months of results in 2002 versus 11 months in 2001, as its reporting period was changed from September 30 to October 31 to be consistent with our fiscal year. Excluding the additional months of RBC Liberty Insurance, premiums & deposits grew 8% and revenues declined 1%.

     Expenses grew $62 million or 17%, largely due to the two additional months of RBC Liberty Insurance and an increase in the number of employees, partly offset by the cessation of goodwill amortization this year. Excluding the additional months of RBC Liberty Insurance, expenses increased 7%.

Results

($ millions, except percentage amounts)	% change		2002	2001

Premiums & deposits	12%		$2,023	$1,812

Other income
Earned premium	14		1,767	1,548
Fee revenue/Other	(16)		109	130
Less: Policy benefits	19		1,253	1,054
Less: Acquisition costs	(3)		338	350

	4		285	274
Net interest income	8		223	206

Gross revenues	6		508	480
Non-interest expense (1)	17		437	375

Net income before income taxes	(32)		71	105
Income taxes	n.m.		(46)	(28)

Net income	(12)%		$117	$133

U.S. net income	(250)		$(6)	$4
Net income as a % of total bank net income	(200	)bp	4%	6%
ROE	70	bp	15.7%	15.0%
Economic Profit	(10)%		$27	$30
Average assets	6		5,600	5,300
Average common equity	(12)		700	800
Core results (2)
Net income	(11)		117	131
ROE	90	bp	15.7%	14.8%
Number of employees (full-time equivalent)	2%		2,641	2,583

(1)	Includes goodwill amortization expense of $13 million in 2001 (nil in 2002).

(2)	Excluding special items in 2001 detailed in Table 6 on page 27A. Only the lines affected by special items are shown here.

Canadian GAAP Royal Bank of Canada

30A

Strategy by division

Life

Our life business provides a wide range of individual and group life and health insurance products to both individual and business clients in Canada and the U.S., as well as life reinsurance and retrocession to businesses around the world.

     In Canada, life and health insurance products are distributed through a network of more than 7,000 independent brokers, over 550 proprietary insurance representatives and a direct sales unit. In the U.S., Greenville, South Carolina-based Liberty Life Insurance Company provides life and health insurance products through a proprietary sales force of over 600 agents and also offers select products through direct channels.

     Our goal is to continue to grow our life businesses by expanding our client base and range of products and services offered, as well as by enhancing our distribution networks.

Financial highlights by division

Premiums & deposits for the life business increased 10% in 2002, partially due to 2 additional months of RBC Liberty Insurance as it reported 13 months of results in 2002 versus 11 months in 2001. Without these additional months, premiums & deposits would have been up 5%, reflecting the continued strength of both the Canadian and reinsurance businesses. Lower investment income due to the low interest rate environment, as well as higher policy surrenders at RBC Liberty Insurance, contributed to the 7% decline in revenues.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Premiums & deposits	10%	$1,529	$1,393
Gross revenues	(7)	362	388
Average assets	2	4,400	4,300

Number of:
Life and health policies in force in Canada (thousands)	11	2,930	2,645
Life policies in force in the U.S. (thousands)	(11)	2,325	2,600
Assets under management in the U.S.	(2)	367	375
U.S. sales agents	(4)	690	718

Non-life

Our non-life business includes home, auto, travel and property reinsurance for individual and business clients in Canada and select international markets.

     We provide Canadians with a wide range of auto and home insurance products, offering them to individual clients and employee and affinity groups through direct sales and face-to-face channels. Travel products, which are sold through travel agents, the Internet and bank channels in Canada, include trip cancellation insurance, out-of-country medical and baggage insurance.

     We participate in the property reinsurance business by accepting a share of the risk on property policies issued by other insurance companies. The majority of our current business is generated from insurance companies in the U.S. and Europe.

     Our goal is to grow our non-life business by continuing to build our domestic home and auto business, entering new travel insurance markets and effectively managing our property reinsurance portfolio.

Revenues from our non-life business were higher in 2002 due to stronger performance in our property reinsurance and travel businesses as last year’s revenues were adversely affected by claims resulting from the World Trade Center tragedy.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Premiums & deposits	14%	$413	$363
Gross revenues	80	45	25
Average assets	—	700	700

Number of:
Home and auto — personal lines policies in force (thousands)	37	93	68
Travel — coverages (thousands)	(7)	2,339	2,510

Fee businesses

We are involved in a number of other key insurance and related activities that generate fee income, including travel assistance services, structured reinsurance, the administration of bank creditor insurance programs and a proprietary sales distribution network.

     Our travel and emergency assistance services include co-ordinating the delivery of emergency health, evacuation and transportation services when clients have a travel emergency, while our structured reinsurance business provides solutions to help corporations better manage financial risk.

     In the U.S., our fee businesses include outsourcing services and administration and software systems provided through Liberty Insurance Services Corporation (LIS). The Business Process Outsourcing division of LIS provides services such as underwriting, billing and collection, and claims processing for nearly 4 million policies under administration. The Software Solutions division develops Web-enabled software for life, health, annuity and reinsurance administration. Together, these divisions have more than 200 client sites and serve domestic, international and multinational insurers worldwide.

     Our goal is to continue to leverage our existing infrastructure and technology to enhance existing programs and grow these businesses.

The substantial growth in premiums & deposits was attributable to structured reinsurance premium increases, which offset slower growth at our outsourcing divisions in the U.S. The increase in revenues reflected the stronger performance in structured reinsurance and the reporting of two additional months of RBC Liberty Insurance. Our career sales force grew substantially in 2002, reflecting increased investment in our proprietary sales distribution network.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Premiums & deposits	45%	$81	$56
Gross revenues	51	101	67
Average assets	67	500	300

Number of:
Career sales — agents	22	554	455
Assistance services — calls (thousands)	(3)	681	699
Policies under administration in the U.S. (thousands)	(6)	4,100	4,342

Canadian GAAP Royal Bank of Canada

31A

RBC Investments

Business profile

RBC Investments provides full-service and self-directed brokerage, financial planning, investment counselling, personal trust, private banking and investment management products and services primarily to private clients in Canada, the U.S. and internationally. Products and services are delivered through the RBC Royal Bank branch network across Canada, RBC Investments offices, RBC Dain Rauscher branches in the U.S., private banking offices and other locations worldwide. Services are also delivered via the Internet and telephone. In September 2002, we realigned parts of our Canadian distribution channels under a single management structure to enhance the client experience by offering seamless, comprehensive solutions.

Industry profile

Wealth management is a highly competitive business with numerous large and boutique firms serving the affluent and high net worth client. Many of these firms have recently developed strategies focused on attracting the high net worth market. Volatile markets and the rising costs of managing the risks inherent in the business are changing the approach and profitability of some of the players. Consolidation in the mutual fund industry has not significantly altered the competitive landscape as distribution channels continue to be expanded by all players. Self-directed brokerage businesses have come under increased pressure due to reduced transaction volumes in light of market conditions, and clients using non-revenue generating services such as research, quotes and online asset mix calculators.

Our strengths

•	Relationship management capabilities from experienced people and technology applications

•	Ability to deliver the choice of products and services clients need to meet their financial goals

•	Multiple distribution channels for client convenience

•	Ability to access entire RBC client base

•	Solutions designed for specific investment strategies and client risk tolerance

Our strategy

Our goal is to be a leading provider of personalized, comprehensive investment solutions for private clients worldwide, aligning them with client needs and the markets where we serve them.

In Canada:

•	Match distribution channel and type of service to client needs and preferences

•	Seek lifelong and intergenerational relationships with clients by offering products and services for each stage of their wealth management needs

In the United States:

•	Grow through broadening and deepening relationships with existing clients as well as through targeted acquisitions over time in order to generate greater market share and scale

Internationally:

•	Provide specialized global services to clients located around the world

•	Offer solutions and provide advice and choice in an increasingly transparent international business

Outlook for 2003

Based on our expectation that investor confidence and capital markets performance will begin improving only by the third quarter of 2003, we expect moderate revenue growth in 2003. Cost containment efforts should help to keep the rate of expense growth below that of revenue growth. Retention compensation costs relating to recent U.S. acquisitions are forecast to be approximately $40 million lower in 2003, further contributing to net income growth.

Financial performance

Net income was down 33% while core net income was up 44%. The growth in core net income was due to higher earnings from RBC Dain Rauscher, as well as the cessation of goodwill amortization this year (goodwill amortization was $107 million in 2001). RBC Dain Rauscher’s net income was $3 million in 2002, compared to a loss of $73 million last year ($33 million loss excluding goodwill amortization). The improvement in RBC Dain Rauscher’s net income occurred despite higher retention compensation costs and reflected the acquisition of Tucker Anthony Sutro on October 31, 2001 (since integrated into RBC Dain Rauscher) and strong performance from its fixed income division. Excluding RBC Dain Rauscher, core net income would have grown 9%, largely due to the cessation of goodwill amortization in 2002. ROE was largely unchanged from last year, excluding the gain on the sale of RT Capital Management.

     Core ROE fell to 11.0% from 12.2%, due largely to an additional $1.2 billion of average common equity attributed to the segment in 2002. Of the increase in average common equity, $700 million related to goodwill arising from the acquisition of Tucker Anthony Sutro and most of the remainder to revised capital attribution for operational risk pertaining to this business segment.

     Revenues were up 12% from 2001, or 26% excluding special items in 2001. Revenue growth reflected the acquisition of Tucker Anthony Sutro and strong results from the fixed income division of RBC Dain Rauscher. Excluding RBC Dain Rauscher’s revenue growth of $875 million, core revenues were down 6% due to weak client trading volumes in 2002.

     Expenses increased 25% over a year ago, reflecting the acquisition of Tucker Anthony Sutro and higher retention compensation related to U.S. acquisitions, which increased to $107 million from $88 million in 2001, with $45 million attributable to Tucker Anthony Sutro. RBC Dain Rauscher contributed $774 million of the expense growth in 2002. Excluding RBC Dain Rauscher, expenses fell 9%, reflecting the cessation of goodwill amortization this year, higher expenses in 2001 from a $38 million writedown of goodwill relating to Connor Clark, and good expense management.

Results

($ millions, except percentage amounts)	% change		2002	2001

Net interest income	(4)%		$371	$385
Other income	14		3,274	2,861

Gross revenues	12		3,645	3,246
Provision for credit losses
Allocated specific	(150)		(1)	2

Total	(150)		(1)	2
Non-interest expense (1)	25		3,146	2,507

Net income before income taxes	(32)		500	737
Income taxes	(30)		157	224

Net income	(33)%		$343	$513

U.S. net income	n.m.		$(2)	$(81)
Net income as a % of total bank net income	(900	)bp	12%	21%
ROE	(1,620	)bp	11.0%	27.2%
Economic Profit	(117)%		$(17)	$101
Average common equity	67		3,000	1,800
Core results (2)
Gross revenues	26		3,645	2,897
Net income	44		343	239
ROE	(120	)bp	11.0%	12.2%

Number of employees (full-time equivalent)	14%		12,001	10,512

(1)	Includes goodwill amortization expense of $107 million in 2001 (nil in 2002).

(2)	Excluding special items in 2001 detailed in Table 6 on page 27A. Only the lines affected by special items are shown here.

n.m.	not meaningful

Canadian GAAP Royal Bank of Canada

32A

Strategy by division

Canada

Financial Planning

The new financial planning platform is operated jointly with RBC Banking. This group serves branch-based clients typically with more than $50,000 in investable assets of which a portion must include mutual funds or managed products. Financial planning has 1,100 relationship financial planners and 550 commission-based investment and retirement planners who are also financial planners and licensed mutual fund salespeople.

Canadian & International Brokerage group

This group includes our private client division (full-service brokerage) and RBC Action Direct (self-directed brokerage) and serves both investors requiring advisor-based comprehensive financial solutions and self-managed investors. Services are provided by over 1,420 investment advisors, over 180 investment representatives, as well as via telephone and the Internet. This group also includes the International Advisory Group, which has both Canadian and internationally-based employees serving international clients. Our goal is to maintain our market position in Canada by continuing to build and enhance existing client relationships.

RBC Global Private Banking (Canada)

Our private counsel, personal trust and private banking groups serve high net worth clients across Canada, and offer a relationship management approach for the client in need of sophisticated solutions. This group works with RBC Global Private Banking (international) to ensure we can serve clients who have interests in Canada as well as around the world. In Canada, 60 investment counsellors, 80 trust officers and 200 private bankers are in locations across the country.

Global Asset Management

This unit includes RBC Global Investment Management and RBC Funds, Canada’s second largest mutual fund company. We directly manage more than $40 billion of assets in mutual and pooled funds as well as other client assets. We provide proprietary and externally-managed investment management products and advisory services through RBC Royal Bank, RBC Investments’ distribution businesses and external distributors to private and institutional clients in Canada and worldwide. Our family of mutual funds and other pooled products encompass a broad range of investment solutions including money market, fixed income, balanced and Canadian, U.S. and global equity funds, as well as alternative investments. In 2003, our goal is to continue the strategy, first implemented in 2001, to broaden the distribution channels for investment management services and mutual fund products. This strategy has contributed to a 12% increase in our share of the Canadian mutual fund market over the past two years.

United States

RBC Dain Rauscher

Minneapolis-based RBC Dain Rauscher comprises a full-service brokerage subsidiary and a fixed income business. RBC Dain Rauscher plans to grow through broadening and deepening relationships with existing clients by understanding their needs and the potential profitability of the client relationship. We also plan to grow by focusing on opportunities which generate greater market share and scale within our existing markets. The integration of Boston-based Tucker Anthony Sutro was completed in 2002 and made RBC Dain Rauscher the 9th-largest full-service securities firm in the U.S., with close to 2,000 financial consultants serving individual clients from coast to coast and a fixed income business with 280 investment bankers, sales representatives and traders serving institutional and retail clients nationwide.

International

RBC Global Private Banking

This internationally-focused unit provides private banking, trust and investment counselling solutions to high net worth clients in more than 100 countries. Our goal is to provide specialized global services to high net worth clients with assets of more than $1 million. In 2003, we intend to grow revenues by leveraging CRM capabilities within the group, by exploring potential European and North and South American acquisitions, and by building alliances in markets where we already have a presence. The addition of non-proprietary money management capabilities will expand our value proposition to clients.

Financial highlights by division

RBC Investments’ revenues grew 12% from last year for the reasons mentioned on page 32A. The decline in revenues from the Canadian & International Brokerage group was due to lower transaction- and fee-based revenues, reflecting continued weakness in capital markets. Global Asset Management’s revenues declined 57% as revenues in 2001 included a $313 million gain on the sale of RT Capital Management and 10 months of results from that business that did not recur in 2002.

Revenues

($ millions)	% change	2002	2001

Canadian & International Brokerage	(9)%	$984	$1,076
RBC Dain Rauscher (1)	106	1,702	827
RBC Global Private Banking (2)	5	678	643
Global Asset Management (3)	(57)	286	660
Other (4)	(112)	(5)	40

	12%	$3,645	$3,246

(1)	2002 revenues include Tucker Anthony Sutro acquired on October 31, 2001.
(2)	Includes both Canadian and international businesses and Financial Planning.
(3)	2001 revenues included RT Capital Management until August 15, 2001 and a $313 million gain on the sale of RT Capital Management.
(4)	2001 revenues included a $36 million gain on the sale of Group Retirement Services. Excluding this gain, 2001 revenues were $4 million.

Despite difficult capital market conditions, our Canadian & International Brokerage group was able to grow its assets, with much of the growth coming from fee-generating assets. Higher AUA in RBC Global Private Banking were related to an increase in new business, the acquisition of the assets of Barclays Bank PLC’s private banking operations in the Americas and a 5% increase in the value of the British pound against the Canadian dollar. These increases largely offset lower AUA at RBC Dain Rauscher, due to declines in market values, as well as an expected decrease related to broker attrition resulting from weak market conditions and the integration of Tucker Anthony Sutro into RBC Dain Rauscher.

Assets under administration

($ millions)	% change	2002	2001

Personal
Canadian & International Brokerage	3%	$111,340	$107,760
RBC Dain Rauscher	(18)	132,930	161,740
RBC Global Private Banking	21	82,390	67,990

	(3)	326,660	337,490

Institutional
RBC Global Private Banking	14	69,730	61,010

	(1)%	$396,390	$398,500

The decline in personal AUM largely reflected lower asset values due to weak capital market conditions. As part of the integration of Tucker Anthony Sutro into RBC Dain Rauscher, a non-core asset management business which was acquired as part of Tucker Anthony Sutro was divested, contributing to the decrease in personal AUM. Much of the increase in institutional AUM was related to the accumulation of new assets in RBC Global Private Banking and at RBC Dain Rauscher. Mutual fund asset levels remained relatively stable with lower market values offset by strong net sales driven by a successful RRSP campaign.

Assets under management

($ millions)	% change	2002	2001

Personal	(23)%	$35,660	$46,620
Institutional	9	18,410	16,940
Mutual funds	(1)	34,230	34,550

	(10)%	$88,300	$98,110

Canadian GAAP Royal Bank of Canada

33A

RBC Capital Markets

Business profile

RBC Capital Markets provides wholesale financial services to large corporate, government and institutional clients in North America and in specialized product and industry sectors globally. Headquartered in Toronto, RBC Capital Markets has key centres of expertise in Minneapolis, New York and London, and offices in 27 other cities.

Industry profile

The Canadian wholesale financial services market is mature and, as a result, many Canadian firms are seeking growth opportunities outside of their domestic market, primarily in the U.S. The U.S. capital markets are dominated by several large global investment banks whose principal focus is on the top tier of companies forming the S&P 500. However, we believe significant opportunities exist for specialized players targeting the lower end of the S&P 500. To succeed in the North American context requires the ability to provide clients with innovative, value-added solutions that reflect a keen understanding of both the company and industry sector. Increasingly, new business opportunities will accrue to those firms with a reputation for adhering to high ethical standards.

Our strengths

•	Top-tier market shares in virtually all lines of business in Canada

•	Established reputation as a premier Canadian investment dealer as evidenced by our market share leadership

•	Superior origination and distribution capability as measured by our standings in underwriting league tables

•	Expertise and market knowledge in a broad array of industries

Our strategy

Our goals are to be recognized as the leading corporate and investment bank in Canada based on external rankings and to build a successful integrated North American business, while continuing to expand our specialized global businesses.

Key strategies for RBC Capital Markets include the following:

•	In Canada, to maintain our position as a leading full-service provider in all of our markets by continuing to leverage the breadth of our long-standing client relationships, the depth of our trading, research and sales capabilities, and the strength of our brand and reputation in the Canadian market

•	In the U.S., to provide value-added solutions by offering clients a broad product portfolio delivered through specialized industry teams, with the goal of building an integrated North American franchise. We will leverage the depth of our research and advisory capabilities in targeted North American industry sectors, specifically energy, technology, communications, health care, consumer products, and mid-size financial institutions

•	Continue to expand our global specialized businesses by providing clients with customized, value-added solutions in the areas of bonds, money markets, foreign exchange, structured finance and equity and credit derivatives

Outlook for 2003

Given our expectations for reasonable economic growth in both Canada and the U.S. and a moderate capital markets recovery in 2003, we are anticipating modest revenue growth in 2003. Our outlook is based on the expectation of a recovery in trading volumes, merger and acquisition activities and new issue and advisory mandates to more normalized levels. We intend to maintain our focus on strategic cost management and to keep the rate of expense growth below that of revenue growth. We also plan to continue to proactively manage the credit risk associated with our corporate loan portfolio.

Financial performance

Net income increased 24%, or 15% on a core basis, as expenses fell far more than did revenues. Core ROE was virtually unchanged from 2001, with higher net income offset by $700 million of additional common equity attributed to the segment compared to last year, reflecting a change in methodology for attributing capital relating to credit risk.

     Revenues declined $111 million or 4% from last year, due largely to lower trading revenues in our platform resulting from continued weakness in capital markets and lower lending revenues due to targeted reductions in the corporate loan portfolio.

     Non-interest expense fell $177 million or 10% due to a lower number of employees and reduced variable compensation costs. Retention compensation costs related to the acquisition of Dain Rauscher Wessels, fully integrated into RBC Capital Markets since early 2002, were also lower, falling to $51 million from $88 million in 2001.

     The provision for credit losses increased by $58 million or 14% from 2001, due primarily to certain telecommunication, cable and energy accounts that were classified as impaired during the year. The increase in the provision for credit losses was partially offset by related credit derivative gains which were recorded in other income. Net impaired loans were down $22 million or 5% from last year, reflecting write-offs in the corporate loan portfolio.

     The decline in income taxes was attributable to tax rate differentials in various jurisdictions, as well as higher income taxes in 2001 resulting from a special $28 million income tax expense shown in Table 6 on page 27A.

Results

($ millions, taxable equivalent basis, except percentage amounts)	% change		2002	2001

Net interest income		29%	$553	$430
Other income		(10)	2,112	2,346

Gross revenues		(4)	2,665	2,776
Provision for credit losses
Allocated specific		14	465	407
Total		14	465	407
Non-interest expense (1)		(10)	1,627	1,804

Net income before income taxes		1	573	565
Income taxes		(35)	135	208
Taxable equivalent adjustment		—	21	21

Net income		24%	$417	$336

U.S. net income		n.m.	$(40)	$(77)
Net income as a % of total bank net income	100	bp	15%	14%
ROE	70	bp	10.0%	9.3%
Economic Profit		n.m.	$(76)	$(56)
Average assets		14%	178,200	156,400
Average loans, acceptances and reverse repurchase agreements		3	61,400	59,600
Average deposits		12	79,200	70,500
Average common equity		21	4,000	3,300
Core results (2)
Net income		15	417	364
ROE	(10	)bp	10.0%	10.1%
Credit information
Net impaired loans		(5)%	$390	$412
Net write-offs		120	510	232
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	44	bp	.83%	.39%
Number of employees (full-time equivalent)		(1)%	2,938	2,954

(1)	Includes goodwill amortization expense of $43 million in 2001 (nil in 2002).
(2)	Excluding special items in 2001 detailed in Table 6 on page 27A. Only the lines affected by special items are shown here.
n.m.	not meaningful

Canadian GAAP Royal Bank of Canada

34A

Strategy by division

Capital Markets Services

This division was formed in November 2001, combining the equity research, sales and trading businesses with the corporate and investment banking businesses. We offer a full range of credit and corporate finance products, including debt and equity underwriting, mergers & acquisitions (M&A) advice and execution, and expertise in research and equity sales and trading activities.

     In Canada, we will build on our key strengths — expert knowledge of the Canadian markets, breadth and longevity of client relationships, depth in trading, research and sales and a long-standing reputation as a top-ranked domestic investment bank — to continue to be a full-service provider to all industries.

     On a North American basis, we will be industry-focused — specifically technology, telecommunication, heath care, energy, consumer products and mid-size financial institutions. By leveraging our research and advisory capabilities, we expect to differentiate ourselves on our ability to provide superior knowledge of investment opportunities and market-based solutions for our target clients.

Financial highlights by division

Revenues were up 3% from 2001. Factors contributing to this increase include strong performance in Canadian equity new issue and M&A business and credit derivative gains related to accounts that were classified as impaired during the year. These factors offset lower sales and trading revenues, weak performance in U.S. equity new issue and M&A business and a 9% decline in core lending revenues. Core lending revenues decreased due to tightened spreads and the targeted reduction in the corporate loan portfolio, which is also reflected in the 13% decline in average assets.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	3%	$1,063	$1,034
Average assets	(13)	13,600	15,700

Global Financial Products

This division was formed in November 2001 to address the continuing convergence of financial products available to clients. Its formation brought together the business activities involving the origination, syndication, securitization, trading and distribution of debt products globally. These products include loans, bonds and derivatives at both the investment grade and sub-investment grade levels. As well, Global Financial Products provides leveraged product asset management capabilities and is the centre of expertise for RBC Capital Markets’ proprietary trading activities. The combination of these businesses provides the ability to maximize internal expertise and deliver a broad array of value-added ideas and solutions to clients.

     We intend to continue to focus on identifying opportunities where we can build from our existing strengths to provide solutions-based approaches to structuring transactions for our clients.

Revenues were up 5% in 2002. Favourable interest rate trading environments during the year helped to fuel revenue and asset growth from our traditional bond and derivative businesses, as well as revenue growth from new initiatives developed in securitization, leveraged finance and asset management. Revenues from our proprietary trading activities were down slightly from 2001 levels. Overall, this business achieved strong performance despite difficult markets and business limitations resulting from the displacement of our New York operations after the events of September 11th.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	5%	$884	$839
Average assets	41	70,700	50,200

Global Treasury Services

Global Treasury Services combines our money markets and foreign exchange businesses and provides global clients with foreign exchange, commodities, derivatives and interest rate products, as well as currency risk management and advisory services. These products and services are delivered through our extensive global sales and trading network, operating from centres that include Toronto, London and New York. Recognized as a market leader in foreign exchange e-commerce solutions, we also deliver services through our Internet trading platform, FX Direct, and are a member of the multi-bank global trading platform, FXall. We will continue to invest in innovative electronic delivery channels that offer sophisticated and flexible products and services.

Revenues were down 18% from 2001, which was a record year. The foreign exchange businesses experienced increased volatility in foreign exchange rates and decreased volumes, while economic and interest rate uncertainty negatively affected the money markets businesses. However, the derivative-based businesses performed well and we continued to grow revenues through e-commerce channels.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	(18)%	$510	$619
Average assets	6	76,000	72,000

Global Credit

Global Credit provides centralized management of all credit exposure associated with our loan portfolio. While wholesale lending is fundamental to the attraction and expansion of high-margin client businesses, lending must be strategic in order to maximize the returns to shareholders. Our portfolio and transaction management specialists use sophisticated risk management and analytical tools designed to ensure that the pricing on loans is commensurate with the associated risk and reflects the value of all products and services a client has with RBC.

     Our transaction specialists use appropriate structures to provide clients with value-added, as opposed to commoditized, credit solutions. We work closely with our distribution teams to further reduce the size of our corporate lending base, while continuing to enhance the quality of earnings from this source.

Global Credit’s 45% decline in revenues was mainly driven by net negative mark-to-market adjustments on credit derivatives and other financial instruments and targeted reductions in our non-core lending portfolio, which is reflected in the 25% decline in average assets. These decreases offset revenue growth from our structured lending business and our successful efforts to transition towards higher-value loan transactions with greater liquidity.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	(45)%	$112	$203
Average assets	(25)	10,100	13,500

Alternative investments

Alternative Investments was formed in June 2002 with a mandate to expand our wholesale asset management capabilities, which today include operations in hedge funds and private equity. The alternative asset business provides non-traditional investment opportunities to high net worth individuals, corporations and institutional clients. These investment options include private equity and hedge funds, and can extend to other vehicles such as leveraged buyouts, Collateralized Debt Obligations (CDOs) and managed futures. We are uniquely positioned to leverage our existing infrastructure and our superior product knowledge across other businesses within RBC who have strong relationships with our target client base.

Revenues were up 19%, with strong results from our hedge fund business, which accounts for the majority of our revenues, and stable results from proprietary trading offsetting lower revenues from the Canadian equity derivatives business. Revenues from our merchant banking business were also lower due to lower capital gains and the writedowns of certain investments.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	19%	$96	$81
Average assets	56	7,800	5,000

Canadian GAAP Royal Bank of Canada

35A

RBC Global Services

Business profile

RBC Global Services offers specialized transaction processing services to business, commercial, corporate and institutional clients in domestic and select international markets. Key businesses include investment administration, correspondent banking, cash management, payments and trade finance. Our 50% interest in the Moneris Solutions merchant card processing joint venture is reported under RBC Global Services.

Industry profile

The industry is characterized by increasing consolidation as certain segments become more global. Monoline specialists and new market entrants compete against traditional financial institutions. Scale is increasingly important to support the significant investment in technology required to introduce new products and services, accommodate industry-driven infrastructure changes and enhance operational efficiencies.

Our strengths

•	We have a leadership position in Canada in these businesses as measured by AUA and market share of number of client relationships

•	We have strong client relationships as evidenced by our high rate of client retention and new business generated from existing clients

•	We are recognized for quality of service as evidenced by our top rankings in third-party client surveys

•	We continue to develop and deploy new technology and client service solutions

•	We are able to leverage our market position by aligning the resources within RBC Global Services with the expertise of other RBC platforms to offer a superior integrated service to the market

Our strategy

Our goal is to maintain and enhance our leadership position in Canada while continuing to develop a competitive international presence. To meet our goal, we will:

•     Build upon existing client relationships to develop new business in select domestic and international markets

•     Grow the business through key alliances, acquisitions and partnerships and continue to leverage the Moneris Solutions joint venture

•     Drive revenue growth by developing new products and selling higher-margin value-added services, such as securities lending and trade advisory

•     Enhance our processing and systems platforms to deliver new capabilities, improve efficiencies and drive economies of scale

•     Continue the shift to electronic payment products and services focusing on Web-based solutions.

Outlook for 2003

Although we expect interest rates to rise in the second half of 2003, they will likely remain low in historical terms, which will continue to have an unfavourable impact on our revenue growth in 2003. As our revenues earned on deposits and cash balances are highly dependent upon the interest rate environment, our net interest income growth may be adversely affected. At the same time, the expectation of a modest recovery in capital markets beginning in the second half of 2003 should have a favourable impact on revenues from foreign exchange and on fee revenues from higher AUA.

Financial performance

Net income declined 35% while core net income, excluding the gain on the formation of the Moneris Solutions joint venture in 2001, declined 8% from last year, partially reflecting an increase in the provision for credit losses.

     ROE was 28.4% compared to core ROE of 34.3% in 2001. The decline in ROE reflects lower net income as well as a $100 million increase in average common equity attributed to this segment in 2002. The higher common equity reflects the 50% interest in the Moneris Solutions joint venture and higher capital attribution for operating risk.

     Revenues were down 4% from last year, reflecting lower interest income due to the low interest rate environment, as well as lower foreign exchange revenues, which more than offset a 10% increase in fee income. Core revenues (which exclude an $89 million gain on the formation of the Moneris Solutions joint venture) were up 5%. Revenues were positively affected by the acquisition of Perpetual Fund Services (an Australian custody, investment administration and unit registry business) on July 31, 2001 and a change pertaining to the classification of services provided by us to Moneris Solutions, effective November 2001. Payments for services provided to Moneris Solutions are now being treated as revenues, whereas previously they were treated as cost recoveries. Excluding these factors, revenues were flat.

     Expenses were $69 million or 12% higher in 2002 due to the inclusion of a full year of Perpetual Fund Services as well as continued investments in technology. Excluding the acquisition of Perpetual Fund Services and the change in the classification of services provided by us to Moneris Solutions discussed above, expenses increased by 5%.

     The increases in both the provision for credit losses and net impaired loans were associated with Argentine loans classified as impaired during the year.

Results

($ millions, except percentage amounts)	% change		2002	2001

Net interest income		(7)%	$137	$147
Other income		(4)	820	851

Gross revenues		(4)	957	998
Provision for credit losses
Allocated specific		n.m.	10	(2)

Total		n.m.	10	(2)
Non-interest expense (1)		12	668	599

Net income before income taxes		(30)	279	401
Income taxes		(22)	108	138

Net income		(35)%	$171	$263

U.S. net income		(41)	$10	$17
Net income as a % of total bank net income	(500	)bp	6%	11%
ROE	(2,050	)bp	28.4%	48.9%
Economic Profit		(19)%	$98	$121
Average common equity		20	600	500
Core results (2)
Gross revenues		5	957	909
Net income		(8)	171	186
ROE	(590	)bp	28.4%	34.3%
Credit information
Net impaired loans		n.m.	$—	$(11)
Net write-offs		(114)%	(1)	7
Net write-offs as a % of average loans and acceptances	(40	)bp	(.05)%	.35%
Number of employees (full-time equivalent)		1%	2,571	2,557

(1)	Includes goodwill amortization expense of $8 million in 2001 (nil in 2002).
(2)	Excluding special items in 2001 detailed in Table 6 on page 27A. Only the lines affected by special items are shown here.
n.m.	not meaningful

Canadian GAAP Royal Bank of Canada

36A

Strategy by division

Institutional & Investor Services

Institutional & Investor Services is Canada’s largest custodian as measured by AUA, and a leading provider of investment administration services to corporate and institutional investors worldwide. We operate from 13 locations throughout the world, with a global custody network spanning 80 markets.

     We plan to continue to leverage our leadership position in the Canadian market to expand internationally, with a focus on serving fund managers, financial institutions and private banks.

     We expect to achieve growth in our fee-based revenue streams by:

•	Selling newly developed products and services to existing clients

•	Expanding our client offerings in Europe and Asia-Pacific

•	Further exploring alliance and acquisition opportunities

Financial highlights by division

Revenues grew $3 million or 1% in 2002, as the positive impact of the Perpetual Fund Services acquisition and higher fee income offset lower revenues from foreign exchange and interest income, due to the low interest rate environment. AUA increased by 3% from 2001 due to new business, but the effect of equity market declines largely offset the additions.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	1%	$401	$398
Assets under administration	3	963,200	936,700

Financial Institutions

A comprehensive range of correspondent banking services is provided to banks globally and to broker-dealers within Canada, including cash management, payments, clearing, trade, foreign exchange, derivatives lending, securities lending, custody and settlement, and structured financing.

     Our goal is to leverage our leadership position in the Canadian dollar clearing market and our client relationships by:

•	Identifying differentiated value-added solutions that address the unique needs of the different market segments

•	Adding new revenue streams by introducing service offerings that integrate the new product developments of RBC Global Services with those of other business platforms

We will continue to monitor and actively manage our exposure to higher risk markets.

Revenues fell $15 million or 13% from last year, primarily due to a decrease in interest income associated with the low interest environment. In addition, certain fee revenues were transferred from RBC Global Services to RBC Capital Markets in 2002, contributing to the decline in revenues. The decrease in average assets reflected strategic reductions in the size of our Latin American loan portfolio, which now totals $146 million.

Results

($ millions, taxable equivalent basis)	% change	2002	2001

Gross revenues	(13)%	$98	$113
Average assets	(15)	1,700	2,000
Average deposits	—	1,700	1,700

Treasury Management & Trade

Treasury Management & Trade provides cash management, payment and trade services to business, commercial, corporate and public sector segments. Our trade team provides Canadian and foreign importers and exporters with a variety of trade products, services and counsel. Our cash management group provides a range of solutions to clients that allow for more effective cash flow and integration with client processing. Through Moneris Solutions we provide merchants with credit and debit card transaction processing services.

     Our goal is to continue to be the leading provider in Canada by retaining profitable client relationships and growing market share in strategic markets by:

•	Introducing a market segmentation approach that accommodates the diverse needs of business markets

•	Expanding the functionality of our Web-based delivery channel for both cash management and trade services

•	Introducing new trade products and services as well as expanding trade alliances to meet clients’ international trade requirements while effectively managing risk

•	Leveraging our cash management sales and service leadership position

Revenues decreased $29 million or 6% from 2001. Excluding the $89 million gain on the formation of the Moneris Solutions joint venture in 2001, revenues increased $60 million or 15%. This increase primarily reflected a change pertaining to the classification of services provided by us to Moneris Solutions, effective November 2001. Payment for services provided to Moneris Solutions are now being treated as revenues, whereas previously they were treated as cost recoveries. Excluding this factor, revenues increased 10%, reflecting growth in fee income.

Results

($ millions, taxable equivalent basis, volumes in thousands)	% change	2002	2001

Gross revenues	(6)%	$458	$487
Core gross revenues (1)	15	458	398
Average deposits	6	6,350	6,000
Payment volumes (2)	12	7,440	6,670
Payment errors (per 10,000 payments)	(40)	.33	.55

(1)	Excluding special items in 2001 detailed in Table 6 on page 27A.

(2)	Restated to include payment types not previously included in 2001.

Canadian GAAP Royal Bank of Canada

37A

Financial priority: Revenue growth and diversification

Highlights

•	Revenues up 7%

•	Operating(core) revenues up 10%, reflecting acquisitions

•	Excluding recent U.S. acquisitions, operating revenues were unchanged

•	Net interest income up 10%

•	Net interest margin of 1.96%, down four basis points

•	Other income up 4% and core other income up 10%

•	Other income 54% of total revenues

TABLE 7   Operating revenues

			2002 vs 2001

($ millions, taxable equivalent basis)	2002	2001	Increase (decrease)

Net interest income	$7,198	$6,549	$649	10%
Other income	8,562	8,215	347	4

Total revenues (reported)	15,760	14,764	996	7
Less: Special items (1)	—	(445)	(445)	n.m.

Operating revenues	15,760	14,319	1,441	10
Less: Revenues of recent U.S. acquisitions (2)	(3,190)	(1,687)	1,503	89

Operating revenues, excluding recent U.S. acquisitions	$12,570	$12,632	$(62)	—%

(1)	Special items in 2001 are described in Table 6 on page 27A. There were no special items for 2002.

(2)	Represents revenues of RBC Centura (now includes Eagle Bancshares, RBC Mortgage for the purposes of this discussion and analysis and what was previously SFNB), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro) and excludes Dain Rauscher Wessels, which was integrated into RBC Capital Markets in early 2002.

n.m.	not meaningful.

Total revenues were up $1.0 billion or 7% from 2001. Operating, or core, revenues (which exclude $445 million of gains from special items recorded in 2001) were up $1.4 billion or 10% from a year ago.

As shown in the table above, revenues from recent U.S. acquisitions accounted for all of the growth in operating revenue. Excluding recent U.S. acquisitions, operating revenues were unchanged from a year ago. This compared to a decline in operating expenses of 5% (discussed in the Cost control section on page 42A).

Net interest income

Net interest income was up 10% from 2001 to $7.2 billion. The majority of the increase stemmed from recent U.S. acquisitions. If these acquisitions are excluded, net interest income would have been up 2% due to an increase in the amount of interest-earning assets, particularly residential mortgages, which more than offset a narrower spread on deposits.

     As shown in Table 8 below, the net interest margin decreased by four basis points from last year to 1.96%, reflecting a narrower spread between the prime rate and core deposit funding costs resulting from a reduction in the average Canadian prime rate to 4.15% from 6.55% in 2001.

TABLE 8   Net interest income and margin

($ millions, except percentage amounts)	2002	2001	2000

Average assets	$367,300	$327,100	$281,900
Net interest income (1)	7,198	6,549	5,307
Net interest margin (2)	1.96%	2.00%	1.88%

(1)	Taxable equivalent basis.

(2)	Net interest income, on a taxable equivalent basis, as a percentage of average assets.

Outlook

We are targeting core revenue growth of 5 - 8% in fiscal 2003, based on our expectations that capital market activity will pick up somewhat, interest rates in Canada will rise and the Canadian and U.S. economies will grow somewhat faster than in 2002.

Canadian GAAP Royal Bank of Canada

38A

TABLE 9 Net interest income on average assets and liabilities

	Average balances (1)			Interest (2)			Average rate
($ millions, taxable equivalent basis,
except percentage amounts)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Assets
Deposits with banks
Canada	$367	$449	$612	$7	$18	$22	1.91%	4.01%	3.59%
International	15,382	16,154	13,888	476	813	802	3.09	5.03	5.77

	15,749	16,603	14,500	483	831	824	3.07	5.01	5.68

Securities
Trading account	65,422	51,429	38,450	1,945	2,143	1,519	2.97	4.17	3.95
Investment account	25,171	21,154	20,142	1,127	1,125	1,129	4.48	5.32	5.61
Loan substitute	407	463	495	43	45	49	10.57	9.72	9.90

	91,000	73,046	59,087	3,115	3,313	2,697	3.42	4.54	4.56

Assets purchased under reverse repurchase agreements	35,463	29,591	21,729	651	1,163	1,078	1.84	3.93	4.96
Loans (3)
Canada
Residential mortgage	65,901	62,448	59,860	3,903	4,087	3,891	5.92	6.54	6.50
Personal	26,631	28,089	26,949	1,734	2,325	2,290	6.51	8.28	8.50
Credit card	4,354	4,586	3,559	519	556	405	11.92	12.12	11.38
Business and government	28,650	32,347	32,927	1,291	1,281	1,506	4.51	3.96	4.57

	125,536	127,470	123,295	7,447	8,249	8,092	5.93	6.47	6.56
International	41,132	32,836	24,495	3,016	3,783	3,446	7.33	11.52	14.07

	166,668	160,306	147,790	10,463	12,032	11,538	6.28	7.51	7.81

Total interest-earning assets	308,880	279,546	243,106	14,712	17,339	16,137	4.76	6.20	6.64
Non-interest-bearing deposits with banks	1,753	1,188	930
Customers’ liability under acceptances	8,515	9,890	10,281
Other assets	48,152	36,476	27,583

Total assets	$367,300	$327,100	$281,900	$14,712	$17,339	$16,137	4.01%	5.30%	5.72%

Liabilities and shareholders’ equity Deposits (4)
Canada	$111,880	$110,228	$107,533	$2,964	$4,712	$5,060	2.65%	4.27%	4.71%
International	108,620	89,629	70,575	2,745	4,000	3,997	2.53	4.46	5.66
	220,500	199,857	178,108	5,709	8,712	9,057	2.59	4.36	5.09
Obligations related to securities sold short	19,912	16,509	14,195	797	654	656	4.00	3.96	4.62
Obligations related to assets sold under repurchase agreements	19,630	19,892	11,873	414	894	653	2.11	4.49	5.50
Subordinated debentures	6,804	6,805	5,129	406	410	344	5.97	6.02	6.71
Other interest-bearing liabilities	5,546	3,042	3,042	188	120	120	3.39	3.94	3.94

Total interest-bearing liabilities	272,392	246,105	212,347	7,514	10,790	10,830	2.76	4.38	5.10
Non-interest-bearing deposits	19,897	18,568	15,654
Acceptances	8,515	9,890	10,281
Other liabilities	47,974	36,621	30,829

	348,778	311,184	269,111	7,514	10,790	10,830	2.15	3.47	4.02

Shareholders’ equity
Preferred	1,713	2,073	1,975
Common	16,809	13,843	10,814

Total liabilities and shareholders’ equity	$367,300	$327,100	$281,900	$7,514	$10,790	$10,830	2.05%	3.30%	3.84%

Net interest income as a % of total average assets	$367,300	$327,100	$281,900	$7,198	$6,549	$5,307	1.96%	2.00%	1.88%

Net interest income as a % of total average interest-earning assets
Canada	$196,321	$182,904	$176,865	$6,539	$5,343	$4,796	3.33%	2.92%	2.71%
International	112,559	96,642	66,241	659	1,206	511	.59	1.25	.77

Total	$308,880	$279,546	$243,106	$7,198	$6,549	$5,307	2.33%	2.34%	2.18%

(1)	Calculated on a daily basis.

(2)	Interest income includes loan fees of $321 million (2001 — $328 million; 2000 — $274 million). The taxable equivalent adjustment is based on the Canadian tax rate of 38.5% (2001 — 41.5%; 2000 — 42.8%) and U.S. federal tax rate of 39.5%.

(3)	Average balances include impaired loans and are net of the allowance for credit losses.

(4)	Deposits include savings deposits with average balances of $39 billion (2001 — $38 billion; 2000 — $34 billion), interest expense of $.3 billion (2001 — $.6 billion; 2000 — $.7 billion) and average rates of .69% (2001 — 1.58%; 2000 — 2.06%). Deposits also include time deposits with average balances of $47 billion (2001 — $44 billion; 2000 — $38 billion), interest expense of $1.3 billion (2001 — $2.0 billion; 2000 — $2.0 billion) and average rates of 2.86% (2001 — 4.55%; 2000 — 5.26%).

Canadian GAAP Royal Bank of Canada

39A

TABLE 10   Change in net interest income

	2002 vs 2001			2001 vs 2000
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	average	average	Net	average	average	Net
($ millions, taxable equivalent basis)	volume (1)	rate (1)	change	volume (1)	rate (1)	change

Assets
Deposits with banks
Canada	$(3)	$(8)	$(11)	$(6)	$2	$(4)
International	(37)	(300)	(337)	121	(110)	11
Securities
Trading account	502	(700)	(198)	537	87	624
Investment account	195	(193)	2	55	(59)	(4)
Loan substitute	(6)	4	(2)	(3)	(1)	(4)
Assets purchased under reverse repurchase agreements	197	(709)	(512)	339	(254)	85
Loans
Canada
Residential mortgage	218	(402)	(184)	169	27	196
Personal	(116)	(475)	(591)	95	(60)	35
Credit card	(28)	(9)	(37)	123	28	151
Business and government	(156)	166	10	(26)	(199)	(225)
International	813	(1,580)	(767)	1,035	(698)	337

Total interest income	$1,579	$(4,206)	$(2,627)	$2,439	$(1,237)	$1,202

Liabilities
Deposits
Canada	$70	$(1,818)	$(1,748)	$124	$(472)	$(348)
International	727	(1,982)	(1,255)	951	(948)	3
Obligations related to securities sold short	136	7	143	99	(101)	(2)
Obligations related to assets sold under repurchase agreements	(12)	(468)	(480)	377	(136)	241
Subordinated debentures	—	(4)	(4)	104	(38)	66
Other interest-bearing liabilities	87	(19)	68	—	—	—

Total interest expense	1,008	(4,284)	(3,276)	1,655	(1,695)	(40)

Net interest income	$571	$78	$649	$784	$458	$1,242

(1)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income on a taxable equivalent basis.

Other income

As shown in Table 11 on page 41A, other income was up $347 million, or 4%, from 2001, while core other income, which excludes special items shown in Table 6 on page 27A, was up $792 million or 10%, both reflecting recent U.S. acquisitions. Core other income was up 11% in RBC Banking, 4% in RBC Insurance and 30% in RBC Investments, largely reflecting acquisitions. Core other income was up 8% in RBC Global Services but was down 10% in RBC Capital Markets.

     Excluding the impact of recent U.S. acquisitions, core other income was down $183 million or 3%.

     Partially driven by recent U.S. acquisitions, capital market fees (consisting of fees from full-service brokerage, discount brokerage and the institutional business) were up 23%, deposit and payment service charges were up 17% and investment management and custodial fees were up 8%. Mortgage banking revenues (which relate to mortgages originated in the U.S.) rose 8%, mutual fund revenues were up 4% and securitization revenues were up 41%, reflecting $3.7 billion of residential mortgage securitizations during the year. Card service revenues were up 8%. Despite contributions from recent U.S. acquisitions, trading revenues were down 3%. Insurance revenues were up 1% while credit fees declined 6%. Other — other income was up $169 million, or 53%, largely the result of a $77 million increase in fee revenue at RBC Dain Rauscher for the provision of back office services to other brokerage firms and a $19 million increase in fee revenue at RBC Liberty Insurance for the provision of back office services to other insurance companies.

     Excluding the effect of recent U.S. acquisitions, deposit and payment service charges increased by $82 million, securitization revenues increased by $51 million, insurance revenues increased by $27 million, mutual fund revenues increased by $8 million, credit fees declined by $17 million, capital market fees declined by $23 million, investment management and custodial fees declined by $77 million and trading revenues declined by $302 million.

     Other income accounted for 54% of total revenues, unchanged from 2001.

Canadian GAAP Royal Bank of Canada

40A

TABLE 11   Other income

				2002 vs 2001
($ millions, except percentage amounts)	2002	2001	2000	Increase (decrease)

Capital market fees	$1,866	$1,523	$1,538	$343	23%
Trading revenues	1,766	1,820	1,540	(54)	(3)
Investment management and custodial fees	1,179	1,096	860	83	8
Deposit and payment service charges	1,041	887	756	154	17
Mutual fund revenues	723	692	624	31	4
Card service revenues	496	458	420	38	8
Foreign exchange revenues, other than trading	279	312	299	(33)	(11)
Credit fees	223	237	212	(14)	(6)
Mortgage banking revenues	222	206	—	16	8
Insurance revenues	204	201	191	3	1
Securitization revenues	174	123	115	51	41
Gain (loss) on disposal of premises and equipment	15	22	(16)	(7)	(32)
Loss on sale of securities	(116)	(128)	(11)	12	9
Other	490	321	204	169	53

Total core	8,562	7,770	6,732	792	10
Special items (1)	—	445	—	(445)	n.m.

Total	$8,562	$8,215	$6,732	$347	4%

(1)	Special items in 2001 are described in Table 6 on page 27A. There were no special items for 2000 and 2002.

n.m.	not meaningful

TABLE 12 Trading revenues

($ millions)	2002	2001	2000

Net interest income (1)	$127	$(68)	$(365)
Other income (2)	1,766	1,820	1,540

Total	$1,893	$1,752	$1,175

By product
Equity	$753	$684	$495
Fixed income and money markets (3)	876	726	378
Foreign exchange contracts (4)	263	340	301
Commodity and precious metals	1	2	1

Total	$1,893	$1,752	$1,175

(1)	Includes interest earned on trading securities and other cash instruments held in the trading portfolios less funding costs associated with trading-related derivative and security positions.

(2)	Primarily includes realized and unrealized gains and losses on trading securities, derivative instruments and foreign exchange trading activities.

(3)	Includes Canadian government securities and corporate debt instruments, swaps, interest rate options, interest rate futures, forward rate agreements.

(4)	Includes foreign exchange spot, forward, futures and options contracts.

Trading revenues

Trading revenues include gains and losses on securities and derivatives that arise from market-making, sales and principal trading activities. These securities and derivative positions are marked-to-market on a daily basis. A description of trading revenues included in net interest income and other income is provided in footnotes (1) and (2) in Table 12 above.

     As shown in Table 12, total trading revenues were up $141 million or 8% in 2002. This was partially due to the acquisition of Tucker Anthony Sutro on October 31, 2001. Proprietary trading activities are strictly managed in accordance with VAR and trading limits and we continue to conduct the majority of client-related trading in the major G7 markets and currencies.

     Fixed income and money market trading revenues increased by $150 million, or 21%, largely from increases in fixed income trading volumes due to the favourable interest rate environment provided by successive central bank rate cuts and increases in derivative trading activities. Equity trading revenues increased by $69 million, or 10%, primarily due to the inclusion of revenues from Tucker Anthony Sutro. Foreign exchange contract trading revenues declined by $77 million, or 23%, in part due to lower trading volumes caused by increased volatility in the foreign exchange markets.

Canadian GAAP Royal Bank of Canada

41A

Financial priority: Cost control

Highlights

•	Non-interest expense up 7% from 2001 and core non-interest expense up 8%, reflecting recent U.S. acquisitions

•	Operating non-interest expense excluding recent U.S. acquisitions down 5%, reflecting continued cost control efforts

As shown in the table below, non-interest expense was up $665 million or 7% and core non-interest expense (i.e., excluding special items shown in Table 6 on page 27A) was up $756 million or 8% from 2001.

     Operating non-interest expense (which excludes the special items mentioned in Table 6 on page 27A, the costs of SARs and retention compensation associated with acquisitions) was up $753 million or 8% in 2002.

     Non-interest expense of recent U.S. acquisitions was $2.7 billion, up $1.1 billion in 2002. The large increase is primarily due to the inclusion of a full year of expenses for RBC Centura, which was acquired on June 5, 2001, and expenses relating to the acquisition of Tucker Anthony Sutro, which was acquired on October 31, 2001. Excluding recent U.S. acquisitions, operating non-interest expense was down $370 million or 5% from 2001. Further excluding goodwill amortization expense not associated with recent U.S. acquisitions, operating non-interest expense was down $227 million, or 3%, in 2002.

     From a segment perspective, by excluding expenses of recent U.S. acquisitions, operating expenses for RBC Investments would have been down $135 million or 9%, for RBC Banking down $109 million or 3% and for RBC Insurance up $24 million or 13%. The decline in RBC Banking’s expenses reflects ongoing success with its cost control initiatives initially implemented in 1999, while the reduction in RBC Investments largely reflects lower variable compensation in the weaker capital markets environment and cost control efforts. The increase in RBC Insurance expenses partially reflects the inclusion of an additional two months of expenses at RBC Liberty Insurance and higher staff costs.

     Operating expenses for RBC Capital Markets were down $140 million or 8%, whereas operating expenses at RBC Global Services were up $66 million or 11%. The reductions at RBC Capital markets, similar to the reductions at RBC Investments, were the result of lower variable compensation and continuing cost control. The increase in RBC Global Services costs was affected by a change that became effective November 2001, pertaining to the classification of services provided by us to Moneris Solutions, a card processing joint venture in which we have a 50% interest. Payments for services provided to Moneris Solutions are now being treated as revenues, whereas previously they were treated as cost recoveries. Also, expenses were impacted by the July 2001 acquisition of Perpetual Fund Services. Excluding this acquisition, and the change in classification of services provided to Moneris Solutions, operating expenses at RBC Global Services increased by 5%.

     Human resources costs increased by $614 million or 11% in 2002, largely the result of a $476 million or 17% increase in salaries expense and a $96 million or 14% increase in benefits expense. The increase in salaries expense is primarily due to the acquisitions of RBC Centura and Tucker Anthony Sutro. Pension benefit expense increased by $129 million this year primarily due to a decrease in the fair value of plan assets due to weak equity markets, settlement costs on pension-related matters with Royal Trust pension plan members and increases in the interest cost on the benefit obligation. Furthermore, our defined contribution pension expenses were higher due to changes to our U.S. plan design and the launch of our Canadian defined contribution plan.

     Other postretirement benefits expense decreased by $39 million this year primarily as a result of an$87 million charge that was taken in 2001 following the review of certain pension and other related future benefit plans. No similar charge was taken this year.

     Retention compensation costs declined by $18 million to $158 million despite the addition of $45 million of retention compensation costs pertaining to Tucker Anthony Sutro. We expect total retention compensation costs to fall to approximately $87 million in 2003 and $53 million in 2004. SAR expenses rose slightly during the year. SARs are discussed in Note 16 on pages 88A and 89A, and their costs are determined based upon the change in our share price and the vesting, which occurs over time.

     Communications costs increased by $115 million or 17%, equipment costs were up $91 million or 12% and occupancy costs increased by $72 million or 10%. These increases largely relate to the inclusion of a full year of expenses for RBC Centura Bank, which was acquired on June 5, 2001 and Tucker Anthony Sutro, which was acquired on October 31, 2001.

     Excluding expenses from recent U.S. acquisitions, equipment costs would have been up $61 million or 10%, human resource costs down $139 million or 3%, amortization of goodwill and other intangibles down $140 million or 86%, other costs down $108 million or 11%, occupancy costs down $24 million or 4%, professional fees down $24 million or 8% and communications costs would have been up $4 million or 1%.

TABLE 13   Operating non-interest expense

			2002 vs 2001
($ millions)	2002	2001	Increase (decrease)

Non-interest expense	$10,420	$9,755	$665	7%
Less: Special items (1)	—	(91)	(91)	n.m.

Core non-interest expense	10,420	9,664	756	8
Less: Costs of SARs	(44)	(23)	21	91
RBC Dain Rauscher retention compensation (2)	(158)	(176)	(18)	(10)

Operating expenses	10,218	9,465	753	8
Less: Non-interest expense of recent U.S. acquisitions (3)	(2,732)	(1,609)	1,123	70

Operating expenses, excluding recent U.S. acquisitions	7,486	7,856	(370)	(5)
Less: Amortization of goodwill not associated with recent U.S. acquisitions (3)	—	(143)	(143)	n.m.

Operating expenses, excluding recent U.S. acquisitions and goodwill amortization	7,486	7,713	(227)	(3)%

(1)	Special items in 2001 are described in Table 6 on page 27A. There were no special items in 2002.

(2)	Includes Dain Rauscher Wessels for both periods and Tucker Anthony Sutro in 2002 only.

(3)	Represents non-interest expense of RBC Centura Banks (now includes Eagle Bancshares, RBC Mortgage for the purposes of this discussion and analysis and what was previously SFNB), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro) including goodwill amortization expense of $105 million in 2001 (nil in 2002), but excluding retention compensation costs and Dain Rauscher Wessels, which was integrated into RBC Capital Markets in early 2002.

n.m.	not meaningful.

Canadian GAAP Royal Bank of Canada

42A

Outlook

In 2003, we expect to grow operating expenses at a lower rate than operating revenues.

TABLE 14 Non-interest expense

				2002 vs 2001
($ millions, except percentage amounts)	2002	2001	2000	Increase (decrease)

Human resources
Salaries	$3,224	$2,748	$2,319	$476	17%
Variable compensation	2,095	2,056	1,839	39	2
Acquisition related retention compensation	158	176	—	(18)	(10)
Benefits	794	698	441	96	14
SARs	44	23	52	21	91

	6,315	5,701	4,651	614	11

Occupancy
Net premises rent	595	561	384	34	6
Premises repairs and maintenance	70	55	68	15	27
Depreciation	103	91	81	12	13
Property taxes	11	6	15	5	83
Energy	17	11	22	6	55

	796	724	570	72	10

Equipment
Office and computer rental and maintenance	516	431	376	85	20
Depreciation	304	298	289	6	2

	820	729	665	91	12

Communications
Telecommunication	361	290	225	71	24
Marketing and public relations	211	180	173	31	17
Postage and courier	121	108	170	13	12
Stationery and printing	108	108	127	—	—

	801	686	695	115	17

Professional fees	419	391	267	28	7

Amortization of goodwill	—	248	76	(248)	n.m.

Amortization of other intangibles	72	36	11	36	100

Other
Business and capital taxes	129	171	134	(42)	(25)
Travel and relocation	144	121	85	23	19
Employee training	46	43	38	3	7
Donations	41	35	26	6	17
Other	837	779	363	58	7

	1,197	1,149	646	48	4

Total core	10,420	9,664	7,581	756	8
Special items (1)	—	91	—	(91)	n.m.

Total	$10,420	$9,755	$7,581	$665	7%

(1)	Special items in 2001 are described in Table 6 on page 27A. There were no special items for 2000 and 2002.

n.m.	not meaningful

Continuing our focus on cost control

The cost control initiatives undertaken in 2002 and in prior years are continuing to yield favourable results as reflected in the 5% decline in operating expenses, excluding recent U.S. acquisitions, shown in Table 13.

     RBC Banking surpassed its stated objective of no non-interest expense growth in 2002, reducing non-interest expense by $100 million or 3%, excluding recent U.S. acquisitions. Its success is due to favourable results from a number of initiatives, including the following.

     Increasing focus on fraud prevention. This led to over $50 million of savings realized this year.

     Eliminating duplication and other process inefficiencies. As the result of integrating the credit card business into RBC Royal Bank’s product and sales structure, over $10 million in cost savings were realized during 2002.

     Integration of certain functions of SFNB, RBC Builder Finance and RBC Mortgage into RBC Centura. The successful integration of certain functions resulted in the realization of 100% of the three-year cost savings target of US$70 million, nearly two years ahead of schedule.

     Integration of certain functions of RBC Centura into RBC Royal Bank. A portion of RBC Centura call centre services has been reallocated to the RBC Royal Bank call centres in Canada, whereby over half of RBC Centura inbound calls are now handled by call centres in Canada. RBC Centura is also expecting to realize over $7 million of cost savings in 2003 from the integration of certain operations of Eagle Bancshares.

     Moving into 2003, RBC Banking is developing a common business framework enabled by e-technologies. We believe that this streamlined model will drive transformational cost reductions by providing standardized and flexible solutions across segments, channels and products. This initiative is expected to generate cost savings commencing in 2004.

Canadian GAAP Royal Bank of Canada

43A

     During 2002, RBC Insurance realized cost savings by insourcing the provision of technology and infrastructure support to the RBC Systems & Technology group and by outsourcing its payroll function to an external payroll service provider. Also, RBC Liberty Insurance completed the migration and consolidation of the business insurance software and out-sourcing assets acquired from Genelco, resulting in cost eliminations. RBC Liberty Insurance is also in the process of migrating to the desktop and server operating environments used by the rest of our enterprise. These changes will result in lower costs and will leverage best practices.

     RBC Investments’ cost-cutting program, initiated in 2001 to offset the effects of market weakness, will continue into 2003. This segment continues to seek ways to permanently reduce non-interest expense. For example, by working with the Institutional & Investor Services unit of RBC Global Services, RBC Global Private Banking was able to realize cost savings through the sourcing of its fund management processing.

     RBC Dain Rauscher achieved cost savings from the continued integration of Tucker Anthony Sutro. Cost savings are being realized through a number of initiatives, including reducing overlapping positions and leveraging scale opportunities that already exist in RBC Dain Rauscher’s platform. RBC Dain Rauscher also achieved cost savings through the rationalization of parts of its business in response to poor market conditions. To date, cost savings realized from these initiatives have exceeded US$30 million. Cost savings pertaining to the completion of the integration of Tucker Anthony Sutro into RBC Dain Rauscher are expected to be another US$30 million in 2003.

     RBC Capital Markets maintained a focused cost control effort in 2002 in response to the continued weak market conditions. Expense reductions were achieved through the execution of a number of initiatives including continued integration of Capital Market Services businesses in Canada and the U.S., targeted reductions in costs associated with the management of our loan portfolio, technology support and technology capital expenditures. In 2003, RBC Capital Markets will continue its focus on cost control.

     RBC Global Services is a scale business with relatively high fixed costs. To achieve cost savings, this segment is focusing on improving operational efficiency by increasing revenue to achieve economies of scale and through continued improvements in its technology infrastructure. Revenue increases will be achieved through organic revenue growth and targeted acquisitions. Acquisitions will provide opportunities for cost savings through integration.

     In addition to each platform undertaking its own cost containment initiatives, we have an E2 (efficiency and effectiveness) effort underway for RBC Financial Group. The primary thrust of the E2 initiative is to eliminate duplication between platforms and to identify centres of expertise that can be leveraged to enhance operational efficiency and revenue growth. To date, this initiative has identified over 55 projects that could result in cost savings and additional revenue.

TABLE 15   Taxes

($ millions, except percentage amounts)	2002	2001	2000

Income taxes
Consolidated statement of income	$1,365	$1,340	$1,445
Taxable equivalent adjustment	40	32	28

	1,405	1,372	1,473

Other taxes
Goods and services and sales taxes	224	221	208
Payroll taxes	245	237	188
Provincial capital taxes	107	146	108
Property taxes (1)	11	6	16
Business taxes	22	25	26
Insurance premium taxes	22	21	11

	631	656	557

Total	$2,036	$2,028	$2,030

Effective income tax rate (2)	32.2%	34.7%	38.6%
Effective total tax rate (3)	41.5%	44.6%	46.9%

(1)	Includes amounts netted against other income regarding investment properties.

(2)	Income taxes reported in the consolidated statement of income, as a percentage of net income before income taxes.

(3)	Total income taxes and other taxes as a percentage of net income before income taxes and other taxes expressed on a taxable equivalent basis.

Income and other taxes

Income and other taxes shown in Table 15 above were $2,036 million in 2002, comprising income taxes of $1,405 million and other taxes of $631 million. Income taxes increased by $33 million from 2001, largely due to higher net income before tax. Other taxes declined by $25 million largely as a result of a decrease in the amount of provincial capital taxes paid.

     As shown above, the effective income tax rate decreased from 34.7% in 2001 to 32.2% in 2002, reflecting a reduction in federal and provincial tax rates in Canada.

     In addition to the income and other taxes reported in the consolidated statement of income, the bank recorded income tax expense of $125 million in 2002 ($644 million income tax benefit in 2001) in shareholders’ equity as shown in Note 14 on page 86A.

Canadian GAAP Royal Bank of Canada

44A

Financial priority: Strong credit quality

Highlights

•	Business and government loans and acceptances decreased from 35% of total loans, acceptances and reverse repurchase agreements in 2001 to 32%

•	Gross impaired loans down 7%

•	Net impaired loans to total loans, acceptances and reverse repurchase agreements down slightly from .08% to .04%

•	Provision for credit losses stable at $1.1 billion

•	Specific provision ratio of .51%, down slightly from .53%

•	Net write-offs ratio of .60%, up from .47%

•	Allowance for credit losses down slightly from $2.4 billion to $2.3 billion

Loan portfolio

During 2002, the loan portfolio performed well in a very challenging environment, reflecting changes we have made in credit practices over the last two years. In 2002, we continued our strategy of moving towards a lower-risk portfolio mix, which includes more residential mortgage loans and less corporate loans, which are riskier and more capital intensive. As shown in the charts below, business and government loans and acceptances decreased to 32% of total loans, acceptances and reverse repurchase agreements in 2002 from 43% in 1998. This compares to a ratio of 35% in 2001.

     We buy credit protection to offset losses that may result from the potential credit deterioration of particular counterparties and to manage absolute exposure. As at October 31, 2002, we had $1 billion of credit protection in place including $.2 billion in each of the telecommunication, energy and financial services sectors.

     The portion of our business and government credit exposure rated investment grade increased slightly during 2002 from 69% to 70%. Business and government includes our small business portfolio, which is generally rated lower than larger businesses.

     Table 16 on page 47A and Table 21 on page 52A provide a detailed breakdown of loans, acceptances and reverse repurchase agreements. Business and government loans and acceptances declined $5.6 billion in Canada and $1.7 billion internationally, with a $2.3 billion reduction outside of the U.S., partially offset by a $.6 billion increase in the U.S. The overall decrease is driven by the ongoing business strategy of exiting non-core client relationships in RBC Capital Markets. We do not engage in subprime lending in the U.S.

     In Canada, there were no significant increases in any of the sectors other than the automotive sector where the increase was due to the reclassification of approximately $.8 billion of loans from transportation and environment. The largest reduction was in energy ($1.4 billion).

     In the U.S., portfolio increases took place in energy ($1.1 billion) and commercial real estate ($.8 billion), partially offset by a decrease in industrial products ($.5 billion). The largest share of the increase in the energy sector was in power generation. The commercial real estate increase includes $.2 billion of loans acquired as a result of the Eagle Bancshares acquisition.

     Outside Canada and U.S., loans decreased by $2.3 billion, including reductions in financial services, energy and industrial products. The overall reductions reflect focused de-marketing of Asia-Pacific loans, including Japan.

     Telecommunication loans outstanding globally decreased by 22% to $1.7 billion at October 31, 2002. Non-investment grade telecommunication loans were $.9 billion, down from 59% of the portfolio to 49%. Currently seven telecommunication loans are classified as impaired, compared to six at October 31, 2001. Approximately 90% of the original impaired amount has been written-off or specifically provided for. This results in a net impaired amount of $41 million, at the end of 2002.

     At October 31, 2002, loans outstanding to the power generation sub-sector within the energy sector were $2.0 billion, of which 48% were investment grade. The net impaired amount of $74 million related to three accounts.

     For additional discussion of loans, see the Balance sheet and capital management section on page 58A.

Impaired loans

Loans are generally classified as impaired, meaning the accrual of interest is discontinued, under conditions described in Note 1 on page 72A.

     As indicated in Table 17 on page 48A, gross impaired loans decreased $177 million during the year to $2,288 million. This decline reflects a slowdown in net additions ($1,280 million versus $1,912 million in 2001) and increased write-offs ($1,457 million versus $1,125 million in 2001).

     Gross impaired loans decreased in both the consumer and the business and government loan portfolios.

Canadian GAAP Royal Bank of Canada

45A

     In the consumer portfolio, gross impaired loans decreased by $67 million to $437 million. Canada saw a large decrease ($75 million), resulting from overall portfolio improvement due to recent initiatives such as the implementation of an advanced risk modeling technology in order to optimize risk-return and the optimization of credit policies and procedures (including the implementation of new origination models and new credit management and collection procedures).

     Business and government gross impaired loans fell $110 million to $1,851 million. This consisted of reductions in Canada ($276 million) and the U.S. ($50 million), offsetting increases in other international ($216 million). Gross impaired loans in the Canadian transportation and environment sector fell $136 million due to a significant single name returning to performing status. There were also decreases in commercial real estate loans ($72 million) and small business loans ($56 million). The U.S. saw a net decrease resulting from reductions in the telecommunication sector ($195 million), driven by significant write-offs. This decrease was partially offset by an increase in the energy and media and cable sectors. Each of these two sectors was impacted by single individual accounts. New impaired loans in Argentina contributed to an increase in other international.

     As a percentage of related loans, acceptances and reverse repurchase agreements (after general allowance for loan losses) net impaired loans decreased slightly from .08% to .04%.

Provision for credit losses

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Allowance for credit losses section below.

     The provision for credit losses was $1,065 million in 2002, down $54 million from 2001, as shown in Table 18 on page 49A.

     We acquire credit protection on portions of our portfolio by entering into credit derivative contracts. We also provide protection through credit derivatives to various counterparties. This year’s provision for credit losses included amounts related to a telecommunication account that was classified as impaired and was partially offset by gains of $102 million on a related credit derivative. This amount was recorded in other income. We had also provided credit protection through derivatives to counterparties with respect to a large U.S. telecommunication company, which defaulted during the year, leading to a mark-to-market loss of $69 million.

     In the consumer portfolio, the specific provision increased by $25 million to $430 million. Business and government loans showed a slight decrease of $9 million to $635 million. This comprises decreases in Canada of $166 million, partially offset by increases in the U.S. of $52 million and other international of $105 million. The decreases in Canada are spread across various industries. In the U.S., there was an increase in the energy and information technology sectors, partially offset by decreases in commercial real estate and telecommunication. The increase in U.S. energy ($107 million) is due to a single account.

     The specific provision amounted to .51% (.49% net of effect of credit derivatives) of average loans, acceptances and reverse repurchase agreements, down from .53% in 2001 and compared to a 2002 objective of .45% - .55%.

Outlook

In light of the continued economic and global political uncertainty that we face, we expect a specific provision for credit losses ratio of .45 - .55% in 2003, which is unchanged from our 2002 objective.

Allowance for credit losses

The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in the loan and off-balance sheet portfolios. The individual elements as well as the overall allowance are evaluated on a quarterly basis. This evaluation is based on continuing assessments of problem accounts, recent loss experience and changes in other factors, including the composition and quality of the portfolio, economic conditions and regulatory requirements. The allowance is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs net of recoveries.

     The determination of the allowance for credit losses is based upon estimates derived from historical analysis, adjusted to take into account management’s judgment relating to current assumptions. Therefore, the allowance for credit losses will inevitably differ from actual losses incurred in the future. To minimize these differences, management assesses the methodology and all significant assumptions on a regular basis.

     The allowance for credit losses comprises three components — specific, general allocated and general unallocated — as described in Note 1 on page 73A.

     As shown in Table 19 on page 50A, the allowance for credit losses decreased $78 million or 3% between 2001 and 2002 to $2,314 million. During the year, write-offs, net of recoveries, were $1,259 million or .60% of average loans, acceptances, and reverse repurchase agreements versus $940 million or .47% a year ago. The country risk allowance of $31 million has been eliminated as a result of the write-off of the related fully provisioned loans.

     In 2000, we entered into an agreement with an AAA rated reinsurer to provide capital if exceptional losses occur in the bank’s loan portfolio. During the year, the reinsurer was downgraded from AAA. Based on this development and an internal review by management, the agreement was not renewed for fiscal 2003.

Credit risk concentrations

Concentration risk exists if a number of clients are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Strategies to minimize concentration risk are discussed further under portfolio diversification in the Risk management section on page 55A. In terms of geographic risk, Table 16 on page 47A shows that the largest domestic geographic exposure is in Ontario, comprising 38% of total loans, acceptances and reverse repurchase agreements. Internationally, the largest concentration is in the U.S. where we have 15% of our total loans, acceptances and reverse repurchase agreements.

     As shown in Table 16 on page 47A, excluding small business, the largest sector concentrations are in financial services, commercial real estate and energy, with 4%, 3% and 3% of loans, acceptances and reverse repurchase agreements, respectively.

     Table 20 on page 51A illustrates geographic risk concentrations of contractual amounts with clients outside of Canada. Only 11% of contractual amounts with clients are outside Canada and the U.S.

Canadian GAAP Royal Bank of Canada

46A

TABLE 16   Loans, acceptances and reverse repurchase agreements (1)

($ millions, except percentage amounts)	2002	2001	2000	1999	1998	2002	1998

Canada
Atlantic provinces (2)	$9,770	$9,654	$9,690	$8,840	$8,052	4.5%	4.5%
Quebec	15,190	13,863	16,191	14,936	14,066	7.1	7.9
Ontario	82,689	92,966	73,124	67,120	64,566	38.4	36.3
Prairie provinces (3)	26,989	25,192	29,402	25,521	23,288	12.5	13.1
British Columbia	23,367	22,696	25,118	23,141	22,295	10.9	12.5

Total Canada	158,005	164,371	153,525	139,558	132,267	73.4	74.3

Consumer
Residential mortgage	67,700	64,066	61,444	58,524	56,437	31.5	31.7
Personal	25,918	27,202	27,207	24,353	21,814	12.0	12.3
Credit card	4,740	4,110	4,666	2,666	1,945	2.2	1.1

	98,358	95,378	93,317	85,543	80,196	45.7	45.1

Business and government loans and acceptances
Small business (4)	9,470	9,788	11,701	10,334	8,452	4.4	4.7
Agriculture	4,427	4,758	4,931	4,217	3,851	2.1	2.2
Financial services	3,015	3,010	2,218	1,567	1,718	1.4	1.0
Energy	2,911	4,293	3,754	3,350	3,442	1.4	1.9
Commercial mortgages	2,468	2,635	2,961	2,635	2,434	1.1	1.4
Commercial real estate	2,393	2,325	2,594	2,400	2,523	1.1	1.4
Consumer goods	2,238	2,447	2,874	2,086	2,802	1.0	1.6
Industrial products	1,569	2,174	2,470	2,301	2,241	.7	1.3
Transportation and environment (5)	1,450	2,138	1,519	1,562	1,392	.7	.8
Automotive (5)	1,370	864	673	611	698	.6	.4
Government	1,039	1,597	1,385	2,105	1,951	.5	1.1
Media and cable (6)	994	1,510	1,120	1,135	959	.5	.5
Forest products	954	1,275	1,362	1,151	1,728	.4	1.0
Telecommunication	487	677	1,008	525	361	.2	.2
Mining and metals	361	636	897	845	750	.2	.4
Information technology	191	203	210	191	204	.1	.1
Other	5,194	5,803	6,437	4,650	4,577	2.4	2.5

	40,531	46,133	48,114	41,665	40,083	18.8	22.5

Reverse repurchase agreements	19,116	22,860	12,094	12,350	11,988	8.9	6.7

Total Canada	158,005	164,371	153,525	139,558	132,267	73.4	74.3

International
United States	32,442	29,879	15,939	17,247	17,728	15.1	10.0
Europe, Middle East and Africa	19,006	16,860	9,782	9,642	16,822	8.8	9.5
Caribbean	2,018	1,856	2,059	1,502	1,573	.9	.9
Latin America	1,400	1,680	1,842	2,309	3,875	.6	2.2
Asia	1,004	1,328	1,781	2,417	4,550	.5	2.5
Australia and New Zealand	1,468	1,207	1,218	1,693	1,085	.7	.6

Total international	57,338	52,810	32,621	34,810	45,633	26.6	25.7

Consumer
Residential mortgage	5,140	3,376	1,540	718	632	2.4	.4
Personal	6,038	5,309	812	902	947	2.8	.5
Credit card	174	173	—	—	—	.1	—

	11,352	8,858	2,352	1,620	1,579	5.3	.9

Business and government loans and acceptances
Financial services	6,542	9,347	7,912	6,937	10,896	3.0	6.1
Energy	3,731	2,994	3,051	3,887	4,702	1.7	2.6
Commercial real estate	5,124	4,082	271	464	862	2.4	.5
Consumer goods	1,383	1,699	1,111	1,411	2,756	.6	1.5
Industrial products	1,199	2,116	1,749	1,325	1,881	.6	1.1
Transportation and environmental	2,442	1,571	1,487	1,975	2,296	1.1	1.3
Automotive	411	527	513	878	2,264	.2	1.3
Government	130	128	167	773	492	.1	.3
Media and cable (6)	1,321	1,380	2,033	1,909	2,270	.6	1.3
Forest products	417	385	468	549	609	.2	.3
Telecommunication	1,246	1,558	2,244	1,206	1,756	.6	1.0
Mining and metals	1,192	1,071	901	881	1,323	.6	.7
Information technology	180	396	433	709	1,212	.1	.7
Other	3,953	3,688	1,720	2,364	2,816	1.8	1.6

	29,271	30,942	24,060	25,268	36,135	13.6	20.3
Reverse repurchase agreements	16,715	13,010	6,209	7,922	7,919	7.7	4.5

Total international	57,338	52,810	32,621	34,810	45,633	26.6	25.7
Total loans, acceptances and reverse repurchase agreements	215,343	217,181	186,146	174,368	177,900	100%	100%

Allowance for loan losses	(2,203)	(2,278)	(1,871)	(1,884)	(2,026)

Total	$213,140	$214,903	$184,275	$172,484	$175,874

(1)	Based on residence of borrower.

(2)	Includes Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Includes Manitoba, Saskatchewan and Alberta.

(4)	Small business loans in 2002 comprises the following industries: commercial real estate of $1,737 million (2001 — $1,788 million); consumer goods of $1,583 million (2001 — $1,665 million); industrial products of $887 million (2001 — $916 million); transportation and environmental of $552 million (2001 — $605 million); automotive of $377 million (2001 — $434 million); forest products of $278 million (2001 — $296 million); energy of $125 million (2001 — $157 million); information technology of $93 million (2001 — $133 million); mining and metals of $69 million (2001 — n.a.); financial services of $132 million (2001 — $96 million); media and cable of $77 million (2001 — $84 million); telecommunication of $34 million (2001 — $45 million); and other of $3,526 million (2001 — $3,569 million).

(5)	Commencing in 2002, certain amounts were reclassified from transportation and environmental sector grouping to the automotive group.

(6)	Includes cable loans of $267 million in Canada in 2002 (2001 — $330 million; 2000 — $262 million; 1999 — $169 million; 1998 — $164 million) and $634 million internationally in 2002 (2001 — $625 million; 2000 — $1,321 million; 1999 — $850 million; 1998 — $1,221 million).

Canadian GAAP Royal Bank of Canada

47A

TABLE 17   Impaired loans

	2002		2001		2000	1999	1998

($ millions, except percentage amounts)	Gross	Net (1)	Gross	Net (1)	Net (1)	Net (1)	Net (1)

Canada
Atlantic provinces (2)	$107	$55	$124	$67	$65	$37	$24
Quebec	90	60	282	204	121	158	142
Ontario	471	261	621	330	287	190	80
Prairie provinces (3)	177	98	143	71	57	109	64
British Columbia	427	292	453	335	266	287	350

Total Canada	1,272	766	1,623	1,007	796	781	660

Consumer
Residential mortgage	102	87	142	118	157	131	116
Personal	275	112	310	129	51	66	61

	377	199	452	247	208	197	177

Business and government
Small business (4)	205	104	261	132	141	134	43
Agriculture (4)	141	97	111	86	39	49	31
Financial services	—	(1)	7	2	7	1	(1)
Energy	1	1	27	9	—	32	5
Commercial mortgages	17	8	22	5	—	7	5
Commercial real estate	23	11	95	44	41	109	69
Consumer goods	47	26	11	5	23	19	29
Industrial products	23	12	45	26	18	6	1
Transportation and environment	138	108	274	222	120	12	3
Automotive	10	3	18	5	4	—	—
Media and cable	18	6	43	15	17	30	23
Forest products	199	156	195	184	180	197	285
Telecommunication	20	6	—	—	—	—	—
Mining and metals	—	—	1	1	(1)	(1)	—
Information technology	6	2	11	7	(2)	2	8
Other	47	28	50	17	1	(13)	(18)

	895	567	1,171	760	588	584	483

Total Canada	1,272	766	1,623	1,007	796	781	660

International
United States	584	355	626	375	69	25	15
Latin America	217	154	14	5	3	3	1
Europe, Middle East and Africa	115	50	79	35	7	12	24
Caribbean	71	52	55	39	26	28	31
Australia and New Zealand	26	17	23	19	—	—	—
Asia	3	—	14	3	2	35	54

	1,016	628	811	476	107	103	125
LDCs	—	—	31	—	—	—	—

Total international	1,016	628	842	476	107	103	125

Consumer
Residential mortgage	29	26	37	35	5	6	7
Personal	31	17	15	8	—	—	—

	60	43	52	43	5	6	7

Business and government
Financial services	77	46	83	24	(2)	22	15
Energy	242	139	3	—	(2)	3	4
Commercial real estate	75	62	81	49	1	4	10
Consumer goods	10	7	19	7	—	2	34
Industrial products	30	13	10	(2)	38	15	22
Transportation and environment	68	39	91	58	25	—	1
Automotive	29	22	33	25	—	(3)	10
Media and cable (5)	56	56	—	—	—	—	—
Telecommunication	77	35	272	122	—	—	—
Mining and metals	128	90	40	29	6	2	—
Information technology	48	17	76	70	—	—	—
Other	116	59	82	51	36	52	22

	956	585	790	433	102	97	118

Total international	1,016	628	842	476	107	103	125

Total (6), (7)	$2,288	$1,394	$2,465	$1,483	$903	$884	$785

(1)	Net of specific allowance.

(2)	Includes Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Includes Manitoba, Saskatchewan and Alberta.

(4)	Includes government guaranteed portions of impaired loans of $64 million in small business in 2002 (2001 — $95 million; 2000 — $101 million; 1999 — $79 million) and $10 million in agriculture (2001 — $6 million; 2000 — $6 million; 1999 — $5 million). Prior to 1999, only the non-guaranteed portion was considered impaired.

(5)	Consists entirely of cable impaired loans.

(6)	Includes foreclosed assets of $32 million in 2002 (2001 — $37 million; 2000 — $16 million; 1999 — $26 million; 1998 — $28 million).

(7)	Past due loans greater than 90 days not included in impaired loans was $217 million in 2002 (2001 — $245 million).

Canadian GAAP Royal Bank of Canada

48A

TABLE 18   Provision for credit losses

($ millions, except percentage amounts)	2002	2001	2000	1999	1998

Canada
Atlantic provinces(1)	$59	$63	$58	$32	$35
Quebec	(5)	43	22	71	63
Ontario	330	398	342	52	144
Prairie provinces(2)	86	81	64	95	53
British Columbia	59	104	40	192	132

Total Canada	529	689	526	442	427

Consumer
Residential mortgage	3	8	—	4	9
Personal	266	265	301	172	171
Credit card	135	125	102	55	28

	404	398	403	231	208

Business and government
Small business	110	164	105	113	48
Agriculture	22	20	4	2	4
Financial services	(27)	(9)	—	5	113
Energy	4	17	(8)	12	1
Commercial mortgages	(5)	7	2	8	6
Commercial real estate	(15)	15	(17)	9	(30)
Consumer goods	19	2	7	11	23
Industrial products	(7)	14	2	(10)	(6)
Transportation and environment	(19)	13	56	7	(27)
Automotive	—	17	—	—	—
Media and cable	(7)	13	12	8	4
Forest products	4	7	(36)	81	76
Telecommunication	59	—	(1)	(32)	(29)
Mining and metals	(1)	—	(1)	1	—
Information technology	3	3	8	8	5
Other	(15)	8	(10)	(12)	31

	125	291	123	211	219

Total Canada	529	689	526	442	427

International
United States	440	377	99	45	(7)
Latin America	57	5	2	2	(2)
Europe, Middle East and Africa	38	(1)	(9)	21	10
Caribbean	6	(6)	3	—	3
Australia and New Zealand	5	4	—	—	—
Asia	(10)	(19)	(50)	20	124

Total international	536	360	45	88	128

Consumer
Residential mortgage	7	—	—	1	1
Personal	15	5	—	—	—
Credit card	4	2	—	—	—

	26	7	—	1	1

Business and government
Financial services	21	(3)	(21)	2	36
Energy	141	(8)	(2)	—	21
Commercial real estate	4	65	1	2	(2)
Consumer goods	(2)	—	(7)	(10)	(5)
Industrial products	5	3	34	31	9
Transportation and environment	21	8	42	—	(1)
Automotive	1	7	(8)	(2)	29
Media and cable	—	3	—	—	—
Telecommunication	202	272	—	—	—
Mining and metals	28	—	2	15	—
Information technology	41	7	—	3	—
Other	48	(1)	4	46	40

	510	353	45	87	127

Total international	536	360	45	88	128

Total specific provision	1,065	1,049	571	530	555
Country risk provision	—	—	—	—	(80)
General allocated (3)	(22)	205	73	n.a.	n.a.
General unallocated (3)	22	(135)	47	n.a.	n.a.

Total general provision (3)	—	70	120	230	100

Total	$1,065	$1,119	$691	$760	$575

(1)	Includes Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(2)	Includes Manitoba, Saskatchewan and Alberta.

(3)	The general allocated provision and the general unallocated provision together totalled $230 million in 1999 and $100 million in 1998. These were not separated into the general allocated and general unallocated components.

Canadian GAAP Royal Bank of Canada

49A

TABLE 19   Allowance for credit losses

($ millions, except percentage amounts)	2002	2001	2000	1999	1998

Allowance at beginning of year	$2,392	$1,975	$1,900	$2,066	$2,118

Provision for credit losses	1,065	1,119	691	760	575

Write-offs
Canada
Residential mortgage	(11)	(15)	(11)	(14)	(17)
Personal	(381)	(394)	(372)	(236)	(163)
Credit card	(172)	(169)	(150)	(65)	(52)
Business and government	(330)	(296)	(225)	(524)	(250)

	(894)	(874)	(758)	(839)	(482)

International
Residential mortgage	(1)	(9)	—	—	—
Personal	(17)	(7)	—	—	—
Credit card	(6)	(2)	—	—	—
Business and government	(506)	(233)	(81)	(229)	(29)
LDC exposures	(33)	—	—	(4)	(325)

	(563)	(251)	(81)	(233)	(354)

	(1,457)	(1,125)	(839)	(1,072)	(836)

Recoveries
Canada
Residential mortgage	—	—	—	2	6
Personal	68	66	44	31	26
Credit card	37	44	48	10	24
Business and government	72	58	48	66	80

	177	168	140	109	136

International
Personal	2	1	—	—	—
Credit card	1	—	—	—	—
Business and government	18	16	22	5	8

	21	17	22	5	8

	198	185	162	114	144

Net write-offs	(1,259)	(940)	(677)	(958)	(692)
Acquisition of Centura Banks	—	157	—	—	—
Acquisition Eagle Bancshares	18	—	—	—	—
Adjustments	98	81	61	32	65

Allowance at end of year	$2,314	$2,392	$1,975	$1,900	$2,066

Allocation of allowance (1)
Canada
Residential mortgage	$35	$45	$46	$53	$50
Personal	429	447	403	344	156
Credit card	147	147	88	60	—
Business and government	711	791	664	748	604

	1,322	1,430	1,201	1,205	810

International
Residential mortgage	6	4	11	9	7
Personal	36	33	—	—	—
Credit card	5	5	—	—	—
Business and government	583	581	322	380	359

	630	623	333	389	366

Allocated allowance for loan losses (2)	1,952	2,053	1,534	1,594	n.a.
Unallocated allowance for loan losses (2)	251	225	337	290	n.a.

Total allowance for loan losses	2,203	2,278	1,871	1,884	2,026
Allowance for off-balance sheet and other items (3)	109	109	98	—	—
Allowance for tax-exempt securities	2	5	6	16	40

Total allowance for credit losses	$2,314	$2,392	$1,975	$1,900	$2,066

Percentage of loans to total loans (4), (5)
Canada
Residential mortgage	32%	30%	33%	34%	32%
Personal	12	12	15	14	12
Credit card	2	2	2	1	1
Business and government	26	30	32	32	32

	72	74	82	81	77
International	28	26	18	19	23

Total	100%	100%	100%	100%	100%

(1)	As a result of a change in methodology in 1999, the allowance for loan losses in 2002, 2001, 2000 and 1999 includes amounts for the general allocated allowance, which have been allocated to loan categories. These amounts total $1,060 million (2001 — $1,076 million; 2000 — $765 million; 1999 — $790 million) and have been allocated as follows: for Canada — residential mortgage $20 million (2001 — $21 million; 2000 — $18 million; 1999 — $11 million), personal $266 million (2001 — $266 million; 2000 — $207 million; 1999 — $174 million), credit card $147 million (2001 — $147 million; 2000 — $88 million; 1999 — $60 million), business and government $386 million (2001 — $385 million; 2000 — $321 million; 1999 — $370 million), and for International — residential mortgage $3 million (2001 — $2 million; 2000 and 1999 — nil), personal $22 million (2001 — $26 million; 2000 and 1999 — nil), credit card $5 million (2001 — $5 million; 2000 and 1999 — nil), business and government $211 million (2001 — $224 million; 2000 — $131 million; 1999 — $175 million). The amounts prior to 1999 do not include the general allocated allowance.

(2)	The general allocated and the general unallocated allowance totalled $850 million in 1998. These were not separated into the general allocated and general unallocated components prior to October 31, 1999.

(3)	Commencing in 2000, the allowance for off-balance sheet and other items was separated and reported under other liabilities. Previously, the amount was included in the allowance for loan losses.

(4)	Loans include acceptances and reverse repurchase agreements.

(5)	Loans in Canada include all loans booked in Canada, regardless of the currency or residence of the borrower.

Canadian GAAP Royal Bank of Canada

50A

TABLE 20   Foreign outstandings (1)

	2002		2001		2000

		% of total		% of total		% of total
($ millions, except percentage amounts)		assets		assets		assets

United States — Banks	$5,838		$7,186		$5,462
Government	3,257		3,834		889
Other	62,210		49,172		30,034

	71,305	18.92%	60,192	16.75%	36,385	12.56%

Western Europe
United Kingdom — Banks	7,179		6,275		4,347
Government	295		153		26
Other	5,719		5,256		5,791

	13,193	3.50	11,684	3.25	10,164	3.51
France — Banks	2,061		2,378		2,379
Government	86		68		45
Other	831		1,176		1,552

	2,978	.79	3,622	1.01	3,976	1.37
Germany — Banks	5,344		5,952		5,471
Government	318		173		1
Other	381		559		643

	6,043	1.60	6,684	1.86	6,115	2.11
Netherlands	2,271	.60	2,218	.62	1,300	.45
Switzerland	1,714	.45	1,362	.38	1,687	.58
Other	5,658	1.51	5,244	1.46	4,305	1.49

	31,857	8.45	30,814	8.58	27,547	9.51

Central/Eastern Europe, Middle East and Africa	247	.07	469	.13	645	.22

Latin America
Argentina	146	.04	193	.06	324	.11
Brazil	38	.01	71	.02	75	.02
Chile	800	.21	836	.23	751	.26
Mexico	493	.13	696	.19	343	.12
Other	42	.01	174	.05	212	.08

	1,519	.40	1,970	.55	1,705	.59

Caribbean
Bahamas	1,453	.38	1,520	.42	1,549	.54
Other	485	.13	1,902	.53	1,952	.67

	1,938	.51	3,422	.95	3,501	1.21

Asia
Japan — Banks	321		53		634
Government	2,426		1,663		1,599
Other	64		988		1,000

	2,811	.75	2,704	.75	3,233	1.12
Singapore	229	.06	217	.06	336	.11
South Korea	405	.11	449	.13	338	.11
Other	38	.01	145	.04	188	.07

	3,483	.93	3,515	.98	4,095	1.41

Australia and New Zealand	2,842	.75	2,335	.65	1,775	.61

Allowance for loan losses (2)	(760)	(.20)	(728)	(.20)	(441)	(.15)

Total	$112,431	29.83%	$101,989	28.39%	$75,212	25.96%

(1)	Includes contractual amounts with clients in a foreign country related to: loans, accrued interest, acceptances, interest-bearing deposits with banks, securities, other interest-earning investments and other monetary assets including net revaluation gains on foreign exchange and derivative products. Local currency outstandings, whether or not hedged or funded by local currency borrowings, are included in country exposure outstandings. Foreign outstandings are reported based on location of ultimate risk.

(2)	The allowance for loan losses includes the international component of the specific, general allocated and general unallocated allowance. For years prior to 2002, the allowance for loan losses also includes the country risk allowance.

Canadian GAAP Royal Bank of Canada

51A

Table 21 U.S. Loans, acceptances and reverse repurchase agreements and loan quality information (1)

	Loan balance			Gross impaired loans			Net impaired loans			Provision for credit losses

($ millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Consumer
Residential mortgage	$4,351	$2,664	$845	$16	$24	$—	$13	$22	$—	$7	$8	$—
Personal	5,269	4,621	78	31	15	—	17	8	—	15	5	—
Credit card	125	128	—	—	—	—	—	—	—	4	2	—

	9,745	7,413	923	47	39	—	30	30	—	26	15	—

Business and government loans and acceptances
Financial services	3,770	4,104	4,521	46	30	—	35	23	—	11	7	—
Energy	2,680	1,613	1,582	95	—	—	29	—	—	107	—	—
Commercial real estate	4,531	3,773	44	75	81	4	62	49	1	5	66	2
Consumer goods	958	1,172	435	10	9	—	7	7	—	4	2	—
Industrial products	974	1,513	1,107	30	8	68	13	(1)	34	8	3	40
Transportation and environmental	484	788	469	36	48	56	28	26	25	5	(4)	42
Automotive	409	408	221	29	33	—	22	25	—	1	6	—
Government	19	23	—	—	—	—	—	—	—	—	—	—
Media and cable (2)	1,107	1,038	1,782	56	—	—	56	—	—	—	3	—
Forest products	223	98	181	—	—	—	—	—	—	—	—	—
Telecommunication	689	835	1,131	77	272	—	35	122	—	202	272	—
Mining and metals	70	45	104	—	—	—	—	—	—	—	—	—
Information technology	177	299	374	48	76	—	17	70	—	41	7	—
Other	3,348	3,089	541	35	30	17	21	24	9	30	—	15

	19,439	18,798	12,492	537	587	145	325	345	69	414	362	99
Reverse repurchase agreements	3,258	3,668	2,524	—	—	—	—	—	—	—	—	—

	$32,442	$29,879	$15,939	$584	$626	$145	$355	$375	$69	$440	$377	$99

(1)	Based on residence of the borrower.

(2)	Includes cable loans of $522 million in 2002 (2001 — $455 million; 2000 — $1,162 million) and cable gross impaired loans of $56 million in 2002.

Table 22 Risk Profile

($ millions, except percentage amounts)	2002	2001	2000	1999	1998

Gross impaired loans
Beginning of year	$2,465	$1,678	$1,704	$2,001	$1,819
Net additions	1,280	1,912	813	743	628
Write-offs and adjustments	(1,457)	(1,125)	(839)	(1,040)	(446)

End of year	$2,288	$2,465	$1,678	$1,704	$2,001

Allowance for credit losses
Specific	$894	$951	$747	$786	$1,176
Country risk	—	31	28	34	40
General allowance (2) General allocated (2), (4)	1,169	1,185	863	790	n.a.
General unallocated (2)	251	225	337	290	n.a.

Total general allowance (2)	1,420	1,410	1,200	1,080	850

Total	$2,314	$2,392	$1,975	$1,900	$2,066

As a % of loans, acceptances and reverse repurchase agreements	1.0%	1.1%	1.0%	1.1%	1.2%

As a % of impaired loans (coverage ratio), excluding LDCs	96%	93%	112%	112%	103%

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements (1)
Canada
Residential mortgage	.13%	.18%	.26%	.22%	.21%
Personal	.43	.48	.19	.27	.28
Business and government	1.00	1.17	.99	1.05	.86

	.49	.63	.52	.55	.48
International	1.05	.85	.33	.32	.31

Total before general allowance for loan losses	.65	.69	.49	.51	.44

Total after general allowance for loan losses	.04%	.08%	(.11)%	(.11)%	(.04)%

Provision for credit losses
Specific	$1,065	$1,049	$571	$530	$555
Country risk	—		—	—	(80)
General provision (3) General allocated (3)	(22)	205	73	n.a.	n.a.
General unallocated (3)	22	(135)	47	n.a.	n.a.

Total general provision	—	70	120	230	100

Total	$1,065	$1,119	$691	$760	$575

As a % of related average loans, acceptances and reverse repurchase agreements
Canada
Residential mortgage	—%	.01%	—%	.01%	.02%
Personal	1.00	.94	1.12	.71	.76
Credit card	3.10	2.73	2.87	2.39	1.39
Business and government	.21	.52	.22	.40	.37

	.34	.45	.36	.32	.31
International	.98	.74	.13	.23	.31

Total specific provision	.51%	.53%	.32%	.30%	.31%

Total provision	.51%	.56%	.38%	.43%	.32%

Net write-offs (excluding LDCS) as a % of average loans, acceptances and reverse repurchase agreements	.58%	.47%	.38%	.54%	.21%

Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	.60%	.47%	.38%	.55%	.39%

(1)	Loans in Canada include all loans booked in Canada, regardless of the currency or residence of the borrower.

(2)	The general allowance was not separated into allocated and unallocated components prior to October 31, 1999.

(3)	The general provision was not separated into allocated and unallocated components prior to November 1, 1999.

(4)	Includes the allowance for off-balance sheet and other items.

Canadian GAAP Royal Bank of Canada

52A

Risk management

Overview

The risk management function strives to build shareholder value through leadership in the strategic management of risk. Priorities include:

o	Enhancing communication on risk and risk appetite throughout the organization

o	Aligning the risk management function with our business segments

o	Investing in our capabilities to better measure, understand and manage risk

o	Strengthening the efficiency, accessibility and responsiveness of key risk processes and practices

o	Attracting, developing and retaining a team of highly performing professionals

Our business activities expose us to the risks outlined in the risk pyramid below. We use the risk pyramid as the primary tool to identify and assess risk across the organization. It provides a common language for evaluating risk in business reviews, new business, new products, new initiatives, acquisitions or alliances. We pay particular attention to the more controllable risks along the bottom of the pyramid.

o	Credit Risk is the risk of loss due to a counterparty’s inability to fulfill its payment obligations. It also refers to a loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, policyholder, reinsurer or guarantor.

o	Market Risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices.

o	Liquidity Risk is the risk that we are unable to generate or obtain sufficient cash or equivalents on a cost-effective basis to meet our commitments as they fall due.

o	Insurance Risk, relative to our insurance platform, is the risk inherent in the development, issuance and administration of insurance policies, and includes product design and pricing risk, claims administration risk, underwriting risk and liability risk.

o	Operational Risk is the risk of direct or indirect loss resulting from inadequate or failed technology, human performance, processes or external events. The impact of operational risk can be financial loss, loss of reputation, loss of competitive position or legal and regulatory proceedings.

An organizational perspective
The cornerstone of effective risk management is a strong risk management culture, supported by numerous strategy and policy development processes, run jointly by risk management professionals and the business segments. This partnership is designed to ensure strategic alignment of business, risk and resource issues.

     Risk management professionals work in partnership with the business segments and functional units to identify risks, which are then measured, monitored and managed. In line with a group-wide portfolio management approach, portfolio analytical techniques are employed in an effort to optimize the risk-reward profile and ensure the efficient allocation of capital.

     A structure of management and board committees provides oversight of the risk management process.

Canadian GAAP Royal Bank of Canada

53A

The Board of Directors and Group Risk Committee
The top level of the organizational perspective risk pyramid on page 53A comprises the Board of Directors, the Conduct Review and Risk Policy Committee and Group Risk Committee. Key responsibilities are to:

•	Shape, influence and communicate the organization’s risk culture

•	Determine and communicate the organization’s risk appetite

•	Define the organizational structure for Group Risk Management

•	Review and approve policies for controlling risk

•	Review and monitor the major risks being assumed by, or facing, the organization, providing direction as required

•	Ensure there are sufficient and appropriate risk management resources across the organization against the risks being taken

Risk management
The middle level of the organizational perspective risk pyramid on page 53A comprises the Chief Risk Officer, Group Risk Management and the various Risk Committees. The Risk Committees include the Asset/Liability Committee, U.S. Corporate Governance Committee, the Ethics and Compliance Committee, Risk Management Committee and other committees responsible for areas such as interest rate risk and trading risk. During 2002, the SPE Risk Committee was established with a mandate to review and report on the activities of SPEs. This Committee reports jointly to the Chief Risk Officer and the Chief Financial Officer to ensure compliance with SPE policies and procedures across the enterprise. See page 64A for further discussion of SPEs.

Key responsibilities are to:

•	Implement and maintain an integrated enterprise-wide risk measurement, management and reporting framework

•	Establish a comprehensive risk assessment and approval process including enterprise-wide policies and procedures

•	Establish guidelines and risk limits to ensure appropriate risk diversification and optimization of risk-return on both a portfolio and transactional basis

•	Advise the board and executive management of major risks being assumed by, or facing, the organization

•	Partner with the business segments in identifying, understanding, measuring, mitigating and monitoring the risks being taken

Economic Capital
Economic Capital (EC) is an estimate of the amount of equity required to underpin risks. It is calculated by determining the level of capital that is necessary to cover risks consistent with our desired solvency standard and debt ratings. EC analysis is intended to represent the shareholder’s perspective and drives the optimization of shareholder returns. Calculation of EC involves a number of judgments and assumptions, and changes to them may result in different amounts of EC being computed.

     EC is attributed to provide directly comparable performance measurements for each of our business activities and assist senior management in strategic planning, resource allocation and performance measurement. Capital attribution methodologies are continuously monitored to ensure risks are being consistently quantified utilizing all available information. Periodically, enhancements are made to these methodologies with the changes applied prospectively.

EC attribution methodology aims to:

•	Cover all risks

•	Ensure that a dollar of capital represents the same amount of risk wherever attributed

•	Determine capital requirements in an unbiased accurate manner

•	Create economically rational incentives for business managers

     EC is a component in the calculation of Economic Profit (see page 26A). Capital attribution strengthens risk management discipline. EC is calculated for the following eight distinct risk types: credit risk, goodwill and intangibles risk, operational risk, business risk, non-trading market risk, insurance risk, fixed asset risk and trading market risk. Credit, market, insurance and operational risk are further detailed in the following sections. Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, and reputational and strategic risks. Goodwill and intangibles and fixed asset risks are defined as the risk that the value of these assets will be less than their net book value at a future date.

      The combination of risk factors between and within risk categories and lines of business leads to some risk reduction, called diversification. These diversification benefits are passed on to our businesses. Therefore, Economic Profit and return on equity calculations are based on EC levels that include these diversification effects.

     The following chart represents the proportionate EC levels by risk type for fiscal 2002.

The following sections discuss how we manage the major controllable risks including credit, market, liquidity, insurance and operational risk.

Credit risk

Credit risk is attributed to both on-balance sheet financial instruments such as loans and acceptances and credit equivalent amounts related to off-balance sheet financial instruments.

     Our approach to credit risk management preserves the independence and integrity of risk assessment while being integrated into business management processes. Policies and procedures, which are communicated throughout the organization, guide the day-to-day management of credit risk exposure and are an essential part of our business culture. The goal of credit risk management is to evaluate and manage credit risk in order to further enhance this strong credit culture.

     As discussed in the credit quality section on pages 45A to 52A, we have significantly enhanced our loan mix. This improvement is being achieved through our strategy of reducing exposure to non-core corporate client relationships while increasing the size of the consumer portfolio, including residential mortgages, which have very low loss rates.

     We are continually adding to and improving the analytical tools used to analyze, measure and manage credit risk. This includes the use of third-party modeling tools, increased use of stress testing and enhanced management information systems.

Risk ratings
Corporate borrowers are assigned an internal risk rating based on a detailed examination of the organization. This examination considers industry sector trends, market competitiveness, overall company strategy,

Canadian GAAP Royal Bank of Canada

54A

financial strength, access to funds, financial management and any other risks facing the organization. Our rating system is based on a 22-point scale.

     Credit scoring models are utilized to determine a credit score for consumer and certain small business lending. The credit scores measure the relative risk of the initial extension of credit and any further increases. Consumer credit risk is monitored using statistical scoring models and payment history in order to predict portfolio behaviour.

     The internal risk ratings and credit scores are assessed and updated on a regular basis.

Portfolio diversification
Portfolio diversification is our overriding principle, therefore, our credit policies and limits are structured to ensure we are not overexposed to any given client, industry sector or geographic area.

     To avoid excessive losses if any particular counterparty is unable to fulfill its payment obligations, we have established single name limits that are set according to risk ratings. In certain cases loans are syndicated in order to reduce overall exposure to a single name.

     Limits are also in place to manage exposure to any particular country or sector. Each country and sector is assigned a risk rating. This risk rating considers factors common to all entities in a given country or sector yet outside the control of any individual entity. Limits are determined based on the risk rating along with our overall risk appetite and business strategy.

Risk mitigation
In order to mitigate risk on portions of our portfolio we enter into credit derivative contracts. As at October 31, 2002, credit mitigation was in place to cover $1.0 billion in corporate credit exposure. We also provided protection through credit derivatives to various counterparties totalling $.3 billion as at October 31, 2002.

     Loan sales are also used to mitigate risk. We seek to identify and sell loans we have made to borrowers whose risk and reward profile and borrower ratings are no longer desirable to us.

     In order to respond proactively to credit deterioration and mitigate risk, a problem loan workout group with specialized expertise handles the management and collection of impaired loans as well as certain loans not currently impaired.

Market risk
The level of market risk to which we are exposed varies continually, reflecting changing market conditions, expectations of future price and market movements and the composition of our trading and non-trading portfolios. We have established risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control the exposure to market risk resulting from these activities. We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options market and also participate in structured derivative transactions.

Interest rate risk
Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. In addition to the following discussion on trading activities please see the Non-trading portfolio section on page 61A.

Credit spread risk
Credit spread risk is the potential adverse impact on our earnings and economic value due to changes in credit worthiness of persons we have credit exposure to both specifically and market-wide. We are exposed to credit spread risk through our holdings of bonds and credit derivatives. In the trading portfolio, credit spread risk arises from market-making activity as well as through proprietary trading in our credit derivatives trading unit.

Foreign exchange rate risk
Foreign exchange rate risk is the potential adverse impact on our earnings and economic value due to currency rate movements. We are exposed to foreign exchange rate risk in both the spot and forward foreign exchange markets and in the derivative market.

Equity risk
Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the value of the stock market. We are exposed to equity risk from the buying and selling of equities as a principal in our brokerage business and our investment activities. Equity risk also results from our trading activities, including the providing of tailored equity derivative transactions to clients, arbitrage trading and proprietary trading.

Trading activities
Market risks associated with trading activities are a result of market-making, positioning and sales and arbitrage activities in the interest rate, foreign exchange and equity markets. Our trading operation primarily acts as a market-maker or jobber, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take market risk proprietary positions within the authorizations granted by our Board of Directors.

     We recently completed a major upgrade of our enterprise market risk management system as part of our continuous renewal process to implement best practices and enhance our risk oversight capabilities. This represents a significant milestone in our ability to assess potential for loss using modeling techniques across all risk classes in a consistent and timely manner. In November 2002, we received regulatory approval to use an internal models approach for the regulatory capital requirement on specific risk of investment grade debt portfolios.

Value-At-Risk
Market risks associated with trading activities are managed primarily through the use of Value-At-Risk (VAR) methodology. VAR is a generally accepted risk measurement concept that uses statistical models and historical market price information to estimate within a given level of confidence the maximum loss in market value that we would experience in our trading portfolios from an adverse one-day movement in market rates and prices. Our VAR measure is based on a 99% confidence level and is an estimate of the maximum potential trading loss in 99 out of every 100 days. We use a historical simulation of the previous 500 trading day scenarios to determine VAR for our trading portfolio. The graph on page 56A shows the daily net trading revenue compared to the global trading VAR amounts for the year ended October 31, 2002. Net trading revenue is defined as the sum of the mark-to-market adjustments booked on trading positions and net interest income accrued from trading assets. During fiscal 2002, we experienced only four days of net trading losses, and we did not experience a single day with net trading losses in excess of the VAR estimate for that day.

     Table 23 on the following page shows the year-end, high, average and low VAR by major risk category for our combined trading activities for the years ended October 31, 2002 and 2001. The table also shows our global VAR, which incorporates the effects of correlation in the movements of interest rates, exchange rates, equity prices and commodity prices and the resulting benefits of diversification within our trading portfolio. As the table illustrates, the average VAR in 2002 was $11 million, the same as the average VAR in 2001. An increase in the interest rate VAR (due to the inclusion of credit spread risk within the VAR model) was offset by a reduction in risk within the equity trading portfolio.

Canadian GAAP Royal Bank of Canada

55A

TABLE 23   Market risk measures — Trading activities (1)

	2002				2001

($ millions)	Year-end	High	Average	Low	Year-end	High	Average	Low

Global VAR by major risk category
Equity	$7	$12	$8	$6	$8	$16	$10	$6
Foreign exchange and commodity	2	9	3	1	2	6	3	1
Interest rate	11	14	6	2	3	9	4	2
Global VAR (2)	$13	$18	$11	$7	$8	$18	$11	$6

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR re flects the correlation effect from each of the risk categories through diversification.

     The Group Risk Management function, which is independent of the trading operations, is responsible for the daily measuring of global trading risk exposures. The function uses our VAR methodology to compare actual exposures to the limits established, to assess global risk-return trends and to alert senior management of adverse trends or positions. The function also develops and implements comprehensive risk measurement policies and risk limits that apply to trading activities.

     We recognize that VAR is not an absolute measure of market risk and has its limitations since it is based on historical information only. In such circumstances, we implement other limits in order to control market liquidity risks, net position gap, term and volume for all products. This comprehensive market risk management framework is designed to ensure that an appropriate diversification of risks through policies is adopted on a global basis.

Back-testing
Back-testing against hypothetical profit and loss is used to monitor the statistical validity of VAR models. Hypothetical profit and loss is calculated by determining the impact of the actual one-day change in market rate or price movements on a given portfolio held constant for one day. Back-testing is performed daily across all trading portfolios. The results are submitted to OSFI on a quarterly basis. In fiscal 2002, there were two instances of the hypothetical net profit and loss exceeding the VAR. This is within the expected statistical range and supports the validity of the VAR model.

Stress testing
We also perform analysis on the potential trading losses due to stress events as a supplementary control on our market risk exposure. This is accomplished through applying historical and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the value of our portfolio.

Liquidity risk
The objective of liquidity management is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities.

     Liquidity risk is managed dynamically, exposures are continually measured, monitored and appropriately mitigated. We have developed and implemented a comprehensive liquidity management framework comprising policies, procedures, methodologies and measurements.

     The Group Risk Committee and the Asset/Liability Committee provide guidance and oversight to our liquidity risk management program with the Audit Committee of the board approving our liquidity management framework and significant related policies. Corporate Treasury has global responsibility for developing liquidity management policies, strategies and contingency plans and for recommending and monitoring limits and coordinating subsidiary activities.

Canadian GAAP Royal Bank of Canada

56A

     We have a Liquidity Crisis Team, composed of a cross-section of our senior executives. This team is responsible for the development, maintenance and success of our liquidity contingency plan. This plan would be activated in the event of a general market disruption or adverse economic developments that could destabilize our ability to meet obligations. This team meets regularly to review potential crisis scenarios and to update related action plans. Contingent liquidity exposures are identified and provisions are made to minimize possible damage through maintenance of a pool of unencumbered, high-quality assets. These assets are marketable and can be immediately sold or pledged for secured borrowing and represent a dedicated and reliable source of emergency funding. In addition, a segregated portfolio of eligible securities is continuously available to support our participation in Canadian payment and settlement systems. For further information on liquidity see the Liquidity management section on page 62A.

Insurance risk
Insurance risk includes product design and pricing risk, claims administration risk, underwriting risk and liability risk.

Product design and pricing risk
The process of designing and pricing products includes the estimation of many factors including future investment yields, mortality, morbidity, claims experience, expenses, policy lapse rates and taxes. Product design and pricing risk is the risk that actual experience will not match the assumptions made at the time pricing was determined and to the extent they differ, financial gains or losses will occur.

     This risk is managed through detailed experience studies to support pricing assumptions and independent verification of scenario testing by our actuaries. In addition a portion of the policy benefit liabilities held on the balance sheet provides for misestimation and deterioration of assumptions from those assumed in the pricing. Risk is also mitigated through reinsurance, primarily for life insurance mortality and property and casualty catastrophe risks.

Claims administration risk
Claims administration risk is the exposure to higher than expected claims due to administrative practices in settling claims. Policies and procedures are in place that are designed to ensure that trained staff properly handle claims. There are approval limits in place to ensure that large dollar claims are handled and reviewed by experienced staff.

Underwriting risk
Underwriting risk is the exposure to financial losses resulting from the inappropriate selection and acceptance of the risks to be insured. Establishing policy retention limits that vary by market and geographic location mitigates exposure to large claims.

Liability risk
Liability risk exists when the attributes of a specific type of risk are misunderstood and improperly quantified and the liabilities established for this type of risk are inadequate. Actuaries review the assumptions used in the calculation of policy benefit liabilities on a quarterly basis. Provision for adverse deviations are included in the policy benefit liabilities to mitigate this risk.

Operational risk
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed technology, human performance, processes or external events.

     We endeavour to minimize operational losses by ensuring that effective infrastructure, controls, systems, and individuals are in place throughout our organization. We employ dedicated professionals who are proactive in developing and implementing new methodologies for the identification, assessment and management of operational risk.

     We have developed and are currently implementing two new processes aimed at monitoring and mitigating operational risks in the organization.

Risk and control self-assessment (RCSA)
RCSA is a formal process of proactively identifying, documenting, assessing and managing our operational risks. Each business segment and functional unit is divided into its component activities, which become entities to be assessed. Each entity completes a workshop-based, self-assessment to determine their key risks, mitigating controls, the potential impact and likelihood of a problem occurring and the acceptability of the residual risk after existing controls are considered.

     Where residual risk is deemed unacceptable, the group will agree on an action plan and timeline. The findings of the various RCSAs conducted are documented, aggregated, analyzed and reported on a group-wide basis.

Loss event database (LED)
LED refers to a centralized database aimed at capturing information about operational losses. The losses tracked are mapped to the entities identified in the RCSA process.

     Information such as the frequency, severity and nature of operational losses are captured. This data capture will allow analysis at the business segment and enterprise level. This will lead to a better understanding of the root causes of operational losses and improved risk mitigation strategies.

Ongoing development
Research and development efforts in the areas of quantification methodologies and key risk indicators will continue as we strive to stay at the forefront of risk management best practices.

Canadian GAAP Royal Bank of Canada

57A

FINANCIAL PRIORITY: BALANCE SHEET AND CAPITAL MANAGEMENT

Highlights

o	Consumer loans up 5%

o	Deposits up 4%

o	Internally generated capital of $1.6 billion

o	Capital ratios strengthened further

o	Common share repurchases of $764 million

o	Redeemed US $200 million of Series I and $150 million of Series E preferred shares

o	Redeemed $400 million and issued US $400 million of subordinated debentures

Total assets were $377 billion at October 31, 2002, up $17.7 billion or 5% from October 31, 2001.

     Compared to October 31, 2001, securities were up $13.3 billion or 17% and cash resources up $3.8 billion or 22%. The growth in securities partially reflected higher levels of activity in our global equity derivatives business, which holds long and short positions in equity securities.

     Total loans were up $.1 billion or .1% from October 31, 2001, with the acquisition of Eagle Bancshares in July 2002, contributing $1.1 billion in loans and the acquisition of the private banking business of Barclays in June 2002, contributing $.6 billion in loans. Consumer loans (residential mortgage, personal and credit card loans) were up $5.5 billion or 5%. Residential mortgages were up $5.4 billion or 8% (net of $3.7 billion of mortgage securitizations during the year) and personal loans were down $.5 billion or 2%. Credit card balances increased $.6 billion or 15%, largely reflecting the maturity of $.4 billion of credit card securitization term notes during the year. Business and government loans were down $5.4 billion or 8%, largely reflecting planned reductions in the Canadian and U.S. corporate loan portfolios to enhance the quality of the business loan portfolio.

     The $.5 billion increase in Other assets was largely driven by a $3.0 billion increase in derivative-related amounts. This increase in derivative-related amounts was largely offset by a $1.9 billion decrease in acceptances. Other — Other assets of $11.1 billion includes $805 million (US$517 million) of receivables due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank. While the outcome of any litigation cannot be predicted with certainty, we expect to recover this amount in its entirety and accordingly have not recorded any provision for loss (for further information see Note 18 on page 90A).

     Total deposits were $243 billion, up $10.0 billion or 4% from October 31, 2001. Interest-bearing deposits were up $8.2 billion and non-interest-bearing deposits up $1.8 billion. Personal deposits were up $.5 billion, business and government deposits were up $12.4 billion or 12% and bank deposits were down $2.9 billion or 12%. Further details on deposits are provided in Note 10 on page 82A.

     The fair value of loans and deposits differs from the respective book value due to changes in the levels of interest rates and changes in credit status. The estimated fair value of loans due from clients exceeded book values by $2.3 billion at October 31, 2002 and $4.2 billion at October 31, 2001. The estimated fair value of deposits owed to clients exceeded book values by $1.7 billion at October 31, 2002, and $2.7 billion at October 31, 2001. The net of the fair value excess of loans due from clients and the fair value excess of deposits due to clients was $.6 billion at October 31, 2002, as shown in Note 21 on page 94A of our consolidated financial statements. The estimated fair value of loans and deposits were in excess of book values largely due to a decline in interest rates.

     RBC Capital Trust, a closed-end trust, has a total of $1.4 billion of transferable trust units (RBC TruCS) outstanding. RBC TruCS are reported as non-controlling interest in subsidiaries on the consolidated balance sheet and are included in Tier 1 capital under guidelines issued by OSFI.

     Total balance sheet capital, which includes shareholders’ equity and subordinated debentures, was $25.4 billion at October 31, 2002, up $.7 billion or 3% from a year ago. The most significant factor behind the increase in capital over 2001 was internal capital generation of $1.6 billion, partially offset by net capital redemptions and net share repurchases of $.9 billion during 2002.

     We fund the pension plans in accordance with regulatory requirements, which generally require funding when there is a deficit on a funding basis. Different assumptions and methods are prescribed for regulatory funding purposes versus accounting purposes. Our pension plans are in a surplus position for regulatory funding purposes. Note 15 on page 87A describes the funding position for accounting purposes.

Capital management
Capital management requires balancing the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. In striving for this balance, we consider expected levels of risk-adjusted assets and balance sheet assets, future investment plans and the costs and terms of current and potential capital issues.

Canadian GAAP Royal Bank of Canada

58A

     We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate, and controlled growth in risk-adjusted assets. We were able to achieve strong levels of internal capital generation despite weaker capital market conditions during the past year. The market environment and planned reductions of corporate loan exposures also contributed to slower growth in risk-adjusted assets, enabling us to continue repurchasing shares and redeeming some of our outstanding capital instruments. Our debt ratings continue to enhance our ability to raise capital at competitive prices.

Capital management activity
In fiscal 2002, we repurchased 14.3 million common shares, of which 4.5 million shares were repurchased for $229 million under a normal course issuer bid that expired in June 2002, and 9.8 million shares were repurchased for $513 million under a normal course issuer bid that allows for the repurchase of up to 20 million common shares, representing approximately 3% of outstanding common shares, between June 24, 2002 and June 23, 2003. During the fourth quarter of 2001, we entered into an agreement with an independent third party to execute an accelerated repurchase of six million common shares. This agreement resulted in an additional repurchase cost of $22 million this year. In total, we spent $764 million in connection with our share repurchases during 2002.

     In November 2001, we redeemed US$200 million of First Preferred Shares Series I and, in October 2002, redeemed $150 million of First Preferred Shares Series E.

     In November 2001, we issued US$400 million of subordinated debentures through our European Medium Term Note Programme. In September 2002, we redeemed $400 million of subordinated debentures.

Regulatory capital
Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements (BIS). Regulatory capital is allocated into two tiers. Tier 1 capital comprises the more permanent components of capital. The components of Tier 1 and Tier 2 capital are shown in Table 24 below.

     Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets based on Canadian GAAP financial information. Risk-adjusted assets, as shown in Table 25 on page 60A, are determined by applying OSFI prescribed risk weights to balance sheet assets and off-balance sheet financial instruments according to the credit risk of the counterparty. Risk-adjusted assets also include an amount for the market risk exposure associated with our trading portfolio.

     Our policy is to remain well capitalized so as to provide a safety net for the variety of risks to which we are exposed to in the conduct of our business. In 1999, OSFI formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. As at October 31, 2002, our Tier 1 and Total capital ratios were 9.3% and 12.7%, respectively, compared to 8.7% and 11.8% at October 31, 2001. We maintained capital ratios that exceeded our medium-term goals of 8.0% for the Tier 1 ratio and 11-12% for the Total capital ratio. Effective November 1, 2002, we have raised our medium-term Tier 1 capital ratio goal to 8-8.5% from 8%. Our capital ratios on a U.S. basis, calculated using guidelines issued to U.S. banks by the Board of Governors of the Federal Reserve System and using U.S. GAAP financial information, are provided in Table 24 below.

Pending developments
In 1999, BIS issued a proposal for a new capital adequacy framework to replace the previous Capital Accord of 1988, under which we are currently regulated. This proposal continues to be at the discussion phase. Implementation of the final proposal is not likely to occur prior to fiscal 2006.

TABLE 24   Capital ratios (1)

($ millions, except percentage amounts)	2002	2001	2000

Tier 1 capital
Common equity	$17,238	$16,141	$11,504
Non-cumulative preferred shares	1,545	2,024	2,037
Non-controlling interest in subsidiaries RBC TruCS	1,400	1,400	650
Other	29	28	23
Goodwill	(4,832)	(4,742)	(647)

	15,380	14,851	13,567

Tier 2 capital
Permanent subordinated debentures	467	477	457
Other subordinated debentures (2)	6,147	5,935	5,138
General allowance (3)	1,420	1,410	1,188
Non-controlling interest in subsidiaries	—	—	1

	8,034	7,822	6,784

Investment in insurance subsidiaries	(2,014)	(2,107)	(960)
Other substantial investments	(368)	(387)	(342)
First loss facility	(20)	(8)	(5)

Total capital	$21,012	$20,171	$19,044

Risk-adjusted Assets	$165,559	$171,047	$158,364

Capital Ratios (4)
Common equity to risk-adjusted assets	10.4%	9.4%	7.3%
Tier 1 capital to risk-adjusted assets	9.3%	8.7%	8.6%
Total capital to risk-adjusted assets	12.7%	11.8%	12.0%
Assets-to-capital multiple (5)	17.3	17.2	15.3

U.S. Basis (4), (6)
Tier 1 capital to risk-adjusted assets	8.5%	8.1%	7.8%
Total capital to risk-adjusted assets	11.9%	11.2%	11.3%
Equity to assets (7)	4.9%	5.3%	4.5%

(1)	Using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information except as noted in footnote (6).

(2)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.

(3)	The general allowance for credit losses may be included in Tier 2 capital up to a maximum of .875% (2000 and 1999 — .75%) of risk-adjusted assets. On October 27, 2000, we entered into a five-year agreement with a AAA rated reinsurer, which requires the reinsurer to purchase up to $200 million of non-cumulative first preferred shares at the October 27, 2000 market price should the general allowance for credit losses be drawn down below a certain level. If these shares had been issued they would have qualified as Tier 1 capital.

(4)	On November 26, 2001, we redeemed US$200 million of Non-cumulative First Preferred Shares Series I, which reduced Tier 1 capital by the same amount. On November 8, 2001, we issued US$400 million of subordinated debentures, which increased Total capital by the same amount. Had these transactions taken place as at October 31, 2001, the 2001 pro forma capital ratios would have been: Tier 1 capital ratio — 8.5% and Total capital ratio — 12.0%. Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information, the pro forma U.S. basis capital ratios would have been Tier 1 capital ratio — 7.9% and Total capital ratio — 11.4%.

(5)	Total assets and specified off-balance sheet financial instruments, as prescribed by the Superintendent of Financial Institutions Canada, divided by Total capital.

(6)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(7)	Average total shareholders’ equity divided by average total assets.

Canadian GAAP Royal Bank of Canada

59A

TABLE 25 Risk-adjusted assets (1)

			Risk-adjusted balance

	Balance	Weighted average
($ millions, except percentage amounts)	sheet amount	of risk weights (2)	2002	2001

Balance sheet assets
Cash resources	$21,323	11%	$2,284	$1,515
Securities
Issued or guaranteed by Canadian or other OECD governments	27,712	0%	36	—
Other	66,088	11%	7,137	7,341
Residential mortgages (3)
Insured	33,849	1%	379	383
Conventional	38,950	52%	20,168	18,511
Other loans and acceptances (3)
Issued or guaranteed by Canadian or other OECD governments	18,448	17%	3,098	1,810
Other	121,893	74%	89,836	97,553
Other assets	48,693	12%	5,692	6,114

	$376,956		$128,630	$133,227

		Credit	Credit
	Contract	conversion	equivalent
	amount	factor	amount

Off-Balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit
Financial	$10,393	100%	$10,393	82%	$8,560	$8,629
Non-financial	3,217	50%	1,609	100%	1,609	1,422
Documentary and commercial letters of credit	772	20%	154	97%	150	148
Securities lending	23,967	100%	23,967	3%	646	393
Commitments to extend credit
Original term to maturity of 1 year or less	40,931	0%	—	—	—	—
Original term to maturity of more than 1 year	34,115	50%	17,058	92%	15,638	18,821
Uncommitted amounts	45,978	0%	—	—	—	—
Note issuance/revolving underwriting facilities	23	50%	12	100%	12	66

	$159,396		$53,193		$26,615	$29,479

		Gross positive	Credit
	Notional	replacement	equivalent
	amount	cost (4)	amount (5)

Derivatives
Interest rate contracts
Forward rate agreements	$198,845	$178	$299	21%	$64		$114
Swaps	862,264	19,608	24,357	26%	6,323		5,617
Options purchased	55,293	563	914	28%	258		123

	1,116,402	20,349	25,570		6,645		5,854

Foreign exchange contracts
Forward contracts	544,719	6,802	13,049	28%	3,685		3,881
Swaps	84,055	1,781	6,341	23%	1,445		1,261
Options purchased	56,204	809	1,491	29%	439		441

	684,978	9,392	20,881		5,569		5,583

Credit derivatives (6)	52,151	861	2,963	29%	858		369
Other contracts (7)	13,126	849	1,701	31%	529		617

Total derivatives before netting	$1,866,657	31,451	51,115		13,601		12,423
Impact of master netting agreements		(20,861)	(26,930)		(7,132)		(6,339)

Total derivatives after netting		$10,590	24,185		6,469		6,084

Total off-balance sheet financial instruments			$77,378		$33,084	$	35,563
General market risk					3,845		2,257

Total risk-adjusted assets					$165,559	$	171,047

(1)	Using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information.
(2)	Represents the weighted average of counterparty risk weights within a particular category.

(3)	Amounts are shown net of allowance for loan losses.

(4)	Represents the total current replacement value of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements. Such instruments are excluded from the calculation of risk-adjusted assets as they are deemed to have no additional credit risk. The fair value of $194 million (2001 — $194 million) is excluded at October 31, 2002. Written options are excluded as they represent our obligations and as such do not attract credit risk.

(5)	Consists of (i) the total positive replacement value of all outstanding contracts, and (ii) an amount for potential future credit exposure.

(6)	Comprises credit default swaps, total return swaps and credit default baskets.

(7)	Comprises precious metals, commodity and equity-linked derivative contracts.

Canadian GAAP Royal Bank of Canada

60A

Asset/liability management

Overview

Asset/liability management comprises the evaluation, monitoring and management of our non-trading portfolio, liquidity management and funding. It is important to note that liquidity and capital resources are likely to be affected by many of the same factors which are detailed in this section of Management’s discussion and analysis, the Factors discussion on pages 23A to 24A and the Risk management discussion on pages 53A to 57A. Additionally, off-balance sheet financing arrangements are often integral to both liquidity and capital resources, and are discussed in detail on pages 64A to 65A of this section.

Non-trading portfolio

Traditional banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk, as described on page 55A, is the largest component.

     We actively manage the interest rate risk for the North American non-trading balance sheet and oversee all other non-trading units that have been delegated interest rate risk limits. We endeavour to adopt industry best practices and carry out the following functions:

Policy

The Conduct Review and Risk Policy Committee of the Board of Directors approves the global policies governing interest rate risk management. The policies define the acceptable limits within which risks to net interest income over a 12-month horizon and the economic value of equity are to be managed. These ranges are based on immediate and sustained +/- 200 basis points parallel shifts of the yield curve. The limit for net interest income risk is 6% of projected net interest income and for economic value of equity risk is 12% of projected common equity.

Interest rate funds transfer pricing

We use a funds transfer pricing mechanism to centralize interest rate risk within Corporate Treasury and to ensure an economic allocation of interest income to the various business units. Funds transfer pricing at the transaction level ensures that interest rate risk is appropriately transferred to Corporate Treasury for management. The funds transfer pricing rates are market-based and aligned with risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.

Applied research

We are dedicated to investigating best practices in instrument valuation, econometric modeling and new hedging techniques. These investigations range from evaluation of traditional asset/liability management processes to application of recent developments in quantitative methods to our processes.

     We focus on developing retail product valuation models that incorporate consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. On the liability side of the balance sheet, we tend to focus on modeling administered rates and the sensitivity of liability balances to interest rate changes.

Risk measurement

We continue to make significant investment in new technology to facilitate measurement and timely management of our interest rate risk position. A range of static and dynamic scenarios is used every week to measure our risk position based on client rates as well as funds transfer pricing rates.

     Static scenarios allow us to analyze our risk at a particular point in time under various interest rate assumptions. These assumptions comprise parallel shocks as well as twists to the current yield curve. Static scenarios are employed for assessing the economic value of equity risk as well as the net interest income risk. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumptions such as changes in interest rate levels and changes in the shapes of yield curves.

     We measure our risk positions for the Canadian non-trading balance sheet every week and are capable of identifying the various sources of interest rate risk.

Interest rate risk management

Our goal is to manage interest rate risk of the non-trading balance sheet to a targeted level, on a continual basis. We modify the risk profile of the balance sheet through proactive hedging activity.

     The interest rate risk can be disaggregated into linear risk and non-linear risk based on the varying responses of the balance sheet to different interest rate movements. The linear risk is primarily managed through interest rate swaps. The non-linear risk arises mainly from embedded options in our products that allow clients to modify the maturities of their loans or deposits. Examples are a client pre-paying a personal loan or a prospective client getting a committed rate on a new mortgage before the mortgage loan takes effect. Embedded options are modeled using assumptions based on empirical research and are managed by either purchasing options or by a dynamic hedging strategy.

     The performance of interest rate risk management function within Corporate Treasury is benchmarked on a total return basis. A by-product of this benchmarking exercise is a methodology that controls model risk by continuously back-testing model assumptions against actual client behaviour.

     Table 26 below presents the potential impacts of 100 and 200 basis point increases and decreases in interest rates on our economic value of equity and on current earnings on our non-trading portfolio. These measures are as of October 31, 2002, and are based on assumptions made by management and validated by empirical research. The methodology assumes that no further hedging is undertaken. We have defined a risk neutral balance sheet as one where net residual assets representing equity are evenly invested over a five-year horizon. As a result of this decision, our interest rate risk profile has slightly faster re-pricing of assets than of liabilities with the duration of equity at about 2.5 years.

     All interest rate measures in this section are based upon our interest rate exposures at a specific time. The exposures change continually as a result of day-to-day business activities and our risk management initiatives.

TABLE 26   Market risk measures — Non-trading activities (1)

	2002		2001

	Economic value	Net interest	Economic value	Net interest
($ millions)	of equity risk	income risk	of equity risk	income risk

100bp increase	$(309)	$104	$(390)	$96
100bp decrease	145	(151)	256	(108)
200bp increase	$(662)	$190	$(842)	$179
200bp decrease	345	(327)	466	(294)

(1)	Amounts are presented on a pre-tax basis as at October 31.

Canadian GAAP Royal Bank of Canada

61A

Liquidity management

Our liquidity management framework is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments, both on and off-balance sheet. The primary goals of this framework are the preservation of a large base of core client deposits, ongoing access to diversified sources of wholesale funding and the maintenance of a dedicated pool of unencumbered marketable securities that provide ready access to cash.

     The Corporate Treasury function has global responsibility for the development of liquidity management policies, strategies and contingency plans and for recommending and monitoring limits within this framework. Our principal regional trading and funding platforms provide transactional support for liquidity management policies and strategies. The Group Risk Management Committee and the Asset/Liability Committee share management oversight of liquidity management and receive regular reports detailing compliance with limits and guidelines. The Audit Committee of the Board of Directors approves our liquidity management framework and significant related policies and is informed on a periodic basis about our current and prospective liquidity condition. Additionally, we have a liquidity contingency plan in place, which is maintained and administered by the Liquidity Crisis Team. Subsidiaries are responsible for managing their own liquidity in compliance with policies, practices and governing regulatory requirements.

     We measure and monitor our liquidity condition from structural, tactical and contingent perspectives. The assessment of our liquidity position based on these measures reflects management estimates and judgments pertaining to the behaviour of our clients and future market conditions.

Structural liquidity risk management

Existing balance sheet composition can create liquidity exposure due to mismatches in effective maturities between assets and liabilities. Structural liquidity risk management addresses this type of exposure, which is measured and monitored through ongoing stress testing of our balance sheet.

     We recently adopted the cash capital model to assist in the evaluation of balance sheet liquidity and in the determination of the appropriate term structure of our debt financing. This methodology provides a comprehensive, formula-based approach for the assessment of balance sheet integrity and our ability to continue as a going concern during a prolonged liquidity event, such as an unexpected withdrawal of short-term funding. The application of this model entails assigning liquidity discounts or “haircuts” to our balance sheet assets based on our assessment of the cash-generating characteristics of each asset category in the context of a sustainable business model. The illiquid component of our balance sheet assets can be determined by this analysis. Liabilities are arrayed along a stability continuum, ranging from core to volatile, on the basis of both contractual and behavioural properties in order to identify the constant elements of our funding. This analysis of our balance sheet enables us to more accurately estimate our exposure to a protracted loss of unsecured funding and to quantify our longer-term financing requirements.

Tactical liquidity risk management

Tactical liquidity risk management addresses our normal day-to-day funding requirements and is managed by imposing limits on net funds outflows for specified periods, particularly for key short-term time horizons. Scenario analysis is performed periodically on the assumed behaviour of cash flows under varying conditions to assess funding requirements and, as required, to update assumptions and limits. Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the prudential limits established for overall group exposure and by major currency and geographic location. Corporate Treasury issues procedural directives to the individual units engaged in executing policy to ensure consistent application of cash flow management principles across the entire organization.

Contingent liquidity risk management

The liquidity contingency plan identifies comprehensive action plans that would be implemented in the event of general market disruptions or adverse economic developments that could jeopardize our ability to meet commitments. Four different market scenarios, of varying duration and severity, are addressed in the liquidity contingency plan to highlight potential liquidity exposures and requisite responses. The Liquidity Crisis Team, comprising senior individuals from business and functional units, meets regularly to review and update implementation plans and to consider the need for activation in view of developments in Canada and globally.

     To address potential liquidity exposures identified by our scenario analyses, we maintain a pool of segregated and unencumbered marketable securities. These high-quality assets can be readily sold or pledged for secured borrowing and represent a dedicated and reliable source of emergency funding. In addition, we maintain a separate portfolio of eligible assets to support our participation in Canadian payment and settlement systems. Liquid assets and assets purchased under reverse repurchase agreements (before pledging as detailed below) totalled $154 billion or 41% of total assets at October 31, 2002, as compared to $136 billion or 38% respectively at October 31, 2001. Canadian dollar liquid assets are primarily marketable securities while a material portion of our foreign currency liquid assets are issued by highly rated foreign banks. As at October 31, 2002, $10 billion of assets had been pledged as collateral, unchanged from October 31, 2001. We have another $40 billion in obligations related to assets sold under repurchase agreements or securities sold short at October 31, 2002, compared to $37 billion at October 31, 2001. For further details, see Note 18 on page 91A.

Funding strategy

Diversification of funding sources is a crucial component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.

Credit ratings

Our ability to access unsecured funding markets and our financing costs in such markets are primarily dependent upon maintaining acceptable credit ratings, which in turn is largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. While our estimates suggest that a minor downgrade would not materially influence our funding capacity or costs, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of the bank’s financial strength. A series of downgrades could have an adverse impact on our funding capacity and on the results of our operations.

Deposit profile

Personal deposits remain the prime source of funding for our Canadian dollar balance sheet while most foreign currency deposits originate from unsecured, “wholesale” sources, including large corporate and institutional clients and foreign commercial and central banks. Our personal deposit franchise constitutes a principal source of predictable and dependable funding. Certain commercial and institutional client groups also maintain relational balances with relatively low volatility profiles, a portion of which are considered core funding for structural liquidity purposes. Relational balances are typically maintained by commercial and corporate clients to facilitate their daily operating requirements. In some businesses, collective balances are substantial and exhibit a high degree of relative stability. We promote wholesale funding diversity and regularly review sources of short-term funds to ensure maintenance of wide

Canadian GAAP Royal Bank of Canada

62A

diversification by provider, product and geographic origin. In addition, we maintain an ongoing presence in different funding markets, constantly monitoring market developments and trends in order to identify opportunities or risks and to take appropriate pre-emptive actions. For further details see Note 10 on page 83A.

Term funding sources

Long-term funding strategy is integrated with our current and estimated structural liquidity position as reflected in our cash capital position. Liquidity objectives, as well as market conditions, interest rates, credit spreads and desired financial structure, influence annual long-term funding activities, including currency mix and market concentration. Diversification into new markets and untapped investor segments is constantly evaluated against relative issuance costs. Our long-term funding sources are managed to minimize concentration by geographic location, investor segment, and currency and maturity profile. During fiscal 2002, we continued to expand our long-term funding base by issuing $2.6 billion of senior deposit notes in various currencies and markets. Total unsecured long-term funding outstanding at October 31, 2002, was $13.2 billion, compared with $12.6 billion at October 31, 2001.

     We use asset securitization programs as an alternative source of funding, to provide liquidity and for asset/liability management purposes. In particular, $1.7 billion in new financing was provided during the year by the securitization and sale of government guaranteed residential mortgages (MBS). Our total outstanding MBS sold at year-end was $2.4 billion. In addition, $1.7 billion of our credit card receivables have been securitized through notes issued by a securitization SPE (see page 64A, Special purpose entities — securitization for more details).

Off-balance sheet

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve, among other risks, varying degrees of market, credit and liquidity risk, which are discussed in the Risk management section on pages 53A to 57A. Off-balance sheet transactions are either proprietary or client transactions, and are generally undertaken for risk management, capital management and/or funding management purposes. The types of off-balance sheet activities we undertake include issuance of credit instruments and lease commitments, derivative financial instruments and transactions with SPEs. Each of these types of activities is discussed below.

Credit instruments

We provide credit instruments to our clients to help them meet their financing needs. Guarantees and standby letters of credit carry the same credit risk as loans and represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. On behalf of clients, we also undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts from us to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which may represent unused portions of authorizations to extend credit in the form of loans, acceptances, guarantees and letters of credit. We have uncommitted amounts, which represent revocable offers by us to extend credit to a borrower, but not obligations to extend credit. We are also party to note issuance facilities (including revolving facilities), which represent underwriting agreements that enable a borrower to issue short-term debt securities. Table 27 below provides a detailed summary of our off-balance sheet credit instruments.

Lease commitments

We have made minimum future rental commitments for premises and equipment under long-term non-cancellable leases, which are detailed for each of the next five years and thereafter in Table 27 below. Our lease agreements do not contain any covenants that restrict our ability to pay dividends, engage in debt or equity financing transactions, or enter into additional lease agreements.

Derivative financial instruments

As a part of our institutional sales and trading activities, we act as counterparty to clients in transactions involving derivative financial instruments. We undertake this role to assist our clients in managing their exposure to various types of risk. We also engage in transactions involving derivative financial instruments with other counterparties to manage our exposure to interest rate, currency, credit and market risks (market risks are discussed on page 55A). All derivatives, except those for other than trading purposes, are recorded at fair value on our balance sheet (fair value assumptions are discussed on page 25A). Although derivative transactions are measured in terms of their notional amounts, these amounts are not recorded on our balance sheet, as the notional amounts serve as points of reference for calculating payments, and are not the actual amounts that are exchanged. Table 25 on page 60A details the notional amount, credit equivalent amount and risk-adjusted balances by derivative contract type. The table in Note 19 on pages 92A and 93A, details the notional amount of derivatives by reference to term to maturity and replacement cost, respectively.

     To the extent that one or more of the derivative financial transactions we undertake involve amounts owing from third-party counterparties, we are exposed to counterparty credit risk (credit risk is discussed in more detail on page 54A). Total credit risk as represented by the fair value of all derivatives that have a positive market value amounted to $10.6 billion as at October 31, 2002, and is recorded at replacement cost on our balance sheet. Additionally, Notes 1 and 19 on pages 73A and 91A to 93A, respectively, provide more detail on the accounting for derivatives.

TABLE 27 Lease commitments and credit instruments

($ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Lease commitments	$364	$630	$470	$754	$2,218

Credit instruments
Guarantees and standby letters of credit	4,159	6,247	1,526	1,678	13,610
Documentary and commercial letters of credit	378	236	118	40	772
Commitments to extend credit	44,832	10,624	4,233	15,357	75,046
Uncommitted amounts	814	41,121	2,835	1,208	45,978

	50,183	58,228	8,712	18,283	135,406

Total	$50,547	$58,858	$9,182	$19,037	$137,624

Canadian GAAP Royal Bank of Canada

63A

Special purpose entities

Special purpose entities (SPEs) are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital. SPEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks in a form that meets their investment criteria. We use SPEs to securitize a portion of our credit card receivables. We provide SPE repackaging services to clients who seek access to financial assets in a form different than what is conventionally available. We also act as an intermediary or agent for clients who want to use SPEs to securitize their own financial assets.

     SPEs are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are not operating entities and usually have no employees. The typical SPE structure involves a company selling assets to the SPE. The SPE funds the purchase of those assets by issuing securities to investors in the form of certificates, commercial paper or other notes of indebtedness. The financial interests of investors in SPEs are usually limited to interests in the assets of the SPE, and to various forms of credit enhancement accompanying the SPE assets, which may include conditional access to a cash collateral account, overcollateralization in the form of excess assets in the SPE or a line of credit facility. Liquidity and credit facilities as well as interest rate and other swaps may be provided by financial institutions to address mismatches between the cash flows of the underlying assets and the indebtedness issued by the SPE.

     We provide services to SPEs in a number of different capacities including administration of the SPEs and the underlying asset pools, as a trustee for SPEs’ assets, as a liquidity or credit enhancement provider, or as a counterparty in transactions involving derivative financial instruments or as collateral manager.

     We manage and monitor our direct involvement with SPEs through our SPE Risk Committee, which comprises representatives from functional areas including risk management, corporate treasury, finance, subsidiary governance office, law, taxation, subsidiary banking groups and human resources. This committee’s key activities include formulating policies governing SPEs, reviewing new and unusual SPE transactions and monitoring the ongoing activities of SPEs.

     The CICA is currently drafting new accounting standards on the consolidation of SPEs. Since these new standards are still being drafted their impact on our balance sheet is not quantifiable but could result in us consolidating certain assets and liabilities held in our SPEs.

Securitization of credit card receivables

We securitize some of our credit card receivables through an SPE. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The primary economic purpose of this activity is to diversify our sources of funding and to enhance our liquidity position. Although these credit card receivables are no longer on our balance sheet, we maintain the client account and retain the relationship.

     The transfer of the credit card receivables to the custodian of those assets is a sale from a legal perspective. In addition, our credit card securitization structure qualifies for sale treatment from an accounting perspective. Under AcG-12, the receivables are removed from our balance sheet resulting in a gain or loss reported in other income. Note 7 on page 81A provides information on our key securitization activities, including key assumptions. This SPE meets the AcG-12 criteria for a Qualifying SPE (QSPE) and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE.

     We continue to service the credit card receivables sold to the QSPE. In addition, we perform an administrative role for the QSPE in which we are responsible for ensuring that the ongoing public filings of the QSPE are performed, as required, and that the investors in the QSPE’s asset-backed securities receive interest and principal payments on a timely basis.

     We provide first loss protection to the QSPE in two forms. Our interest in the excess spread from the QSPE is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all other trust expenses have been paid. Therefore, our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. Under AcG-12, the present value of excess spread of credit card receivables sold on or after April 1, 2001, is reported as a retained interest within investment account securities on our consolidated balance sheet. Whereas, the excess spread of credit receivables sold prior to April 1, 2001, is recognized in other income when received from the QSPE. In addition, we provide loans to the QSPE to pay up-front expenses. These loans rank subordinate to all notes issued by the QSPE.

     At October 31, 2002, total credit card receivables securitized and held off-balance sheet amounted to $1.7 billion, compared to $2.1 billion at October 31, 2001. The carrying value of our retained interests held in securitized credit card receivables at October 31, 2002, was $9.1 million compared to $9.5 million in 2001, and amounts receivable under subordinated loan agreements were $5.2 million compared to $8.5 million in 2001.

Securitization of client financial assets

Within our global securitization group, our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller SPEs). We currently administer five multi-seller SPEs — three in Canada and two in the U.S. These five multi-seller SPEs have purchased financial assets from our clients totalling $20.6 billion. Under current accounting standards, the five multi-seller SPEs that we administer are not consolidated on our balance sheet.

     We are involved in the multi-seller SPE markets because our clients value these transactions, they offer a growing source of revenue and they generate a favorable risk-adjusted return for us. Our clients primarily utilize multi-seller SPEs to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

     The multi-seller SPEs purchase various financial assets from clients and finances those purchases by issuing highly rated asset-backed commercial paper. The multi-seller SPEs typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets. We do not maintain any ownership or retained interest in these multi-seller SPEs. Instead, we provide or retain certain services such as transaction structuring and administration as specified by the multi-seller SPE’s program documents and based on rating agency criteria. In addition, we provide backstop liquidity facilities and partial credit enhancement to the multi-seller SPEs. We receive market-based fee revenue from such services, which is reported as other income. We also have no rights to, or control of, the assets owned by the multi-seller SPE.

Canadian GAAP Royal Bank of Canada

64A

     The table below summarizes the financial assets owned by the multi-seller SPEs at fiscal years ended October 31.

Asset class
($ millions)	2002	2001

Credit cards	$4,671	$3,785
Auto loans and leases	3,615	4,298
Equipment receivables	2,509	2,159
Trade receivables	2,479	2,094
Residential mortgages	2,004	1,682
Other loans	1,275	843
Dealer floor plan receivables	1,208	1,275
Consumer loans	1,196	1,114
Asset-backed securities	926	487
Other	706	579

	$20,589	$18,316

The commercial paper issued by each multi-seller SPE is in the SPE’s own name with recourse to the financial assets owned by the multi-seller SPE. The multi-seller SPE commercial paper is non-recourse to us and non-recourse to the other multi-seller SPEs that we administer. Each multi-seller SPE is largely prohibited from issuing medium-term notes or other forms of indebtedness to finance the asset purchases. Consequently, each multi-seller SPE’s commercial paper liabilities are generally equal to the assets owned by that multi-seller SPE. The small difference between each of the multi-seller SPE’s assets and liabilities balances is mostly related to the discount or interest costs attributable to the commercial paper. As of October 31, 2002, the total face amount of commercial paper issued by the multi-seller SPE’s equaled $20,589 million generating $20,534 million of cash proceeds with the difference between these amounts representing the commercial paper discount.

     At fiscal years ended October 31, total commitments and amounts outstanding under liquidity and credit facilities were as shown in the following table:

Liquidity and credit facilities

	2002		2001

($ millions)	Committed	Outstanding	Committed	Outstanding

Liquidity facilities	$22,593	$—	$20,614	$—
Credit facilities	7,211	—	3,856	—

	$29,804	$—	$24,470	$—

We provide backstop liquidity facilities to the multi-seller SPEs as an alternative source of financing in the event that such SPEs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by the multi-seller SPEs are not met. The terms of the backstop liquidity facilities do not require us to advance money to the multi-seller SPEs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided has ever been drawn upon.

     The partial credit enhancement that we provide to the multi-seller SPEs is in place to protect commercial paper investors in the event that the credit enhancement supporting the asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. As a result, we believe that the program credit enhancements that we provide to the multi-seller SPEs present a modest amount of credit risk.

     The economic exposure that we assume when we provide backstop liquidity commitments and partial credit enhancement is contingent in nature. We manage these exposures within our risk management functions in the same manner that we manage other contingent and non-contingent risk exposures. Our risk management process considers the credit, liquidity and interest rate exposure related to each of the assets. The risk exposure of each of these components individually and taken as a whole is deemed to be acceptable. All transactions are reviewed by external rating agencies. The weighted average credit quality of the assets supported by our backstop liquidity and partial credit enhancement is among the highest quality rating levels based on our internal risk rating system, which is described on page 54A. The liquidity risk to us is deemed to be low based on the historical performance and high credit quality of the multi-seller SPEs’ assets. Interest rate exposure is deemed to be low and is generally managed at the transaction level by passing on the funding cost variability to the securitization structures. Corporate Treasury scrutinizes contingent balance sheet risk, in effect monitoring the risk of drawdown under any of the credit facilities.

Creation of investment products

We use repackaging SPEs to create unique credit products to meet the needs of investors with specific requirements. As part of this process, we may enter into derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of our clients. In this role as derivative counterparty to the SPE, we assume the associated counterparty credit risk of the SPE. In order to enter into these transactions we establish an internal risk rating of the SPE and provide ongoing risk assessment and monitoring of the SPE’s credit risk. As with all counterparty credit exposures, these exposures are put in place and reviewed pursuant to our normal risk management process in order to effectively manage and monitor this credit risk profile.

     These SPEs often issue notes. Those notes may also be rated by external rating agencies, as well as listed on a stock exchange and are generally traded via recognized bond clearing systems. While the majority of the notes that are created in repackagings are expected to be sold on a ‘buy & hold’ basis, we may on occasion act as market-maker. We do not, however, provide any repackaging SPE with any guarantees or other similar support commitments. There are many functions required to create a repackaged product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. Currently we act as sole arranger and swap provider for SPEs where we are involved, and in most cases as paying and issuing agent as well.

Asset management

We act as collateral manager for several collateralized debt obligation (CDO) SPEs, which invest in leveraged bank-initiated term loans, high-yield bonds and mezzanine corporate debt. As collateral manager, we are engaged by the CDO SPE, pursuant to a Collateral Management Agreement, to advise the SPE on the purchase and sale of collateral assets it holds. For these advisory services, we are paid a pre-determined market-based fee, which is a percentage of assets held by the SPE.

     The notional amount of the CDOs we managed at the end of fiscal 2002 was US$1.6 billion (2001 — US$1.3 billion). Although we have a nominal investment of US$9.5 million in the “first-loss” tranche of a US$300 million CDO, we provide no liquidity or credit support to these SPEs beyond this investment. The CDOs we manage may from time-to-time purchase collateral assets originated by us or other affiliates. The program documents covering the formation and operation of the individual CDOs provide strict guidelines for the purchase of such assets.

     We recognize fee income from collateral management services and, where indicated, interest income from investments in individual CDOs.

Canadian GAAP Royal Bank of Canada

65A

2001 compared to 2000

The following discussion and analysis provides a comparison of our results of operations for the years ended October 31, 2001 and 2000. This discussion should be read in conjunction with the consolidated financial statements and related Notes on pages 67A to 97A. This portion of the management’s discussion and analysis is based on amounts reported in the consolidated financial statements and does not exclude special items.

Business segment results

Net income from RBC Banking increased 10% to $1,181 million in 2001 from $1,078 million in 2000. ROE decreased 280 basis points to 16.9%.

     Net income from RBC Insurance was up 1% to $133 million in 2001, reflecting acquisitions. ROE decreased from 49% to 15% due to higher allocation of capital in light of recent acquisitions.

     Net income from RBC Investments was up 23% from 2000 to $513 million. ROE declined by 2,100 basis points to 27.2% due to higher allocation of capital as a result of recent acquisitions.

     Net income from RBC Capital Markets decreased 34% to $336 million, reflecting a large increase in the provision for credit losses. ROE declined by 1,180 basis points to 9.3%, reflecting lower net income and the higher allocation of capital for recent acquisitions.

     Net income from RBC Global Services was up 42% to $263 million reflecting the growth from new business and value-added services added in the investor services business. ROE increased 940 basis points to 48.9%.

     Other segment’s net income improved to $(15) million from $(45) million in 2000. ROE increased 10 basis points to (2.8)%.

Net interest income

Net interest income increased 23% to $6.5 billion in 2001 from $5.3 billion in 2000 partially due to the acquisition of Centura Banks, in June 2001 which added more interest-bearing assets and liabilities to the balance sheet.

Other income

Other income increased 22% to $8.2 billion in 2001, accounting for 56% of total revenue.

Non-interest expense

Non-interest expense increased 29% to $9.8 billion, partially reflecting the contribution of expenses from acquisitions and an increase of good-will amortization expenses associated with these acquisitions.

Taxes

Our income taxes for 2001 were $1.3 billion, for an effective income tax rate of 34.7%. Income taxes were $1.4 billion in 2000, reflecting an effective income tax rate was 38.6%.

Provision for credit losses

The provision for credit losses increased 62% to $1,119 million in 2001 from $691 million in 2000, largely reflecting increases in business and government provisions for credit losses. The total allowance for loan losses was $2.3 billion or 1.1% of total loans, acceptances and reverse repurchase agreements up from 1.0% in 2000.

Quarterly financial information

Selected financial information for the eight most recently completed quarters is shown on page 102A.

Canadian GAAP Royal Bank of Canada

66A

Consolidated financial statements

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Royal Bank of Canada in accordance with United States generally accepted accounting principles, and these consolidated financial statements have also been provided to shareholders.

     In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

     The system of internal controls is further supported by a compliance function, which ensures that the bank and its employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of the bank’s operations.

     The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the bank. This Committee reviews the consolidated financial statements of the bank and recommends them to the board for approval. Other key responsibilities of the Audit Committee include reviewing the bank’s existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. The bank’s Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

     At least once a year, the Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors and shareholders of the bank, are being duly observed and that the bank is in sound financial condition.

     Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the bank upon the recommendation of the Audit Committee, have performed an independent audit of the consolidated financial statements and their report follows. The shareholders’ auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President & Chief Executive Officer

Peter W. Currie
Vice-Chairman & Chief Financial Officer

Toronto, November 19, 2002

Auditors’ report

To the shareholders of Royal Bank of Canada

We have audited the consolidated balance sheet of Royal Bank of Canada as at October 31, 2002 and 2001, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2002. These consolidated financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002, in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     We also reported separately on November 19, 2002, to the shareholders of the bank on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the October 31, 2002 and 2001, consolidated financial statements, prepared in accordance with United States generally accepted accounting principles.

Deloitte & Touche LLP
PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, November 19, 2002

Canadian GAAP Royal Bank of Canada

67A

Consolidated balance sheet
As at October 31 ($ millions)	2002	2001

Assets
Cash resources
Cash and due from banks	$2,534	$1,792
Interest-bearing deposits with banks	18,789	15,743

	21,323	17,535

Securities
Trading account (pledged — $6,558 and $4,222)	68,328	58,192
Investment account	25,078	21,877
Loan substitute	394	438

	93,800	80,507

Assets purchased under reverse repurchase agreements	35,831	35,870

Loans
Residential mortgage	72,840	67,442
Personal	31,956	32,511
Credit card	4,914	4,283
Business and government	61,751	67,152

	171,461	171,388
Allowance for loan losses	(2,203)	(2,278)

	169,258	169,110

Other
Customers’ liability under acceptances	8,051	9,923
Derivative-related amounts	30,258	27,240
Premises and equipment	1,653	1,602
Goodwill	5,004	4,919
Other intangibles	665	619
Other assets	11,113	11,935

	56,744	56,238

	$376,956	$359,260

Liabilities and shareholders’ equity
Deposits
Personal	$101,892	$101,381
Business and government	119,591	107,141
Bank	22,003	24,925

	243,486	233,447

Other
Acceptances	8,051	9,923
Obligations related to securities sold short	19,110	16,443
Obligations related to assets sold under repurchase agreements	21,109	20,864
Derivative-related amounts	32,137	28,646
Other liabilities	26,197	23,780

	106,604	99,656

Subordinated debentures	6,614	6,513

Non-controlling interest in subsidiaries	1,469	1,479

Shareholders’ equity
Capital stock	1,545	2,024
Preferred Common (shares issued and outstanding -665,257,068 and 674,020,927)	7,057	6,973
Retained earnings	10,181	9,168

	18,783	18,165

	$376,956	$359,260

Gordon M. Nixon President & Chief Executive Officer	Robert B. Peterson Director

Canadian GAAP Royal Bank of Canada

68A

Consolidated statement of income

For the year ended October 31 ($ millions)	2002	2001	2000

Interest income
Loans	$10,463	$12,032	$11,538
Securities	3,075	3,281	2,669
Assets purchased under reverse repurchase agreements	651	1,163	1,078
Deposits with banks	483	831	824

	14,672	17,307	16,109

Interest expense
Deposits	5,709	8,712	9,057
Other liabilities	1,399	1,668	1,429
Subordinated debentures	406	410	344

	7,514	10,790	10,830

Net interest income	7,158	6,517	5,279
Provision for credit losses	1,065	1,119	691

	6,093	5,398	4,588

Other income
Capital market fees	1,866	1,523	1,538
Trading revenues	1,766	1,820	1,540
Investment management and custodial fees	1,179	1,096	860
Deposit and payment service charges	1,041	887	756
Mutual fund revenues	723	692	624
Card service revenues	496	458	420
Foreign exchange revenue, other than trading	279	312	299
Credit fees	223	237	212
Mortgage banking revenues	222	206	—
Insurance revenues	204	201	191
Securitization revenues	174	123	115
Loss on sale of securities	(116)	(128)	(11)
Gain from divestitures	—	445	—
Other	505	343	188

	8,562	8,215	6,732

Non-interest expense
Human resources	6,315	5,723	4,651
Occupancy	796	724	570
Equipment	820	771	665
Communications	801	686	695
Professional fees	419	412	267
Amortization of goodwill	—	248	76
Amortization of other intangibles	72	36	11
Other	1,197	1,155	646

	10,420	9,755	7,581

Net income before income taxes	4,235	3,858	3,739
Income taxes	1,365	1,340	1,445

Net income before non-controlling interest	2,870	2,518	2,294
Non-controlling interest in net income of subsidiaries	108	107	20

Net income	$2,762	$2,411	$2,274

Preferred share dividends	98	135	134

Net income available to common shareholders	$2,664	$2,276	$2,140

Average number of common shares (in thousands)	672,571	641,516	606,389
Earnings per share (in dollars)	$3.96	$3.55	$3.53
Average number of diluted common shares (in thousands)	678,120	647,216	609,865
Diluted earnings per share (in dollars)	$3.93	$3.52	$3.51

Canadian GAAP Royal Bank of Canada

69A

Consolidated statement of changes in shareholders’ equity

For the year ended October 31 ($ millions)	2002	2001	2000

Preferred shares
Balance at beginning of year	$2,024	$2,037	$2,009
Issued	—	250	—
Redeemed for cancellation	(468)	(300)	—
Translation adjustment on shares denominated in foreign currency	(11)	37	28

Balance at end of year	1,545	2,024	2,037

Common shares
Balance at beginning of year	6,973	3,076	3,065
Issued	236	4,009	109
Purchased for cancellation	(152)	(112)	(98)

Balance at end of year	7,057	6,973	3,076

Retained earnings
Balance at beginning of year	9,168	8,428	7,541
Net income	2,762	2,411	2,274
Preferred share dividends	(98)	(135)	(134)
Common share dividends	(1,022)	(897)	(689)
Cumulative effect of initial adoption of Employee Future Benefits accounting standard, net of related income taxes	—	(221)	—
Premium paid on common shares purchased for cancellation	(612)	(397)	(562)
Issuance costs, net of related income taxes	(1)	(19)	(4)
Change in unrealized foreign currency translation gains and losses	(59)	473	(2)
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	43	(475)	4

Balance at end of year	10,181	9,168	8,428

Shareholders’ equity at end of year	$18,783	$18,165	$13,541

Canadian GAAP Royal Bank of Canada

70A

Consolidated statement of cash flows

For the year ended October 31 ($millions)	2002	2001	2000

Cash flows from operating activities
Net income	$2,762	$2,411	$2,274
Adjustments to determine net cash provided by (used in) operating activities Provision for credit losses	1,065	1,119	691
Depreciation	407	389	370
Restructuring	—	91	—
Amortization of goodwill and other intangibles	72	284	87
Deferred income taxes	98	(165)	(193)
Gain on sale of premises and equipment	(35)	(42)	(4)
Gain on divestitures	—	(445)	—
Gain on loan securitizations	(54)	(29)	—
Loss on sale of investment account securities	116	128	11
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	(263)	(142)	78
Current income taxes	419	(460)	(434)
Derivative-related assets	(3,018)	(8,076)	(4,004)
Derivative-related liabilities	3,491	10,070	3,355
Trading account securities	(10,136)	(11,836)	(12,493)
Obligations related to securities sold short	2,667	2,869	(4,466)
Other	(614)	(3,373)	399

Net cash used in operating activities	(3,023)	(7,207)	(14,329)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(3,046)	(135)	5,125
Increase in loans, net of loan securitizations	(3,087)	(2,930)	(12,213)
Proceeds from loan securitizations	1,691	1,720	—
Proceeds from sale of investment account securities	16,388	12,503	10,947
Proceeds from maturity of investment account securities	15,717	14,021	16,769
Purchases of investment account securities	(33,093)	(27,494)	(24,453)
Decrease in loan substitute securities	44	27	70
Net acquisitions of premises and equipment	(419)	(370)	(281)
Net proceeds from sale of real estate	—	57	—
Change in assets purchased under reverse repurchase agreements	39	(17,474)	1,969
Net cash used in acquisition of subsidiaries	(99)	(3,120)	(323)
Net proceeds from divestitures	—	478	—

Net cash used in investing activities	(5,865)	(22,717)	(2,390)

Cash flows from financing activities
Issue of RBC Trust Capital Securities (RBC TruCS)	—	750	650
Increase in deposits	8,085	19,225	14,882
Issue of subordinated debentures	635	1,025	1,200
Maturity of subordinated debentures	(101)	(42)	(20)
Redemption of subordinated debentures	(400)	(538)	—
Issue of preferred shares	—	250	—
Redemption of preferred shares for cancellation	(468)	(300)	—
Issuance costs	(1)	(19)	(4)
Issue of common shares	168	657	59
Purchase of common shares for cancellation	(764)	(509)	(660)
Payment of dividends	(1,104)	(972)	(791)
Change in obligations related to assets sold under repurchase agreements	245	11,629	(391)
Change in short-term borrowings of subsidiaries	3,335	(387)	281

Net cash provided by financing activities	9,630	30,769	15,206

Net change in cash and due from banks	742	845	(1,513)
Cash and due from banks at beginning of year	1,792	947	2,460

Cash and due from banks at end of year	$2,534	$1,792	$947

Supplemental disclosure of cash flow information
Amount of interest paid in year	$8,229	$11,149	$10,698
Amount of income taxes paid in year	$738	$1,443	$2,007

Canadian GAAP Royal Bank of Canada

71A

Consolidated financial statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

NOTE 1 Significant accounting policies

Pursuant to the Bank Act, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada. We have also prepared consolidated financial statements in accordance with United States GAAP and these have been provided to shareholders. Note 23 of the consolidated financial statements describes and reconciles the differences between Canadian and United States GAAP.

     GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with the current year’s presentation.

     The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances. We have accounted for the acquisition of subsidiaries using the purchase method. The equity method is used to account for investments in associated corporations in which the bank has significant influence. These investments are reported in Other assets. Our share of earnings, and gains and losses realized on dispositions of these investments are included in Other income. The proportionate consolidation method is used to account for investments in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses are consolidated.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the balance sheet date; income and expenses are translated at average rates of exchange for the year.

     Unrealized foreign currency translation gains and losses (net of hedging activities and related income taxes) on investments in foreign branches, subsidiaries and associated corporations where the functional currency is other than the Canadian dollar are recorded in Retained earnings. On disposal of such investments, the accumulated net translation gain or loss is included in Other income. Other foreign currency translation gains and losses (net of hedging activities) are included in Other income.

Securities

Securities are classified, based on management’s intentions, as Trading account or Investment account.

     Trading account securities, which are purchased for sale in the near term, are reported at estimated fair value. Obligations to deliver trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenues in Other income. Dividend and interest income accruing on Trading account securities is recorded in Interest income. Interest expense accruing on interest bearing securities sold short is recorded in Interest expense.

     Investment account securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Investment account equity securities are carried at cost and investment account debt securities at amortized cost. Dividend and interest income is recorded in Interest income. Premiums and discounts on debt securities are amortized to Interest income using the effective yield method over the term to maturity of the related securities. Gains and losses realized on disposal of securities, which are calculated on an average cost basis, and write downs to reflect other than temporary impairment in value are included in Loss on sale of securities in Other income.

     Loan substitute securities are client financings that have been structured as after tax investments rather than conventional loans in order to provide the issuers with a borrowing rate advantage. Such securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and sell securities under agreements to repurchase (repurchase agreements). Reverse repurchase agreements are treated as collateralized lending transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially acquired. Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially sold, plus accrued interest on interest bearing securities. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are included in Interest income and Interest expense, respectively.

Loans

Loans are stated net of an allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.

     Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and Canadian government guaranteed loans are classified as impaired unless they are fully secured or collection efforts are reasonably expected to result in repayment of debt. Credit card balances are written off when a payment is 180 days in arrears. Canadian government guaranteed loans are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the Allowance for loan losses on that loan. Impaired loans are returned to performing status when all amounts including interest have been collected, all charges for loan impairment have been reversed and the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest.

     When a loan has been identified as impaired, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan is credited to the Provision for credit losses on the consolidated income statement. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.

     Collateral is obtained if, based on an evaluation of the client’s creditworthiness, it is considered necessary for the client’s overall borrowing facility.

     Assets acquired in respect of problem loans are recorded at the lower of their fair value or the carrying value of the loan at the date of transfer. Any excess of the carrying value of the loan over the fair value of the assets acquired is recognized by a charge to the provision for loan losses.

Canadian GAAP Royal Bank of Canada

72A

     Fees that relate to such activities as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other liabilities and amortized to Other income over the commitment or standby period.

Allowance for credit losses

     The allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable. The allowance relates primarily to loans but also to deposits with banks, derivatives, loan substitute securities and other credit instruments such as acceptances, guarantees and letters of credit. The allowance is increased by the Provision for credit losses, which is charged to income, and decreased by the amount of write offs, net of recoveries.

     The allowance is determined based on management’s identification and evaluation of problem accounts; estimated probable losses that exist on the remaining portfolio; and on other factors including the composition and quality of the portfolio, and changes in economic conditions.

Specific

Specific allowances are maintained to absorb losses on both specifically identified borrowers and other more homogeneous loans that have become impaired. The losses relating to identified large business and government debtors are estimated based on the present value of expected payments on an account by account basis. The losses relating to other portfolio type products, excluding credit cards, are based on net write off experience over an economic cycle. For credit cards, no specific allowance is maintained as balances are written off if no payment has been received after 180 days. Personal loans are generally written off at 150 days past due. Write offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allocated

The general allocated allowance represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is established quarterly through the application of expected loss factors to outstanding and undrawn facilities. The general allocated allowance for large business and government loans and acceptances is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type and rating. For more homogeneous portfolios, such as residential mortgages, small business loans, personal loans and credit cards, the determination of the general allocated allowance is done on a product portfolio basis. The losses are determined by the application of loss ratios determined through the analysis of loss migration and writeoff trends over an economic cycle, adjusted to reflect changes in the product offerings and credit quality of the pool.

General unallocated

The general unallocated allowance is based on management’s assessment of probable, unidentified losses in the portfolio that have not been captured in the determination of the specific or general allocated allowances. This assessment evaluated quarterly includes consideration of general economic and business conditions and regulatory requirements affecting key lending operations, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks and does not represent future losses or serve as a substitute for other allowances.

Acceptances

Acceptances are short term negotiable instruments issued by our customers to third parties, which we guarantee. The potential liability under acceptances is reported as a liability in the Consolidated balance sheet. The recourse against the customer in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other assets. Fees earned are reported in Other income.

Derivatives

Derivatives are used in sales and trading activities to provide clients with the ability to manage their market risk exposures. We also use derivatives to manage our exposures to interest, currency and other market risks. The most frequently used derivative products are foreign exchange forward contracts, interest rate and currency swaps, foreign currency and interest rate futures, forward rate agreements, foreign currency and interest rate options, and credit derivatives.

     When used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Other income. Market values are determined using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors. A portion of the market value is deferred within Derivative related amounts in liabilities and amortized to income over the life of the instruments to cover credit risk and ongoing direct servicing costs. Unrealized gains and losses are generally reported on a gross basis as Derivative related amounts in assets and liabilities, except where we have both the legal right and intent to settle these amounts simultaneously in which case they are presented on a net basis. Margin requirements and premiums paid are also included in Derivative related amounts in assets, while premiums received are shown in Derivative related amounts in liabilities.

     When we use derivatives to manage our exposures, the income or expense is recognized over the life of the transaction as an adjustment to interest income or expense. Where derivatives have been designated and function effectively as hedges, realized gains and losses are deferred and amortized over the life of hedged assets or liabilities as adjustments to Interest income or Interest expense.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment, and lease term plus first option period for leasehold improvements. Gains and losses on disposal are recorded in Other income.

Canadian GAAP Royal Bank of Canada

73A

NOTE 1 Significant accounting policies (continued)

Business combinations, goodwill and other intangibles

Effective November 1, 2001, we adopted the Canadian Institute of Chartered Accountants (CICA) standards on Goodwill and Other Intangible Assets and Business Combinations.

     The Business Combinations standard requires that all business combinations be accounted for using the purchase method. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Under the Goodwill and Other Intangible Assets standard, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book purposes compared with tax purposes. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized. Income taxes on the consolidated statement of income include the current and deferred portions of the expense. Income taxes applicable to items charged or credited to Retained earnings are netted with such items.

     Net deferred income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized. In addition, the consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.

Pensions and other postretirement benefits

We offer a number of benefit plans which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans and health, dental and life insurance plans.

     We fund our statutory pension plans and health, dental and life insurance plans annually based on actuarially determined amounts needed to satisfy employee benefit entitlements under current pension regulations. These pension plans provide benefits based on years of service, contributions and average earnings at retirement.

     Actuarial valuations are performed on a regular basis to determine the present value of the accrued pension benefits, based on projections of employees’ compensation levels to the time of retirement. Investments held by the pension funds primarily comprise of equity securities, bonds and debentures. Pension fund assets are valued at fair value each year.

     Pension benefit expense consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, expected investment return on the market-related value of plan assets and the amortization of both unrecognized prior service costs and unrecognized net actuarial gains or losses. Amortization is charged over the expected average remaining service life of employee groups covered by the plan.

     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a prepaid pension benefit cost in other assets. The cumulative excess of pension expense over pension fund contributions is reported as accrued pension benefit expense in Other liabilities. In addition, other post retirement benefits are also reported in Other liabilities.

     Defined contribution plan costs are recognized in income for services rendered by employees during the period.

Assets under administration and assets under management

We administer and manage assets owned by clients that are not reflected on the Consolidated balance sheet. Asset management fees are earned for providing investment management services and mutual fund products. Asset administration fees are earned for providing trust, estate administration, custodial services and administration of assets securitized. Fees are recognized and reported in Other income as the services are provided.

Loan securitization

We periodically securitize loans by selling loans to independent special purpose entities or trusts that issue securities to investors. These transactions are accounted for as sales when we are deemed to have surrendered control over such assets and have received in exchange consideration other than beneficial interests in these transferred assets. We often retain interests in the securitized loans, such as interest-only strips or servicing rights, and in some cases cash reserve accounts. Gains on these transactions are recognized in Other income and are dependent in part on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests, based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, excess spread, credit losses and discount rates commensurate with the risks involved.

     Generally, the loans are transferred on a fully serviced basis. As a result, we recognize a servicing liability on the date of transfer and amortize this liability to income over the term of the transferred loans.

     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment, are classified as Investment account securities.

Insurance operations

Earned premiums, fees, and changes in claims and policy benefit liabilities are included in Other income. Investments are included in Investment account securities and claims and policy benefit liabilities are included in Other liabilities. Investment income is included in Interest income and administrative expenses are included in Non-interest expense.

     Premiums from long-duration contracts, primarily life insurance, are recognized as income when due. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services and investment type contracts are recognized over the related contract period.

     Claims and policy benefit liabilities represent estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses and provision for adverse deviations. These assumptions are updated to reflect the results of the latest empirical tests. Liabilities for property and casualty insurance include unearned premiums, representing the unexpired portion of premiums, and estimated provisions for reported and unreported claims incurred.

     Realized gains and losses on disposal of investments that support life insurance liabilities are deferred and amortized to Other income over a maximum period of 20 years. The differences between the market value and adjusted carrying cost of equity securities and real estate investments are reduced annually by 15% and 10%, respectively.

Canadian GAAP Royal Bank of Canada

74A

     Deferred acquisition costs for life insurance are implicitly recognized in claims and policy benefit liabilities by CALM. For property and casualty insurance these costs are classified as Other assets and amortized over the policy term.

Significant future accounting changes

Hedging relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (AcG-13), whose effective date has been postponed by the CICA to fiscal years beginning on or after July 1, 2003. We are early adopting this guideline effective November 1, 2002.

     AcG-13 establishes specific criteria for non-trading derivatives to qualify for hedge accounting. Where we intend to apply hedge accounting, a hedge relationship will be designated at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation will identify the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be measured. The derivative must be highly effective in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at inception and over the life of the hedge. Where a non-trading derivative has been designated and functions effectively as a hedge, the existing accounting treatment will continue as described earlier in this note. This hedge accounting will be discontinued prospectively when the derivative ceases to qualify as an effective hedge, and the fair value of the derivative will be recognized on the balance sheet at that time. The amounts required to record the derivative at this fair value will be deferred and recognized in income as the hedged item affects net income. Subsequent changes in fair value will be recognized immediately in Other income until the derivative qualifies for hedge accounting again. The fair value at the time the derivative qualifies again will be recognized in income as the hedged item affects net income.

     Non-trading derivatives that do not qualify for hedge accounting under AcG-13 are carried at fair value on the balance sheet effective November 1, 2002. This will increase assets by $428 million and liabilities by $395 million. The resulting transition gain of $33 million will be deferred, further increasing liabilities, and recognized in income as the original hedged item affects net income.

Consolidation of special purpose entities

     The CICA issued a draft Accounting Guideline, Consolidation of Special Purpose Entities on August 1, 2002. The proposed guideline provides guidance on determining who is a primary beneficiary of the special purpose entities and will therefore be required to consolidate the special purpose entities. The effect of this proposed guideline cannot be determined at this time.

NOTE 2  Significant acquisitions and dispositions

2002

Acquisitions

During 2002, we completed the acquisitions of the private banking business of Barclays PLC in the Americas (Barclays) and Eagle Bancshares, Inc. (Eagle Bancshares). Goodwill has been estimated using the best available information as at the date of these financial statements and may be adjusted for up to one year after the closing date of the acquisition in order to incorporate refinements to the initial fair value estimates of assets and liabilities acquired. The details of these acquisitions are as follows:

	Barclays	Eagle Bancshares

Acquisition date	June 28, 2002	July 22, 2002
Business segment	RBC Investments	RBC Banking
Percentage of shares acquired	—	100%
Purchase consideration	Assets were purchased with an initial cash payment	Each Eagle Bancshares
	of approximately US$111 million. Additional	common share
	consideration that is contingent upon the amount	was purchased for
	of business retained is expected to be paid next year	US$26 cash
	and will be recorded as an intangible asset.
Fair value of tangible assets acquired	$741	$1,844
Fair value of liabilities assumed	(640)	(1,764)

Fair value of identifiable net tangible assets acquired	101	80
Core deposit intangibles (1)	—	22
Customer lists and relationships (1)	68	—
Goodwill	—	133

Total purchase consideration	$169	$235

(1)	Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 10 and 15 years, respectively.

Canadian GAAP Royal Bank of Canada

75A

NOTE 2 Significant acquisitions and dispositions (continued)

Pending acquisitions

Acquisition of certain U.S. operations of Generali Group

On April 30, 2002, RBC Insurance announced an agreement to acquire certain assets of Generali Group, the Trieste, Italy-based insurer. These assets consist of the operations of Business Men’s Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, RBC Dain Rauscher plans to acquire BMA’s mutual fund company, Jones & Babson Inc.

     The purchase price for these businesses is estimated at approximately US$220 million. The acquisitions are subject to regulatory approvals, approval by shareholders of advisory clients of Jones & Babson Inc., and other customary closing conditions.

Acquisition of Admiralty Bancorp, Inc.

On August 29, 2002, RBC Centura Banks, Inc. (Centura), a wholly owned subsidiary of Royal Bank of Canada, and Admiralty Bancorp, Inc. (Admiralty) announced that they have signed a definitive merger agreement by which Centura will acquire Admiralty. The cash consideration expected to be paid with respect to the acquisition is approximately US$150 million. The excess of approximately US$100 million of the purchase price over the estimated fair value of the net tangible assets acquired will first be allocated to identifiable intangible assets, with the residual allocated to Goodwill. The acquisition is subject to regulatory approvals, approval by shareholders of Admiralty, and other customary closing conditions.

2001

Acquisitions

During 2001, we completed the acquisitions of Liberty Life Insurance Company and Liberty Insurance Services Corporation (Liberty), Dain Rauscher Corporation (Dain Rauscher), Centura Banks, Inc. (Centura) and Tucker Anthony Sutro Corporation (Tucker Anthony Sutro). We accounted for all of these acquisitions using the purchase method. The details of these acquisitions are as follows:

	Liberty	Dain Rauscher	Centura	Tucker Anthony Sutro

Acquisition date	November 1, 2000	January 10, 2001	June 5, 2001	October 31, 2001

Business segment	RBC Insurance	RBC Investments &	RBC Banking	RBC Investments &
		RBC Capital Markets		RBC Capital Markets

Percentage of shares acquired	100%	100%	100%	100%

Purchase consideration	Assets were purchased with	Each Dain Rauscher	Approximately	Each Tucker Anthony Sutro
	a dividend of US$70 million	common share	67 million Royal Bank	common share was
	paid from Liberty Life	was purchased	common shares	purchased for US$24 cash
	Insurance Company	for US$95 cash	were issued, valued
	plus US$580 million cash		at $49.20 each

Fair value of tangible assets acquired	$2,084	$3,719	$18,270	$831
Fair value of liabilities assumed	(1,383)	(3,425)	(17,214)	(580)

Fair value of identifiable net tangible assets acquired	701	294	1,056	251
Core deposit intangibles (1)	—	—	395	—
Mortgage servicing rights (1)	—	—	12	—
Goodwill	189	1,544	1,868	692

Total purchase consideration	$890	$1,838	$3,331	$943

(1)	Core deposit intangibles and mortgage servicing rights are amortized on a straight line basis over an estimated average useful life of 10 and 5 years, respectively.

Dispositions

During 2001, we sold our institutional asset management business operated by RT Capital Management Inc. and realized a pretax gain of $313 million (after-tax $251 million) recorded in Other income.

     In addition, we divested certain other businesses and realized a pre-tax gain of $132 million (after-tax $111 million) recorded in Other income.

Canadian GAAP Royal Bank of Canada

76A

NOTE 3 Results by business and geographic segment

	RBC	RBC	RBC	RBC Capital	RBC Global
2002	Banking	Insurance	Investments	Markets	Services	Other

Net interest income on taxable equivalent basis	$5,576	$223	$371	$553	$137	$338
Taxable equivalent adjustment	19	—	—	21	—	—

Net interest income	5,557	223	371	532	137	338
Provision for credit losses	626	—	(1)	465	10	(35)

	4,931	223	372	67	127	373
Other income	2,073	285	3,274	2,112	820	(2)
Non-interest expense	4,528	437	3,146	1,627	668	14

Net income before income taxes	2,476	71	500	552	279	357
Income taxes	937	(46)	157	135	108	74
Non-controlling interest	8	—	—	—	—	100

Net income (loss)	$1,531	$117	$343	$417	$171	$183

Total average assets	$156,500	$5,600	$15,100	$178,200	$2,500	$9,400

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Other
			United	Inter-
2002	Total	Canada	States	national

Net interest income on taxable equivalent basis	$7,198	$5,556	$1,262	$380
Taxable equivalent adjustment	40	24	16	—

Net interest income	7,158	5,532	1,246	380
Provision for credit losses	1,065	529	440	96

	6,093	5,003	806	284
Other income	8,562	4,411	3,040	1,111
Non-interest expense	10,420	5,920	3,676	824

Net income before income taxes	4,235	3,494	170	571
Income taxes	1,365	1,308	14	43
Non-controlling interest	108	100	2	6

Net income (loss)	$2,762	$2,086	$154	$522

Total average assets	$367,300	$225,700	$72,600	$69,000

	RBC	RBC	RBC	RBC Capital	RBC Global
2001	Banking	Insurance	Investments	Markets	Services	Other

Net interest income on taxable equivalent basis	$5,349	$206	$385	$430	$147	$32
Taxable equivalent adjustment	6	—	—	21	—	5

Net interest income	5,343	206	385	409	147	27
Provision for credit losses	732	—	2	407	(2)	(20)

	4,611	206	383	2	149	47
Other income	1,869	274	2,861	2,346	851	14
Non-interest expense	4,389	375	2,507	1,804	599	81

Net income before income taxes	2,091	105	737	544	401	(20)
Income taxes	900	(28)	224	208	138	(102)
Non-controlling interest	10	—	—	—	—	97

Net income (loss)	$1,181	$133	$513	$336	$263	$(15)

Total average assets	$143,100	$5,300	$11,200	$156,400	$2,400	$8,700

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Other
			United	Inter-
2001	Total	Canada	States	national

Net interest income on taxable equivalent basis	$6,549	$5,614	$485	$450
Taxable equivalent adjustment	32	30	2	—

Net interest income	6,517	5,584	483	450
Provision for credit losses	1,119	757	379	(17)

	5,398	4,827	104	467
Other income	8,215	4,972	2,355	888
Non-interest expense	9,755	6,326	2,715	714

Net income before income taxes	3,858	3,473	(256)	641
Income taxes	1,340	1,410	(85)	15
Non-controlling interest	107	97	2	8

Net income (loss)	$2,411	$1,966	$(173)	$618

Total average assets	$327,100	$210,500	$50,200	$66,400

	RBC	RBC	RBC	RBC Capital	RBC Global
2000	Banking	Insurance	Investments	Markets	Services	Other

Net interest income on taxable equivalent basis	$4,705	$84	$359	$43	$160	$(44)
Taxable equivalent adjustment	6	—	—	22	—	—

Net interest income	4,699	84	359	21	160	(44)
Provision for credit losses	649	—	(1)	91	(21)	(27)

	4,050	84	360	(70)	181	(17)
Other income	1,570	202	1,958	2,287	691	24
Non-interest expense	3,752	173	1,658	1,445	547	6

Net income before income taxes	1,868	113	660	772	325	1
Income taxes	785	(19)	244	264	140	31
Non-controlling interest	5	—	—	—	—	15

Net income (loss)	$1,078	$132	$416	$508	$185	$(45)

Total average assets	$129,700	$2,100	$8,000	$131,900	$1,600	$8,600

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Other
			United	Inter-
2000	Total	Canada	States	national

Net interest income on taxable equivalent basis	$5,307	$5,029	$(17)	$295
Taxable equivalent adjustment	28	28	—	—

Net interest income	5,279	5,001	(17)	295
Provision for credit losses	691	646	99	(54)

	4,588	4,355	(116)	349
Other income	6,732	4,997	856	879
Non-interest expense	7,581	6,198	640	743

Net income before income taxes	3,739	3,154	100	485
Income taxes	1,445	1,467	29	(51)
Non-controlling interest	20	15	—	5

Net income (loss)	$2,274	$1,672	$71	$531

Total average assets	$281,900	$196,600	$34,700	$50,600

For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

     The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates.

     For geographic reporting purposes, our operations are grouped into Canada, United States and Other international. Canadian-based activities of international money market units are included in United States and Other International.

Canadian GAAP Royal Bank of Canada

77A

Goodwill and Other intangibles

Effective November 1, 2001, we adopted the Canadian Institute of Chartered Accountants (CICA) standard on Goodwill and other intangible assets. Under this standard, goodwill impairment is assessed at the reporting unit level on at least an annual basis. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment.

     We have completed both the transitional and annual test for goodwill impairment in all reporting units and have determined that goodwill is not impaired.

     The projected amortization of Other intangibles for each of the years ending October 31, 2003 to October 31, 2007 is approximately $76 million.

Goodwill

				RBC Capital	RBC Global
	RBC Banking	RBC Insurance	RBC Investments	Markets	Services	Total

Balance at October 31, 2000	$200	$4	$241	$80	$123	$648
Goodwill acquired during the year	1,868	189	1,618	618	10	4,303
Amortization of goodwill during the year	(61)	(15)	(78)	(42)	(14)	(210)
Goodwill impairment	—	—	(38)	—	—	(38)
Other adjustments (1)	98	26	39	55	(2)	216

Balance at October 31, 2001	2,105	204	1,782	711	117	4,919
Goodwill acquired during the year	143	—	—	—	2	145
Other adjustments (1)	(19)	(8)	(21)	(14)	2	(60)

Balance at October 31, 2002	$2,229	$196	$1,761	$697	$121	$5,004

(1)	Other adjustments include foreign exchange translations on non-Canadian dollar denominated goodwill and certain other adjustments.

Other intangibles

	2002			2001

	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount

Core deposit intangibles	$423	$(50)	$373	$412	$(17)	$395
Customer lists and relationships	318	(52)	266	233	(30)	203
Mortgage servicing rights	41	(18)	23	17	(1)	16
Other intangibles	5	(2)	3	7	(2)	5

Total	$787	$(122)	$665	$669	$(50)	$619

The following table discloses a reconciliation of reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes.

	2002	2001	2000

Net income:
Reported net income	$2,762	$2,411	$2,274
Amortization of goodwill, net of related income taxes	—	246	73

Adjusted net income	$2,762	$2,657	$2,347

Earnings per share:
Reported earnings per share	$3.96	$3.55	$3.53
Amortization of goodwill, net of related income taxes	—	.38	.12

Adjusted earnings per share	$3.96	$3.93	$3.65

Diluted earnings per share:
Reported diluted earnings per share	$3.93	$3.52	$3.51
Amortization of goodwill, net of related income taxes	—	.38	.12

Adjusted diluted earnings per share	$3.93	$3.90	$3.63

Canadian GAAP Royal Bank of Canada

78A

NOTE 5 Securities

			Term to maturity (1)

					With no	2002	2001
	Under	1 to 5	Over 5 years	Over	specific
	1 year	years	to 10 years	10 years	maturity	Total	Total

Trading account (2)
Canadian government debt	$5,171	$4,690	$1,620	$1,469	$—	$12,950	$13,032
U.S. Treasury and other U.S. agencies	278	809	560	32	—	1,679	953
Other OECD government debt	618	1,223	1,254	738	—	3,833	2,413
Mortgage-backed securities	71	99	86	327	—	583	689
Asset-backed securities	66	247	2,704	3,523	—	6,540	4,428
Other debt	9,355	4,237	1,942	2,887	579	19,000	21,252
Equities	—	—	—	—	23,743	23,743	15,425

	15,559	11,305	8,166	8,976	24,322	68,328	58,192

Investment account (2)
Canadian government debt
Amortized cost	1,943	2,826	503	247	—	5,519	4,623
Estimated fair value	1,945	2,883	510	275	—	5,613	4,708
Yield (3)	4.0%	4.5%	5.3%	6.6%	—	4.5%	4.9%
U.S. Treasury and other U.S. agencies
Amortized cost	544	1,204	319	1	—	2,068	2,030
Estimated fair value	552	1,280	355	1	—	2,188	2,118
Yield (3)	4.0%	5.0%	3.9%	6.0%	—	4.6%	4.8%
Other OECD government debt
Amortized cost	2,308	291	6	—	—	2,605	1,561
Estimated fair value	2,324	303	6	—	—	2,633	1,573
Yield (3)	.3%	3.7%	4.7%	—	—	.7%	1.2%
Mortgage-backed securities
Amortized cost	1,126	2,730	294	435	—	4,585	4,531
Estimated fair value	1,136	2,782	312	457	—	4,687	4,676
Yield (3)	5.0%	5.0%	7.2%	6.5%	—	5.3%	5.6%
Asset-backed securities
Amortized cost	—	98	154	75	—	327	414
Estimated fair value	—	98	163	83	—	344	434
Yield (3)	—	8.3%	6.8%	6.6%	—	7.2%	8.2%
Other debt
Amortized cost	2,263	1,490	592	4,198	159	8,702	7,331
Estimated fair value	2,258	1,527	613	4,267	159	8,824	7,375
Yield (3)	2.3%	4.1%	6.3%	5.5%	5.1%	4.5%	5.5%
Equities
Cost	—	—	—	—	1,272	1,272	1,387
Estimated fair value	—	—	—	—	1,240	1,240	1,423

Amortized cost	8,184	8,639	1,868	4,956	1,431	25,078	21,877
Estimated fair value	8,215	8,873	1,959	5,083	1,399	25,529	22,307

Loan substitute (4)	50	344	—	—	—	394	438

Total carrying value of securities (2)	$23,793	$20,288	$10,034	$13,932	$25,753	$93,800	$80,507

Total estimated fair value of securities	$23,824	$20,522	$10,125	$14,059	$25,721	$94,251	$80,937

(1)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(2)	Trading account securities are carried at estimated fair value. Investment account securities are carried at amortized cost for debt securities and cost for equity securities.

(3)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

(4)	The carrying value of loan substitute securities approximates estimated fair value.

Unrealized gains and losses on Investment account securities

	2002				2001

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value	cost	gains	losses	value

Canadian government debt	$5,519	$97	$(3)	$5,613	$4,623	$85	$—	$4,708
U.S. Treasury and other U.S. agencies	2,068	120	—	2,188	2,030	88	—	2,118
Other OECD government debt	2,605	28	—	2,633	1,561	15	(3)	1,573
Mortgage-backed securities	4,585	102	—	4,687	4,531	145	—	4,676
Asset-backed securities	327	28	(11)	344	414	25	(5)	434
Other debt	8,702	201	(79)	8,824	7,331	169	(125)	7,375
Equities	1,272	28	(60)	1,240	1,387	104	(68)	1,423

	$25,078	$604	$(153)	$25,529	$21,877	$631	$(201)	$22,307

Realized gains and losses on sale of Investment account securities

	2002	2001	2000

Realized gains	$78	$106	$106
Realized losses	(194)	(234)	(117)

Loss on sale of securities	$(116)	$(128)	$(11)

Canadian GAAP Royal Bank of Canada

79A

NOTE 6  Loans

	2002	2001

Canada (1)
Residential mortgage	$67,700	$64,066
Personal	25,918	27,202
Credit card	4,740	4,110
Business and government	29,778	32,682

	128,136	128,060

United States (1)
Residential mortgage	4,351	2,664
Personal	5,269	4,621
Credit card	125	128
Business and government	21,412	22,414

	31,157	29,827

Other International (1)
Residential mortgage	789	712
Personal	769	688
Credit card	49	45
Business and government	10,561	12,056

	12,168	13,501

Total loans (2)	171,461	171,388
Allowance for loan losses	(2,203)	(2,278)

Total loans net of allowance for loan losses	$169,258	$169,110

(1)	Loans in Canada, United States and Other International include all loans booked in those locations, regardless of currency or residence of borrower.

(2)	Loans are net of unearned income of $131 million (2001 — $130 million).

Loan maturities and rate sensitivity 2002

	Maturity term				Rate sensitivity

	Under	1 to 5	Over 5			Fixed	Non-rate-
	1 year	years	years	Total	Floating	term	sensitive	Total

Residential mortgage	$27,489	$44,057	$1,294	$72,840	$8,128	$64,581	$131	$72,840
Personal	30,363	1,486	107	31,956	21,934	9,716	306	31,956
Credit card	4,914	—	—	4,914	—	3,326	1,588	4,914
Business and government	44,986	13,242	3,523	61,751	14,054	45,846	1,851	61,751

Total loans	$107,752	$58,785	$4,924	171,461	$44,116	$123,469	$3,876	171,461

Allowance for loan losses				(2,203)				(2,203)

Total loans net of allowance for loan losses				$169,258				$169,258

Impaired loans

	2002			2001

		Specific
	Gross	allowance	Net	Net

Residential mortgage	$131	$(18)	$113	$153
Personal	306	(177)	129	137
Business and government (1)	1,851	(699)	1,152	1,193

	$2,288	$(894)	$1,394	$1,483

(1)	Includes specific allowances of $2 million (2001 — $5 million) related to loan substitute securities.

Allowance for loan losses

				2002				2001
	Balance at			Provision	Eagle Bancshares		Balance	Balance
	beginning			for credit	at acquisition		at end	at end
	of year	Write-offs	Recoveries	losses	date	Other	of year	of year

Residential mortgage	$49	$(12)	$—	$1	$4	$(1)	$41	$49
Personal	480	(398)	70	283	1	29	465	480
Credit card	152	(178)	38	140	—	—	152	152
Business and government (1)	1,486	(869)	90	619	10	69	1,405	1,486
General unallocated allowance	225			22	3	1	251	225

Total allowance for credit losses	$2,392	$(1,457)	$198	$1,065	$18	$98	$2,314	$2,392

Specific allowances	$951	$(1,424)	$198	$1,065	$10	$94	$894	$951
Country risk allowances	31	(33)	—	—	—	2	—	31
General allowance
General allocated	1,185	—	—	(22)	5	1	1,169	1,185
General unallocated	225	—	—	22	3	1	251	225

Total general allowance for credit losses	1,410	—	—	—	8	2	1,420	1,410

Total allowance for credit losses	$2,392	$(1,457)	$198	$1,065	$18	$98	$2,314	$2,392
Allowance for off-balance sheet and other items (2)	(109)						(109)	(109)
Allowance for loan substitute securities	(5)	9				(6)	(2)	(5)

Total allowance for loan losses	2,278	(1,448)	198	1,065	18	92	$2,203	$2,278

(1)	Includes $2 million (2001 — $5 million) related to loan substitute securities and $109 million (2001 — $109 million) related to off-balance sheet and other items.

(2)	The allowance for off-balance sheet and other items was reported separately under Other liabilities.

Canadian GAAP Royal Bank of Canada

80A

NOTE 7  Securitizations

During the year, we securitized $3,734 million (2001 — $800 million) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and sold $1,708 million (2001 — $723 million) of those securities. We received net cash proceeds of $1,691 million (2001 — $720 million) and retained the rights to future excess interest of $71 million (2001 — $25 million) on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $54 million (2001 — $22 million) was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account.

     We did not sell any undivided interests in credit card loans during the year (2001 — $1,000 million).

     The key assumptions used to value the retained interests in residential mortgage loans at the date of securitization for transactions completed during the year were an annualized payment rate of 12.00%, excess spread of 1.20%, and discount rate of 4.75%.

     Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2002 was .41%.

     The following table summarizes the loan principal, impaired and net write-offs for total loans reported on our balance sheet and securitized loans that we manage as at October 31, 2002 and 2001:

Loans reported and securitized

	2002			2001

	Loan principal	Impaired (1)	Net write-offs	Loan principal	Impaired (1)	Net write-offs

Residential mortgage	$78,321	$228	$12	$71,882	$283	$24
Personal	31,956	371	328	32,511	387	334
Credit card	6,589	41	172	6,383	49	152
Business and government	61,751	1,865	779	67,152	1,991	455

Total loans managed (2)	178,617	2,505	1,291	177,928	2,710	965
Less: Loans securitized (3)	7,156	—	32	6,540	—	25

Total loans reported on the Consolidated balance sheet	$171,461	$2,505	$1,259	$171,388	$2,710	$940

(1)	Includes past due loans greater than 90 days not classified as impaired.

(2)	Represents net loans outstanding and loans that have been securitized, which we continue to service, and excludes any assets we have temporarily acquired with the intent at acquisition to sell them to special purpose entities.

(3)	Loan principal includes credit card loans of $1,675 million (2001 — $2,100 million), mortgage-backed securities created and sold of $2,416 million (2001 — $1,361 million) and mortgage-backed securities created and unsold of $3,065 million (2001 — $3,079 million).

At October 31, 2002, key economic assumptions and the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the first table below.

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

     The second table below summarizes certain cash flows received from securitizations in 2002 and 2001.

Sensitivity of key assumptions to adverse changes (1)

	Impact on fair value

	Credit	Residential
	card loans	mortgage loans

Fair value of retained interests	$15.1	$94.6
Weighted average remaining service life (in years)	.2	3.9
Payment rate	39.07%	13.62%
Impact on fair value of 10% adverse change	$(1.0)	$(2.7)
Impact on fair value of 20% adverse change	(1.9)	(5.3)

Excess spread, net of credit losses	5.92%	1.19%
Impact on fair value of 10% adverse change	$(1.5)	$(9.5)
Impact on fair value of 20% adverse change	(3.1)	(18.9)

Expected credit losses	1.68%	—
Impact on fair value of 10% adverse change	$(.5)	$—
Impact on fair value of 20% adverse change	(.9)	—

Discount rate	12.50%	4.55%
Impact on fair value of 10% adverse change	$(.1)	$(.3)
Impact on fair value of 20% adverse change	(.1)	(.6)

(1)	All rates are annualized except for credit card loans payment rate, which is monthly.

Cash flows from securitizations

	2002		2001

	Credit	Residential	Credit	Residential
	card loans	mortgage loans	card loans	mortgage loans

Proceeds from new securitizations	$—	$1,691	$1,000	$720
Proceeds reinvested in revolving securitizations	8,512	303	6,972	13
Cash flows from retained interests in securitizations	64	15	60	10

Canadian GAAP Royal Bank of Canada

81A

NOTE 8  Premises and equipment

	2002			2001

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Land	$172	$—	$172	$123
Buildings	606	287	319	335
Computer equipment	1,654	1,198	456	441
Furniture, fixtures and other equipment	976	650	326	313
Leasehold improvements	901	521	380	390

	$4,309	$2,656	$1,653	$1,602

The depreciation and amortization expense for premises and equipment amounted to $407 million and $389 million in 2002 and 2001, respectively.

NOTE 9  Other assets

	2002	2001

Receivable from brokers, dealers and clients	$3,229	$3,505
Accrued interest receivable	1,319	1,759
Net deferred income taxes set	999	1,096
Insurance-related assets (1)	936	708
Prepaid pension benefit cost (2)	429	368
Investment in associated corporations	92	69
Other	4,109	4,430

	$11,113	$11,935

(1)	Insurance-related assets include, among other items, policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements and deferred acquisition costs.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over the amounts recorded as pension benefit expense.

NOTE 10  Deposits

	2002				2001

	Demand (1)	Notice (2)	Term (3)	Total	Total

Personal	$10,735	$30,065	$61,092	$101,892	$101,381
Business and government	39,004	8,864	71,723	119,591	107,141
Bank	1,705	85	20,213	22,003	24,925

	$51,444	$39,014	$153,028	$243,486	$233,447

Non-interest-bearing
Canada				$21,843	$20,501
United States				2,078	1,918
Other International				891	543
Interest-bearing
Canada				119,737	118,161
United States				35,320	24,825
Other International				63,617	67,499

				$243,486	$233,447

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are for the most part, chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are for the most part, savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2002, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $11.3 billion (2001 — $10.7 billion) and other notes and similar instruments in bearer form we have issued of $21.7 billion (2001 — $18.5 billion).

Canadian GAAP Royal Bank of Canada

82A

NOTE 11   Other liabilities

	2002	2001

Short-term borrowings of subsidiaries	$10,173	$6,838
Payable to brokers, dealers and clients	3,630	3,202
Insurance claims and policy benefit liabilities	3,424	2,986
Accrued interest payable	1,399	2,114
Accrued pension and other postretirement benefit expense (1)	574	630
Dividends payable	289	273
Other	6,708	7,737

	$26,197	$23,780

(1)	Accrued pension and other postretirement benefit expense represents the cumulative excess of expense pension and other postretirement benefit over pension fund contributions.

NOTE 12   Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

		Interest		Denominated in
Maturity	Earliest par value redemption date	rate		foreign currency	2002	2001

January 11, 2002		11.00%			$—	$41
March 1, 2002		10.50%			—	60
September 3, 2007	(1)	5.40%			—	400
September 3, 2008	September 3, 2003 (2)	5.45	%(3)		100	100
March 15, 2009		6.50%		US$125	195	199
April 12, 2009	April 12, 2004 (2)	5.40	%(3)		350	350
June 11, 2009	June 11, 2004 (2)	5.10	%(3)		350	350
July 7, 2009	July 7, 2004 (2)	6.05	%(3)		175	175
October 12, 2009	October 12, 2004 (2)	6.00	%(3)		150	150
August 15, 2010	August 15, 2005 (2)	6.40	%(3)		700	700
February 13, 2011	February 13, 2006 (4)	5.50	%(3)		125	125
April 26, 2011	April 26, 2006 (5)	8.20	%(3)		100	100
September 12, 2011	September 12, 2006 (2)	6.50	%(3)		350	350
October 24, 2011	October 24, 2006 (6)	6.75	%(7)	US$300	467	476
November 8, 2011	November 8, 2006 (8)		(9)	US$400	625	—
June 4, 2012	June 4, 2007 (2)	6.75	%(3)		500	500
January 22, 2013	January 22, 2008 (10)	6.10	%(3)		500	500
November 14, 2014		10.00%			200	200
January 25, 2015	January 25, 2010 (11)	7.10	%(3)		500	500
April 12, 2016	April 12, 2011 (12)	6.30	%(3)		400	400
June 8, 2023		9.30%			110	110
October 1, 2083	(13)		(14)		250	250
June 6, 2085	(13)		(15)	US$300	467	477

					$6,614	$6,513

(1)	Redeemed on September 3, 2002 at par value.

(2)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(3)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on U.S. Treasury notes plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(7)	Interest at a rate of 6.75% until earliest par value redemption date, and thereafter at a rate of 1.00% above the U.S. dollar 6-month LIBOR.

(8)	Redeemable on the earliest par value redemption date at par value.

(9)	Interest at a rate of .50% above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(10)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(11)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(12)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(13)	Redeemable on any interest payment date at par value.

(14)	Interest at a rate of .40% above the 30-day Bankers’ Acceptance rate.

(15)	Interest at a rate of .25% above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

Canadian GAAP Royal Bank of Canada

83A

NOTE 12   Subordinated debentures (continued)

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

2003 - 2007	$—
2008 to 2012	4,187
Thereafter	2,427

$6,614

NOTE 13   Capital stock

Authorized capital stock

Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $10 billion and $5 billion, respectively.

Common — An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding capital stock

	2002				2001				2000

	Number			Dividends	Number			Dividends	Number			Dividends
	of shares			declared	of shares			declared	of shares			declared
	(000s)	Amount		per share	(000s)	Amount		per share	(000s)	Amount		per share

First Preferred
Non-cumulative Series E (1)	—	$—		$3.06	1,500	$150		$5.16	1,500	$150		$5.38
Non-cumulative Series H (1)	—	—		—	—	—		1.69	12,000	300		2.25
US$ Non-cumulative Series I (1)	—	—	US	.02	8,000	318	US	1.91	8,000	304	US	1.91
Non-cumulative Series J	12,000	300		1.78	12,000	300		1.78	12,000	300		1.78
US$ Non-cumulative Series K	10,000	389	US	1.58	10,000	397	US	1.58	10,000	381	US	1.58
Non-cumulative Series N	12,000	300		1.18	12,000	300		1.18	12,000	300		1.18
Non-cumulative Series O	6,000	150		1.38	6,000	150		1.38	6,000	150		1.38
US$ Non-cumulative Series P	4,000	156	US	1.44	4,000	159	US	1.44	4,000	152	US	1.44
Non-cumulative Series S	10,000	250		1.53	10,000	250		.65	—	—		—

		$1,545				$2,024				$2,037

Common
Balance at beginning of year	674,021	$6,973			602,398	$3,076			617,768	$3,065
Issued	—	—			12,305	576			—	—
Issued under the stock option plan(2)	5,211	176			2,819	81			2,700	59
Issued on the acquisition of Centura Banks, Inc.	—	—			67,413	3,317			—	—
Options granted on acquisition of Dain	—	14			—	33			—	—
Rauscher Corporation
Issued on the acquisition of Richardson Greenshields Limited (3)	318	15			13	2			1,667	50
Renounced stock appreciation rights, net of related income taxes	—	31			—	—			—	—
Purchased for cancellation (4)	(14,293)	(152)			(10,927)	(112)			(19,737)	(98)

Balance at end of year	665,257	$7,057		$1.51	674,021	$6,973		$1.38	602,398	$3,076		$1.14

(1)	On November 26, 2001 and October 11, 2002, we redeemed First Preferred Shares Series I and E, respectively. On August 24, 2001, were deemed First Preferred Shares Series H.

(2)	Includes the exercise of stock options from tandem stock appreciation rights awards, resulting in a reversal of the accrued liability, net of related income taxes, of $9 million.

(3)	During the year we exchanged nil (2001 — 36,527; 2000 — 4,701) Class B shares and 1,846,897 (2001 — 77,956; 2000 — 8,008,712) Class C shares issued by our wholly owned subsidiary, Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited for 318,154 (2001 — 13,621; 2000 — 1,667,334) common shares.

(4)	Commencing in June 2001, pursuant to a one-year normal course issuer bid, we repurchased through the facilities of the Toronto and Montreal Stock Exchanges 15,401,100 common shares at an average price of $49.32 per share. Under this bid, 10,927,200 common shares were repurchased during fiscal 2001 at a cost of $509 million and 4,473,900 common shares were repurchased during fiscal 2002 at a cost of $251 million. On June 24, 2002, we renewed our one-year normal course issuer bid to purchase for cancellation, up to 20 million of our common shares, representing approximately 3% of our outstanding common shares. Under this renewed bid, 9,818,900 common shares were purchased, at an average cost of $52.27 per share, for $513 million. During fiscal 2002, a total of 14,292,800 common shares were repurchased for $764 million at an average cost of $53.45 per share.

Canadian GAAP Royal Bank of Canada

84A

NOTE 13   Capital stock (continued)

Terms of preferred shares

				Conversion dates

	Dividend	Redemption	Redemption	At the option of	At the option of
	per share (1)	date (2)	price (3)	the bank (2), (4)	the holder (5)

First Preferred
Non-cumulative Series J	0.443750	May 24, 2003	25.00	May 24, 2003	November 24, 2003
US$ Non-cumulative Series K	US 0.393750	May 24, 2003	US 25.00	May 24, 2003	November 24, 2003
Non-cumulative Series N	0.293750	August 24, 2003	26.00	August 24, 2003	August 24, 2008
Non-cumulative Series O	0.343750	August 24, 2004	26.00	August 24, 2004	Not convertible
US$ Non-cumulative Series P	US 0.359375	August 24, 2004	US 26.00	August 24, 2004	Not convertible
Non-cumulative Series S	0.38125	August 24, 2006	26.00	August 24, 2006	Not convertible

(1)	Non-cumulative preferential dividends on Series J, K, N, O, P and S are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	Subject to the consent of the Superintendent of Financial Institutions Canada and the requirements of the Bank Act, we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed (i) for cash, in the case of First Preferred Shares Series J and K equal to the redemption price as stated above, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007, and in the case of Series O and P at a price per share of $26 if redeemed during the 12 months commencing August 24, 2004, and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2008, and in the case of Series S at a price per share of $26 if redeemed during the 12 months commencing August 26, 2006, and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2010, or (ii) by conversion, in the case of Series J and K into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(3)	Subject to the consent of the Superintendent of Financial Institutions Canada and the requirements of the Bank Act, we may purchase First Preferred Shares for cancellation at a purchase price, in the case of the Series J and K not exceeding the then-applicable redemption price specified above plus all declared and unpaid dividends, and, in the case of the Series N, O, P and S at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O, P and S into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series J, K and N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

     In addition, we may not declare or pay a dividend without the approval of the Superintendent of Financial Institutions Canada (OSFI) if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.

     We have agreed that if RBC Capital Trust (a closed-end trust, which is a subsidiary) fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares.

     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Regulatory capital

     We are subject to the regulatory capital requirements defined by OSFI, which includes the use of Canadian GAAP. Two measures of capital strength established by OSFI, based on standards issued by the Bank for International Settlements (BIS), are risk-adjusted capital ratios and the assets-to-capital multiple.

     OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of at least 7% and a Total capital ratio of at least 10%. At October 31, 2002, our Tier 1 and Total capital ratios were 9.3% and 12.7%, respectively (2001 — 8.7% and 11.8%, respectively).

     In the evaluation of our assets-to-capital multiple, OSFI specifies that total assets, including specified off-balance sheet financial instruments, should be no greater than 23 times Total capital. At October 31, 2002, our assets-to-capital multiple was 17.3 times (2001 — 17.2 times).

Other

     In 2000, we entered into an agreement with a AAA rated reinsurer, which requires the reinsurer to purchase up to $200 million of non-cumulative first preferred shares at the October 27, 2000 market price should the general allowance for credit losses (allocated general and unallocated) be drawn down below a certain level. During the year, the reinsurer was downgraded from AAA. Based on this development and an internal review by management, the agreement was not renewed.

Canadian GAAP Royal Bank of Canada

85A

NOTE 14   Income taxes

	2002	2001	2000

Provision for income tax in income
Current
Canada —
Federal	$703	$845	$799
Provincial	272	360	349
International	155	103	258

	1,130	1,308	1,406

Deferred
Canada —
Federal	167	16	60
Provincial	57	1	20
International	11	15	(41)

	235	32	39

	1,365	1,340	1,445

Income tax expense (benefit) in shareholders’ equity
Unrealized foreign currency translation gains and losses, net of hedging activities	100	(487)	(37)
Stock appreciation rights	25	—	—
Cumulative effect of initial adoption of Employee Future Benefits accounting standard	—	(157)	—

	125	(644)	(37)

Total income taxes	$1,490	$696	$1,408

Deferred income taxes (temporary differences)
	2002	2001	2000

Deferred income tax asset (1)
Allowance for credit losses	$512	$582	$514
Deferred compensation	339	190	78
Pension related	43	93	—
Tax loss carryforwards	22	84	72
Premises and equipment	—	—	83
Deferred income	60	61	81
Other	259	399	223

	1,235	1,409	1,051

Deferred income tax liability
Premises and equipment	(9)	(91)	—
Deferred expense	(77)	(88)	(59)
Pension related	—	—	(119)
Other	(150)	(134)	(77)

	(236)	(313)	(255)

Net deferred income tax asset	$999	$1,096	$796

(1)	We have determined that it is more likely than not that the deferred income tax asset will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2002		2001		2000

Income taxes at Canadian statutory tax rate	$1,630	38.5%	$1,601	41.5%	$1,600	42.8%
Increase (decrease) in income taxes resulting from Lower average tax rate applicable to subsidiaries	(276)	(6.5)	(253)	(6.5)	(311)	(8.3)
Tax-exempt income from securities	(7)	(.2)	(7)	(.2)	(7)	(.2)
Tax rate change	33	.8	63	1.6	36	1.0
Other	(15)	(.4)	(64)	(1.7)	127	3.3

Income taxes reported in income/effective tax rate	$1,365	32.2%	$1,340	34.7%	$1,445	38.6%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a deferred tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $841 million as at October 31, 2002 (2001 — $772 million; 2000 — $737 million).

Canadian GAAP Royal Bank of Canada

86A

NOTE 15   Pensions and other postretirement benefits

We sponsor a number of defined benefit and defined contribution plans providing pension and other postretirement benefits to eligible employees.

     The following tables present information related to our benefit plans, including amounts recorded on the Consolidated balance sheet and the components of net benefit expense:

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other postretirement plans (2)

	2002	2001	2002	2001

Change in fair value of plan assets (3)
Fair value of plan assets, October 1	$4,049	$4,519	$1	$67
Actual return on plan assets	(133)	(476)	—	7
Company contributions	99	20	23	21
Plan participant contributions	19	18	1	—
Benefits paid	(258)	(251)	(25)	(22)
Plan settlements	(52)	—	—	(72)
Business acquisitions	—	63	—	—
Change in foreign currency exchange rate	17	12	—	—
Transfers from other plans	6	144	—	—

Fair value of plan assets, September 30	$3,747	$4,049	$—	$1

Change in benefit obligation
Benefit obligation, October 1	$4,044	$3,710	$693	$609
Service cost	113	104	22	64
Interest cost	297	268	51	49
Plan participant contributions	19	18	1	—
Actuarial loss	280	55	318	19
Benefits paid	(258)	(251)	(25)	(22)
Transfers from other plans	3	—	—	—
Plan amendments and curtailments	59	31	7	—
Plan settlements	—	—	—	(72)
Business acquisitions	2	117	—	35
Change in foreign currency exchange rate	31	(9)	—	—
Changes in assumptions	—	1	—	11

Benefit obligation, September 30	$4,590	$4,044	$1,067	$693

Funded status
(Deficit) excess of plan assets over benefit obligation	$(843)	$5	$(1,067)	$(692)
Unrecognized net actuarial loss	792	32	360	42
Unrecognized transition (asset) obligation	(26)	(24)	190	207
Unrecognized prior service cost	211	205	13	10
Contributions between September 30 and October 31	222	—	3	—
Other	(1)	(48)	1	1

Prepaid asset (accrued liability) as at October 31	$355	$170	$(500)	$(432)

Weighted average assumptions
Discount rate	6.75%	7.00%	7.00%	7.25%
Assumed long-term rate of return on plan assets	7.00%	7.00%	4.75%	4.75%
Rate of increase in future compensation	4.00%	4.40%	4.40%	4.40%

Pension benefit expense (4)

	2002	2001	2000

Service cost	$113	$104	$98
Interest cost	297	268	254
Expected return on plan assets	(300)	(306)	(291)
Amortization of transition asset	(2)	(2)	(2)
Amortization of prior service cost	32	17	22
Recognized net actuarial gain	(27)	(45)	(41)
Settlement loss	52	—	—
Other	(45)	(14)	19

Defined benefit pension expense	120	22	59
Defined contribution pension expense	61	30	6

Pension benefit expense	$181	$52	$65

Other postretirement benefit expense (2)

	2002	2001	2000

Service cost	$22	$64	$17
Interest cost	51	49	42
Expected return on plan assets	—	(1)	(3)
Amortization of transition obligation	17	17	17
Other	2	2	—

Other postretirement benefit expense	$92	$131	$73

2002 sensitivity of key assumptions

Pensions	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$126	$16
Impact of .25% change in rate of increase in future compensation assumption	29	2
Impact of .25% change in the long-term rate of return on plan assets assumption		10

Postretirement	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$48	$3
Impact of .25% change in rate of increase in future compensation assumption	4	1

(1)	Included in these amounts are $3,239 million (2001 — $266 million) of plan assets and $4,131 million (2001 — $567 million) of benefit obligations for plans that are not fully funded.

(2)	Includes postretirement health, dental and life insurance. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the postretirement health and life plans were 8% for medical and 5% for dental, decreasing to an ultimate rate of 4% in 2009. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $12 million and $142 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $8 million and $112 million, respectively.

(3)	Plan assets includes 818,597 (2001 — 886,384) of Royal Bank common shares having a fair value of $43 million (2001 — $43 million). In addition, dividends amounting to $1 million (2001 — $1 million) were received on Royal Bank common shares held in the plan assets during the year.

(4)	Discount rate assumption of 7.00% (2001 — 7.00%; 2000 — 7.25%) was used to determine pension benefit expense.

Canadian GAAP Royal Bank of Canada

87A

NOTE 16   Stock-based compensation

Stock option plans

We have two stock option plans — one for certain key employees and one for non-employee directors. Under these plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. The options vest over a 4-year period for employees and immediately for directors and are exercisable for a period not exceeding 10 years from the grant date.

     For options issued prior to October 31, 2002 that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

     Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. The compensation expense for these grants, which is amortized over the associated option’s vesting period, was $44 million for the year ended October 31, 2002 (2001 - $23 million; 2000 — $52 million).

     During the last quarter of 2002, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. At the time of renouncement, the compensation cost was fixed and the accrued liability of $51 million was transferred to equity.

Stock options

	2002		2001		2000

	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
	(000s)	exercise price	(000s)	exercise price	(000s)	exercise price

Outstanding at beginning of year	30,158	$36.84	25,880	$33.61	20,966	$32.42
Granted	4,215	49.12	7,949	44.46	8,286	33.09
Exercised — Common shares	(5,211)	32.07	(2,819)	28.77	(2,700)	22.05
— SARs	(291)	34.01	(259)	33.55	—	—
Cancelled	(392)	38.37	(593)	37.82	(672)	36.10

Outstanding at end of year	28,479	$39.54	30,158	$36.84	25,880	$33.61

Exercisable at end of year	14,050	$36.07	12,895	$32.62	8,881	$30.29
Available for grant	16,105		20,289		25,849

Range of exercise prices

	Options outstanding				Options exercisable

	Number	Weighted	Weighted average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price

$14.46 — $15.68	587	$15.57	3.9	587	$15.57
$24.80 — $28.25	2,816	26.19	6.9	2,401	25.85
$30.00 — $39.64	15,175	36.68	7.1	9,595	37.90
$43.59 — $52.19	9,901	49.15	9.4	1,467	49.04

Total	28,479	$39.54	7.8	14,050	$36.07

Fair value method

CICA 3870, Stock-based Compensation and Other Stock-based Payments, recommends the recognition of an expense for option awards using the fair value method of accounting. It permits the use of other methods, including the intrinsic value based method, provided pro forma disclosures of net income and earnings per share applying the fair value method are made. We will be adopting the recommendations of CICA 3870 prospectively for new awards granted after November 1, 2002. The impact is an estimated charge to earnings of $6 million for the year ended October 31, 2003.

     We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the recommended recognition provisions of CICA 3870 in 2002, 2001 and 2000 as indicated below:

Pro forma net income and earnings per share

	As reported			Pro forma (1)

	2002	2001	2000	2002	2001	2000

Net income	$2,762	$2,411	$2,274	$2,730	$2,375	$2,230
Earnings per share	3.96	3.55	3.53	3.91	3.49	3.46
Diluted earnings per share	3.93	3.52	3.51	3.89	3.47	3.44

(1)	Compensation expense under the fair value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

In determining the pro forma disclosures above, the fair value of options granted during 2002 was estimated on the date of grant using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.89% (2001 — 5.86%, 2000 — 6.04%), (ii) expected option life of 6 years (2001; 2000 — 10 years), (iii) expected volatility of 20% (2001 — 24%; 2000 — 22%) and (iv) expected dividends of 2.9% (2001 — 2.67%; 2000 — 2.60%). The fair value of each option granted was $10.02 (2001 — $14.78; 2000 — $10.26).

Canadian GAAP Royal Bank of Canada

88A

NOTE 16   Stock-based compensation (continued)

Employee share ownership plans

We offer many employees an opportunity to own stock through RBC savings and share ownership plans. Under these plans, the employee can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan our maximum annual contribution is £1,500 per employee. We contributed $49 million (2001 — $47 million; 2000 — $45 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2002, an aggregate of 17,397,119 common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives and non-employee directors. Under these plans, each executive or director may choose to receive all or a percentage of their annual incentive bonus or directors fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs as at October 31, 2002, was $73 million (2001 — $52 million; 2000 — $26 million). The share appreciation and dividend- related compensation expense recorded for the year ended October 31, 2002 in respect of these plans was $16 million (2001 — $8 million, 2000 — $7 million).

     We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the following 3 year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus as at October 31, 2002, was $187 million (2001 — $128 million; 2000 — $89 million). The share appreciation and dividend-related compensation expense for the year ended October 31, 2002 in respect of this plan was $20 million (2001 — $5 million recovery; 2000 — $10 million).

     We offer deferred share plans to certain key employees within RBC Investments with various vesting periods up to a maximum of five years. Awards under some of these plans may be deferred in the form of common shares, which are held in trust, or DSUs. The participant is not allowed to convert the DSU until retirement, permanent disability, or termination of employment. The cash value of DSUs is equivalent to the market value of common shares when conversion takes place. Certain plans award share units that track the value of common shares with payout in cash at the end of a maximum five-year term. The value of deferred shares held in trust as at October 31, 2002, was $34 million (2001 — $14 million). The value of the various share units as at October 31, 2002, was $10 million (2001 — $4 million). The stock-based compensation expense recorded for the year ended October 31, 2002, in respect of these plans, was $32 million (2001 — $16 million; 2000 — $14 million).

     We offer a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares all of which vest at the end of 3 years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on our total shareholder return compared to 15 North American financial institutions. Compensation expense of $11 million was recognized for the year ended October 31, 2002 in respect of this award. The value of common shares held in trust as at October 31, 2002, was $34 million.

     We offer a mid-term compensation plan to certain senior executive officers. Awards under this program are converted into share units equivalent to common shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of common shares on each vesting date and are paid in either cash or common shares at our option. The value of the share units as at October 31, 2002 was $16 million (2001 — $21 million). The compensation expense recorded for the year ended October 31, 2002 in respect of this plan was $12 million (2001 — $8 million).

     Dain Rauscher maintains a non-qualified deferred compensation plan for key employees under an arrangement called the wealth accumulation plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions from us. All matching contributions are allocated to the RBC share unit fund. The compensation expense recorded for the year ended October 31, 2002, in respect of the matching contributions, was $12 million (2001 — $7 million). The value of the RBC share units held under the plan as at October 31 2002, was $70 million (2001 — $7 million).

     For other stock-based plans, compensation expense of $19 million was recognized for the year ended October 31, 2002 (2001 — $14 million; 2000 — $1 million). The value of the share units and shares held under these plans as at October 31, 2002 was $10 million (2001 — $3 million; 2000 — $1 million).

Retention plan

On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention units awards totalling $318 million in award value to be paid out evenly over expected service periods of between three and four years. Payments to participants of the plan are based on the market value of common shares on the vesting date. The compensation expense recorded for the year ended October 31, 2002 in respect of this plan was $92 million (2001 — $143 million). The liability under this plan was $151 million as at October 31, 2002 (2001 — $135 million).

Canadian GAAP Royal Bank of Canada

89A

Consolidated financial statements

NOTE 17   Earnings per share

	2002	2001	2000

Earnings per share
Net income	$2,762	$2,411	$2,274
Preferred share dividends	(98)	(135)	(134)

Net income available to common shareholders	$2,664	$2,276	$2,140

Average number of common shares (in thousands)	672,571	641,516	606,389

	$3.96	$3.55	$3.53

Diluted earnings per share
Net income available to common shareholders	$2,664	$2,276	$2,140
Effect of assumed conversions (1)	—	1	2

Net income adjusted for diluted computation	$2,664	$2,277	$2,142

Average number of common shares (in thousands)	672,571	641,516	606,389
Convertible Class B and C shares (1)	14	363	736
Stock options (2)	5,535	5,337	2,740

Average number of diluted common shares (in thousands)	678,120	647,216	609,865

	$3.93	$3.52	$3.51

(1)	The convertible shares included the Class B and C shares issued by our wholly owned subsidiary Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited on November 1, 1996. The outstanding Class B shares were all exchanged into Royal Bank of Canada common shares in 2001 and the remaining Class C shares were exchanged for common shares on November 9, 2001. The price of the Class C shares was determined based on our average common share price during the 20 days prior to the date the exchange was made. During the year we exchanged nil (2001 — 36,527; 2000 — 4,701) Class B shares and 1,846,897 (2001 — 77,956; 2000 — 8,008,712) Class C shares for 318,154 (2001 — 13,621; 2000 — 1,667,334) common shares.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of our common shares for the period. Excluded from the calculation of diluted earnings per share were average options outstanding of 9,761 with an exercise price of $53.76 (2001 — 7,862 at $50.72; 1,956 at $49.03; 2000 — 6,153,507 at $39.64; 6,589,464 at $39.01; 2,639 at $38.22; and 393 at $43.59) as the options’ exercise price was greater than the average market price of our common shares.

NOTE 18   Commitments and contingencies

Financial instruments with contractual amounts representing credit risk

The primary purpose of these commitments is to ensure that funds are available to a client as required. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     Guarantees and standby letters of credit, which represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties, carry the same credit risk as loans.

     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

     In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times.

     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances, guarantees or letters of credit.

     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

Financial instruments with contractual amounts representing credit risk

	2002	2001

Guarantees and standby letters of credit	$13,610	$13,391
Documentary and commercial letters of credit	772	750
Securities lending	23,967	21,377
Commitments to extend credit
Original term to maturity of 1 year or less	40,931	44,179
Original term to maturity of more than 1 year	34,115	39,960
Uncommitted amounts	45,978	53,750
Note issuance/revolving underwriting facilities	23	132

	$159,396	$173,539

Canadian GAAP Royal Bank of Canada

90A

NOTE 18   Commitments and contingencies (continued)

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable leases for the next five years and thereafter are shown below.

Lease commitments

2003	$364
2004	330
2005	300
2006	267
2007	203
Thereafter	754

Total	$2,218

Litigation

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US $517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. On July 31, 2002, we filed a motion to dismiss or stay Rabobank’s New York lawsuit. Rabobank filed, on September 27, 2002, an application to stay our claim with the High Court in London. Both our motion to stay or dismiss and Rabobank’s application to stay are proceeding and the matter of forum is expected to be considered by both courts in the near future. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Many of these proceedings are loan-related and are in reaction to steps taken by us and our subsidiaries to collect delinquent loans and enforce rights in collateral securing such loans. Management considers that the aggregate liability resulting from these proceedings will not be material.

Pledged assets

In the ordinary course of business we accept collateral, generally under reverse repurchase and securities borrowing agreements. The fair value of collateral accepted that can be sold or repledged by us totalled $55.9 billion (2001 — $52.9 billion). Of this collateral, $36.4 billion (2001 — $41.9 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales. Details of assets pledged against liabilities, including amounts that cannot be sold or repledged by the secured party, are shown below:

Pledged assets

	2002	2001

Assets pledged to:
Foreign governments and central banks	$1,418	$113
Clearing systems, payment systems and depositories	1,075	2,470
Assets pledged in relation to:
Derivative transactions	1,828	830
Securities borrowing and lending	20,840	16,413
Obligations related to securities sold under repurchase agreements	21,109	20,855
Other	3,389	6,095

Total	$49,659	$46,776

NOTE   19 Derivative financial instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative product types

We use the following derivative financial instruments for both trading and non-trading purposes.

     Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. For interest rate swaps, fixed and floating interest payments are exchanged based on a notional amount. Cross currency swaps involve the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

     Forwards and futures are contractual obligations to buy or sell a financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts that are transacted on regulated exchanges.

     Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified amount of a financial instrument at a predetermined price. The seller receives a premium from the purchaser for this right.

     Credit derivatives are contracts whose redemption value is linked to specific credit related events, such as bankruptcy, credit downgrade, non-payment or default. Examples of credit derivatives include credit default swaps, total return swaps and credit default baskets.

Derivatives held or issued for trading purposes

Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transaction’s fair value to be significantly different from the change in fair value that would occur for a similar derivative without the multiplier.

Canadian GAAP Royal Bank of Canada

91A

Derivatives held or issued for non-trading purposes

We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.

     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. As at October 31, 2002, the level of interest rate derivatives in place to hedge anticipated transactions, and accounted for as a hedge, was insignificant. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. Written options are used in our asset/liability management activities when specifically linked to a purchased option in the form of a collar. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio. The amount of our deferred gains and losses associated with non-trading derivatives hedging anticipated transactions was insignificant.

Derivatives — Notional amounts

Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and are a common measure of business volume. The following table provides the notional amounts of our derivative transactions by term to maturity.

Notional amount of derivatives by term to maturity

	Term to maturity				2002		2001

	Within	1 to	Over 5			Other than		Other than
	1 year	5 years	years (1)	Total	Trading	trading	Trading	trading

Over-the-counter (OTC) contracts
Interest rate contracts
Forward rate agreements	$184,487	$14,358	$—	$198,845	$194,537	$4,308	$95,678	$—
Swaps	264,829	418,082	179,353	862,264	794,961	67,303	628,735	69,167
Options purchased	8,193	35,623	11,477	55,293	55,289	4	19,787	114
Options written	9,306	34,564	12,304	56,174	56,080	94	22,177	—
Foreign exchange contracts
Forward contracts	507,410	33,673	3,636	544,719	522,035	22,684	528,467	17,969
Cross currency swaps	893	3,405	5,609	9,907	9,907	—	8,618	—
Cross currency interest rate swaps	10,286	37,315	26,547	74,148	71,050	3,098	63,405	2,796
Options purchased	53,200	3,004	—	56,204	56,160	44	48,542	612
Options written	58,594	3,242	—	61,836	61,209	627	54,133	—
Credit derivatives (2)	3,625	37,333	11,193	52,151	50,928	1,223	20,952	955
Other contracts (3)	9,514	5,221	7,884	22,619	22,085	534	20,170	2,643
Exchange-traded contracts
Interest rate contracts
Futures — long positions	19,207	7,535	19	26,761	26,761	—	20,319	—
Futures — short positions	31,583	5,185	25	36,793	36,500	293	43,232	87
Options purchased	1,418	1	—	1,419	640	779	13,352	—
Options written	2,368	2	—	2,370	2,059	311	12,079	—
Foreign exchange contracts
Futures — long positions	27	—	—	27	27	—	348	—
Futures — short positions	321	—	—	321	321	—	144	—
Other contracts (3)	18,356	455	—	18,811	18,811	—	58,130	—

	$1,183,617	$638,998	$258,047	$2,080,662	$1,979,360	$101,302	$1,658,268	$94,343

(1)	Includes contracts maturing in over 10 years with a notional value of $37,322 million (2001 — $19,637 million). The related gross positive replacement cost is $1,291 million (2001 — $950 million).

(2)	Comprises credit default swaps, total return swaps and credit default baskets.

(3)	Comprises precious metals, commodity and equity-linked derivative contracts.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. This market value is referred to as replacement cost since it is an estimate of what it would cost to replace transactions at prevailing market rates if a default occurred.

     For internal risk management purposes, the credit equivalent amount arising from a derivative transaction is defined as the sum of the replacement cost plus an add-on that is an estimate of the potential change in the market value of the transaction through to maturity. The add-on is determined by statistically based models that project the expected volatility of the variable(s) underlying the derivative, whether interest rate, foreign exchange rate, equity or commodity price. Both the replacement cost and the add-on are continually re-evaluated over the life of each transaction to ensure that sound credit risk valuations are used. The risk-adjusted amount is determined by applying standard measures of counterparty risk to the credit equivalent amount.

     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counter-party defaults, we have the right to terminate all transactions covered by the master agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed either by us or the counterparty. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified pairs including us and the counterparty units are netted, generating a single payment in each currency, due either by us or the counterparty unit. We actively encourage counterparties to enter into master netting agreements. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis as documented in our policy.

     To further manage derivative-related counterparty credit exposure, we enter into agreements containing mark-to-market cap provisions with some counterparties. Under such provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us. The use of collateral does not currently represent a significant credit mitigation technique for us in managing derivative-related credit risk.

     We subject our derivative-related credit risks to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies. The tables below show replacement cost, credit equivalent and risk-adjusted amounts of our derivatives both before and after the impact of netting. During 2002 and 2001, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.

Canadian GAAP Royal Bank of Canada

92A

NOTE 19   Derivative financial instruments (continued)

Replacement cost of derivative financial instruments by risk rating and by counterparty type

	Risk rating (1)					Counterparty type (2)

				BB or			OECD
As at October 31, 2002	AAA, AA	A	BBB	lower	Total	Banks	governments	Other	Total

Gross positive replacement cost (3)	$15,442	$11,008	$3,421	$1,580	$31,451	$21,427	$2,068	$7,956	$31,451
Impact of master netting agreements	(10,638)	(7,208)	(2,142)	(873)	(20,861)	(16,343)	—	(4,518)	(20,861)

Replacement cost (after netting agreements)	$4,804	$3,800	$1,279	$707	$10,590	$5,084	$2,068	$3,438	$10,590

Replacement cost (after netting agreements) - 2001	$3,583	$4,322	$1,515	$529	$9,949	$3,652	$1,892	$4,405	$9,949

(1)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.

(2)	Counterparty type is defined in accordance with the capital adequacy requirements of the Superintendent of Financial Institutions Canada.

(3)	Represents the total current replacement value of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of $194 million (2001 — $194 million) is excluded at October 31, 2002. Written options are excluded as they represent our obligations and as such do not attract credit risk.

Derivative-related credit risk

	2002			2001

	Replacement	Credit equivalent	Risk-adjusted	Replacement	Credit equivalent	Risk-adjusted
	cost (1)	amount (2)	balance (3)	cost (1)	amount (2)	balance (3)

Interest rate contracts
Forward rate agreements	$178	$299	$64	$108	$543	$114
Swaps	19,608	24,357	6,323	17,568	21,390	5,617
Options purchased	563	914	258	416	538	123

	20,349	25,570	6,645	18,092	22,471	5,854

Foreign exchange contracts
Forward contracts	6,802	13,049	3,685	6,839	12,977	3,881
Swaps	1,781	6,341	1,445	1,902	5,536	1,261
Options purchased	809	1,491	439	721	1,339	441

	9,392	20,881	5,569	9,462	19,852	5,583

Credit derivatives (4)	861	2,963	858	87	1,249	369
Other contracts (5)	849	1,701	529	1,140	2,015	617

Derivatives before master netting agreements	31,451	51,115	13,601	28,781	45,587	12,423
Impact of master netting agreements	(20,861)	(26,930)	(7,132)	(18,832)	(24,450)	(6,339)

Total derivatives after master netting agreements	$10,590	$24,185	$6,469	$9,949	$21,137	$6,084

(1)	Represents the total current replacement value of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of $194 million (2001 — $194 million) is excluded at October 31, 2002. Written options are excluded as they represent our obligations and as such do not attract credit risk.

(2)	Consists of (i) the total positive replacement value of all outstanding contracts, and (ii) an amount for potential future credit exposure.

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada.

(4)	Comprises credit default swaps, total return swaps and credit default baskets.

(5)	Comprises precious metals, commodity and equity-linked derivative contracts.

Canadian GAAP Royal Bank of Canada

93A

NOTE 20   Concentrations of credit risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The concentrations described below are within limits as established by management.

	2002									2001

							Other									Other
			United				Inter-					United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets (1)	$158,005	73%	$32,442	15%	$18,917	9%	$5,979	3%	$215,343	$164,371	76%	$29,879	14%	$16,724	8%	$6,207	2%	$217,181
Off-balance sheet credit instruments (2)
Committed and uncommitted (3)	$60,397	50%	$45,573	38%	$13,863	11%	$1,191	1%	$121,024	$76,832	56%	$43,508	32%	$14,465	10%	$3,084	2%	$137,889
Other	23,266	61	10,723	28	4,235	11	148	—	38,372	20,990	59	9,893	28	4,436	12	331	1	35,650

	$83,663	53%	$56,296	35%	$18,098	11%	$1,339	1%	$159,396	$97,822	56%	$53,401	31%	$18,901	11%	$3,415	2%	$173,539

Derivatives before master netting agreements (4),(5)	$7,734	25%	$9,887	31%	$12,232	39%	$1,598	5%	$31,451	$6,899	24%	$9,154	32%	$11,741	41%	$987	3%	$28,781

(1)	Includes assets purchased under reverse repurchase agreements, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 38% (2001 — 43%) and British Columbia at 11% (2001 — 11%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	Represents financial instruments with contractual amounts representing credit risk.

(3)	Of the commitments to extend credit, the largest industry concentration relates to financial institutions at 35% (2001 — 34%), mining and energy at 15% (2001 — 15%), transportation at 8% (2001 — 10%) and manufacturing at 8% (2001 — 10%).

(4)	The largest concentration by counterparty type of this credit risk exposure is with banks at 68% (2001 — 64%).

(5)	Represents the total current replacement value of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of $194 million (2001 — $194 million) is excluded at October 31, 2002. Written options are excluded as they represent our obligations and as such do not attract credit risk.

NOTE 21   Estimated fair value of financial instruments

The estimated fair values disclosed below are designed to approximate values at which these instruments could be exchanged in a current transaction between willing parties. However, many of the financial instruments lack an available trading market and therefore, fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Furthermore, due to the use of subjective judgment and uncertainties, the aggregate fair value amounts should not be interpreted as being realizable in an immediate settlement of the instruments.

     The estimated fair values disclosed below do not reflect the value of assets and liabilities that are not considered financial instruments such as premises and equipment.

Financial assets and liabilities

	2002			2001

	Book value	Fair value	Difference	Book value	Fair value	Difference

Financial assets
Cash resources	$21,323	$21,323	$—	$17,535	$17,535	$—
Securities	93,800	94,251	451	80,507	80,937	430
Assets purchased under reverse repurchase agreements	35,831	35,831	—	35,870	35,870	—
Loans	169,258	171,546	2,288	169,110	173,263	4,153
Customers’ liability under acceptances	8,051	8,051	—	9,923	9,923	—
Other assets	39,943	40,465	522	37,865	37,915	50
Financial liabilities
Deposits	243,486	245,136	(1,650)	233,447	236,196	(2,749)
Acceptances	8,051	8,051	—	9,923	9,923	—
Obligations related to securities sold short	19,110	19,110	—	16,443	16,443	—
Obligations related to assets sold under repurchase agreements	21,109	21,109	—	20,864	20,864	—
Other liabilities	57,760	57,760	—	51,918	51,198	—
Subordinated debentures	6,614	6,935	(321)	6,513	6,845	(332)

Canadian GAAP Royal Bank of Canada

94A

NOTE 21   Estimated fair value of financial instruments (continued)

Derivatives

	2002				2001

	Average fair value		Year-end		Year-end
	for the year ended (1)		fair value		fair value

	Positive	Negative	Positive	Negative	Positive	Negative

Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$96	$82	$178	$177	$108	$79
Swaps	13,650	14,323	18,468	18,930	16,211	16,692
Options purchased	385	—	564	—	442	—
Options written	—	325	—	474	—	352

	14,131	14,730	19,210	19,581	16,761	17,123

Foreign exchange contracts
Forward contracts	7,539	6,934	6,568	6,260	6,800	5,868
Cross currency swaps	501	294	504	340	518	315
Cross currency interest rate swaps	1,462	1,853	1,109	1,678	1,309	1,975
Options purchased	827	—	809	—	715	—
Options written	—	729	—	586	—	560

	10,329	9,810	8,990	8,864	9,342	8,718

Credit derivatives (2)	273	259	822	483	84	79
Other contracts (3)	1,077	2,853	1,028	3,093	1,012	2,650

	$25,810	$27,652	30,050	32,021	27,199	28,570

Held or issued for other than trading purposes
Interest rate contracts
Forward rate agreements			—	49	—	—
Swaps			1,140	842	1,357	1,104
Options purchased			1	—	—	—
Options written			—	13	—	—

			1,141	904	1,357	1,104

Foreign exchange contracts
Forward contracts			234	94	39	313
Cross currency interest rate swaps			168	24	75	50
Options purchased			—	—	6	—
Options written			—	3	—	—

			402	121	120	363

Credit derivatives (2)			39	8	3	3
Other contracts (3)			13	—	296	48

			1,595	1,033	1,776	1,518

Total gross fair values before netting			31,645	33,054	28,975	30,088
Impact of master netting agreements
With intent to settle net or simultaneously (4)			(12)	(12)	(39)	(39)
Without intent to settle net or simultaneously (5)			(20,849)	(20,849)	(18,793)	(18,793)

Total			$10,784	$12,193	$10,143	$11,256

(1)	Average fair value amounts are calculated based on monthly balances.

(2)	Comprises credit default swaps, total return swaps and credit default baskets.

(3)	Comprises precious metals, commodity, equity-linked derivative contracts.

(4)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.

(5)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

Methodologies and assumptions used to estimate fair values of financial instruments

Loans The fair value of the business and government loans portfolio is based on an assessment of two key risks as appropriate; interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. Fair value of the consumer loan portfolio is based on a discounted cash flow methodology adjusted principally for prepayment risk. For certain variable rate loans that reprice frequently and loans without a stated maturity, fair values are assumed to be equal to carrying values.

Securities The fair values of securities are provided in the Securities note to the consolidated financial statements (note 5). These are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities.

Deposits The fair values of fixed rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.

Other assets/liabilities The carrying values of Other assets and Other liabilities approximate their fair values with the exception of amounts relating to derivative financial instruments held or issued for other than trading purposes. The net fair value over book value for these instruments is shown in Other assets.

Subordinated debentures The fair values of subordinated debentures are based on quoted market prices for similar issues, or current rates offered to us for debt of the same remaining maturity.

Financial instruments valued at carrying value Due to their short term nature, the fair value of cash resources, assets purchased under reverse repurchase agreements, customers’ liability under acceptances, our liability under acceptances, obligations related to securities sold short and obligations related to assets sold under repurchase agreements is assumed to approximate carrying value.

Derivative financial instruments The fair values of derivative financial instruments are determined using various methodologies. For exchange-traded instruments, fair value is based on quoted market prices, where available. For non-exchange-traded instruments or where no quoted market prices are available, fair value is based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

Canadian GAAP Royal Bank of Canada

95A

NOTE 22   Contractual repricing and maturity schedule

The table below details our exposure to interest rate risk as defined and prescribed by the Canadian Institute of Chartered Accountants handbook Section 3860, Financial Instruments — Disclosure and Presentation. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value.

     The table below does not incorporate management’s expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2002, would result in a change in the under-one-year gap from $(37.5) billion to $(3.7) billion (2001 — $(35.3) billion to $(19.1) billion).

Carrying amount by earlier of contractual repricing or maturity date

	Immediately	Under 3	3 to 6	Over 6 to	Over 1 to	Over 5	Non-interest-
	rate-sensitive	months	months	12 months	5 years	years	sensitive	Total

Assets
Cash resources	$—	$16,483	$1,760	$2,013	$78	$—	$989	$21,323
Effective interest rate		2.32%	2.16%	2.10%	2.21%
Securities
Trading account	—	13,400	4,483	3,358	10,634	12,131	24,322	68,328
Effective interest rate		2.31%	2.07%	2.96%	3.79%	4.73%
Investment account and loan substitute	—	5,173	2,120	2,938	10,257	3,553	1,431	25,472
Effective interest rate		3.41%	3.00%	3.37%	3.88%	4.81%
Assets purchased under reverse repurchase agreements	—	34,990	300	515	1	2	23	35,831
Effective interest rate		2.54%	2.86%	3.05%	2.94%	3.88%
Loans	44,116	41,621	8,223	11,518	57,949	5,746	85	169,258
Effective interest rate		3.51%	4.74%	5.66%	6.03%	6.19%
Other assets	—	—	—	—	—	—	56,744	56,744

	44,116	111,667	16,886	20,342	78,919	21,432	83,594	376,956

Liabilities
Deposits	98,018	79,301	13,420	22,279	28,397	2,071	—	243,486
Effective interest rate		1.80%	2.28%	2.80%	4.06%	4.11%
Obligations related to securities sold short	—	1,581	236	465	5,858	5,285	5,685	19,110
Effective interest rate		3.81%	2.77%	2.84%	3.71%	5.16%
Obligations related to assets sold under repurchase agreements	—	19,874	516	667	—	—	52	21,109
Effective interest rate		2.54%	2.91%	3.05%
Other liabilities	—	—	—	—	—	—	66,385	66,385
Subordinated debentures	—	1,348	—	100	3,263	1,903	—	6,614
Effective interest rate		2.40%	5.45%	6.25%	7.04%
Non-controlling interest in subsidiaries	—	—	—	—	—	1,400	69	1,469
Effective interest rate						7.23%
Shareholders’ equity	—	—	—	—	700	845	17,238	18,783
Effective interest rate					6.40%	5.63%

	98,018	102,104	14,172	23,511	38,218	11,504	89,429	376,956

On-balance sheet gap	(53,902)	9,563	2,714	(3,169)	40,701	9,928	(5,835)	—

Off-balance sheet financial instruments (1)
Derivatives used for asset liability management purposes
Pay side instruments	—	(36,659)	(734)	(2,442)	(23,421)	(4,655)	—	(67,911)
Effective interest rate		5.20%	5.32%	4.52%	5.14%	5.70%
Receive side instruments	—	34,758	1,958	6,235	19,085	5,875	—	67,911
Effective interest rate		5.01%	3.61%	3.61%	5.34%	6.08%
Derivatives used for trading purposes	—	2,223	(59)	2,033	(383)	2,731	(6,545)	—
Effective interest rate		2.82%	2.88%	2.98%	3.69%	5.04%

	—	322	1,165	5,826	(4,719)	3,951	(6,545)	—

Total gap	$(53,902)	$9,885	$3,879	$2,657	$35,982	$13,879	$(12,380)	$—

Canadian dollar	(28,828)	9,104	3,614	112	30,953	4,475	(19,896)	(466)
Foreign currency	(25,074)	781	265	2,545	5,029	9,404	7,516	466

Total gap	$(53,902)	$9,885	$3,879	$2,657	$35,982	$13,879	$(12,380)	$—

Canadian dollar - 2001	(8,064)	(786)	(7,292)	(4,784)	38,156	1,759	(24,598)	(5,609)
Foreign currency - 2001	(18,137)	8,390	(4,529)	(136)	4,540	5,924	9,557	5,609

Total gap - 2001	$(26,201)	$7,604	$(11,821)	$(4,920)	$42,696	$7,683	$(15,041)	$—

(1)	Represents net notional amounts.

Canadian GAAP Royal Bank of Canada

96A

NOTE 23   Reconciliation of Canadian and United States generally accepted accounting principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada. As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Summary of reconciliation to U.S. GAAP

	2002			2001			2000

		Shareholders'			Shareholders'			Shareholders'
	Net income	equity	Assets	Net income	equity	Assets	Net income	equity	Assets

Canadian GAAP	$2,762	$18,783	$376,956	$2,411	$18,165	$359,260	$2,274	$13,541	$289,740
Insurance accounting (1)	72	92	1,969	41	19	1,290	(29)	(13)	416
Derivative instruments and hedging activities (2)	56	(72)	925	(1)	(191)	1,235	—	—	—
Costs of Stock Appreciation Rights (3)	10	7	(4)	—	—	—	—	—	—
Additional pension obligation (4)	—	(293)	167	—	(17)	12	—	—	—
Reclassification of securities (5)	—	210	210	—	199	199	—	(56)	(46)
Trade date accounting (6)	—	—	(146)	—	—	(1,464)	—	—	419
Substantively enacted tax rate change (7)	—	—	—	(16)	—	—	16	16	16
Postretirement benefits other than pensions (8)	—	—	—	—	—	—	(35)	(163)	123
Pension benefits (8)	—	—	—	—	—	—	—	(27)	(27)
Other (9)	(2)	28	1,855	—	30	1,951	(18)	(1)	3,413

U.S. GAAP	$2,898	$18,755	$381,932	$2,435	$18,205	$362,483	$2,208	$13,297	$294,054

Earnings per share	$4.16			$3.58			$3.42
Diluted earnings per share	$4.12			$3.55			$3.40

(1)	There are differences between U.S. and Canadian GAAP treatment with respect to life insurance premiums, investment accounting, acquisition costs and claims and policy benefit liabilities. These lead to timing differences in income and expense recognition. The application of U.S. GAAP to our insurance operations would increase Net income by $72 million for the year ended October 31, 2002. Differences with respect to deferred acquisition costs and claims and policy benefit liabilities would account for $24 million and $32 million of the increase, respectively. The increase would also include $16 million of realized gains on investments, which are taken into income as realized under U.S. GAAP but deferred and amortized under Canadian GAAP. Other assets and Other liabilities would increase by $1,969 million and $1,877 million, respectively and Shareholders’ equity would increase by $92 million as at October 31, 2002.

(2)	Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $56 million for the year ended October 31, 2002, increase Securities by $82 million, Loans by $62 million, Other assets by $811 million, Deposits by $175 million, Other liabilities by $476 million and Subordinated debentures by $346 million, and decrease Cash resources by $30 million, and Shareholders’ equity by $72 million as at October 31, 2002.

(3)	Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem stock appreciation rights (SARs). With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. For such plans, compensation expense under U.S. GAAP would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. However, Canadian GAAP considers such a plan to result in a liability and requires measurement of compensation expense assuming that all participants will exercise SARs. Recognizing compensation expense in accordance with U.S. GAAP would increase Net income by $10 million for the year ended October 31, 2002 and reduce Other liabilities by $11 million as at October 31, 2002. The related income tax effects would reduce Other assets by $4 million and Shareholders’ equity would increase by $7 million as at October 31, 2002.

(4)	For defined benefit pension plans, U.S. GAAP requires that the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in Other comprehensive income. Recognition of this additional pension obligation would increase Other liabilities by $460 million, the related deferred income taxes would increase Other assets by $167 million and Shareholders’ equity would decrease by $293 million as at October 31, 2002.

(5)	Under U.S. GAAP, Securities are classified as Trading account (carried at estimated fair value) or Available for sale (carried at estimated fair value). The net unrealized gain (loss) on Available for sale securities, net of related income taxes, is reported as Other comprehensive income within Shareholders’ equity except where the changes in market value are effectively hedged by derivatives. These hedged unrealized gains (losses) are recorded in Net income, where they are generally offset by the changes in fair value of the hedging derivatives. Under Canadian GAAP, Securities are classified as Investment account (carried at amortized cost) or Trading account (carried at estimated fair value). Classifying Securities in accordance with U.S. GAAP would increase Securities by $342 million, decrease the related deferred income taxes included in Other assets by $132 million, and increase Shareholders’ equity by $210 million as at October 31, 2002.

(6)	Under U.S. GAAP, trade date accounting for Securities is used for both the Consolidated balance sheet and the consolidated statement of income. Our practice under Canadian GAAP is settlement date accounting for the Consolidated balance sheet and trade date accounting for the consolidated statement of income. The application of trade date accounting to our Consolidated balance sheet would decrease Securities by $220 million and Other liabilities by $146 million, and increase Other assets by $74 million as at October 31, 2002.

(7)	Under U.S. GAAP, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law. Under Canadian GAAP, these effects are recorded when the tax rate change has been substantively enacted. The reductions in the corporate tax rate announced during calendar year 2000 and considered substantively enacted then, were passed into law in 2001.

(8)	We adopted the new accounting standard issued by the CICA for Employee Future Benefits which requires us to accrue the costs of all postretirement benefits over the working lives of employees instead of the previous method of expensing costs when paid. The new standard also requires a change to the discount rate used to value future benefit obligations from an estimated long-term rate to a market-based interest rate. As a result of adopting this new standard on November 1, 2000, there are no longer differences between Canadian and U.S. GAAP related to employee future benefits accounting except as noted in footnote (4).

(9)	Other differences between U.S. and Canadian GAAP relate to the right of offset, accounting for joint ventures and other minor items. Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for under the equity method under U.S. GAAP. Accounting for joint ventures in accordance with U.S. GAAP would not affect Net income. The net of these items would reduce Net income by $2 million for the year ended October 31, 2002, increase Shareholders’ equity by $28 million, Assets by $1,855 million and Liabilities by $1,827 million as at October 31, 2002.

Canadian GAAP Royal Bank of Canada

97A

Quarterly highlights

	2002				2001

($ millions, taxable equivalent basis, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Consolidated statement of income
Net interest income	$1,815	$1,768	$1,746	$1,869	$1,784	$1,719	$1,580	$1,466
Other income	2,043	2,104	2,192	2,223	2,255	2,008	1,924	2,028
Provision for credit losses	(235)	(216)	(328)	(286)	(425)	(236)	(210)	(248)
Non-interest expense	(2,634)	(2,547)	(2,583)	(2,656)	(2,668)	(2,638)	(2,287)	(2,162)
Income taxes	(295)	(385)	(324)	(401)	(262)	(333)	(376)	(401)
Non-controlling interest	(28)	(27)	(26)	(27)	(28)	(28)	(29)	(22)

Net income	$666	$697	$677	$722	$656	$492	$602	$661

Cash net income (1)	$683	$713	$691	$739	$778	$573	$651	$691

Core cash net income (1)	$683	$713	$691	$739	$539	$660	$651	$613

Earnings per share (2)
Basic	$.96	$1.00	$.97	$1.03	$.92	$.69	$.92	$1.03
Diluted	.95	.99	.96	1.03	.91	.68	.92	1.02
Cash diluted (1)	.98	1.01	.98	1.05	1.09	.81	1.00	1.07
Core cash diluted (1)	.98	1.01	.98	1.05	.74	.94	1.00	.95
Performance ratios
Return on common equity	14.8%	15.6%	16.0%	16.9%	15.2%	12.5%	18.7%	20.8%
Cash return on common equity (1)	15.2	16.0	16.4	17.3	18.1	14.7	20.3	21.7
Core cash return on common equity (1)	15.2	16.0	16.4	17.3	12.3	17.1	20.3	19.2
Return on assets	.70	.76	.76	.79	.76	.58	.77	.86
Return on assets after preferred dividends	.67	.73	.73	.76	.72	.53	.72	.82
Net interest margin (3)	1.91	1.93	1.95	2.05	2.07	2.01	2.01	1.91
Other income as a % of gross revenues	53.0	54.3	55.7	54.3	55.8	53.9	54.9	58.0
Consolidated balance sheet
Assets
Cash resources and securities	$115,123	$111,813	$107,785	$101,795	$98,042	$93,569	$86,075	$80,712
Assets purchased under reverse repurchase agreements	35,831	34,938	33,373	30,503	35,870	25,101	26,453	21,713
Residential mortgages	72,840	70,639	70,116	69,436	67,442	66,497	64,557	63,418
Personal loans	31,956	32,222	32,292	31,600	32,511	32,264	29,713	30,573
Credit card loans	4,914	4,774	4,445	4,338	4,283	4,128	4,862	4,961
Business and government loans	61,751	64,138	63,554	64,234	67,152	65,309	60,053	60,273
Allowance for loan losses	(2,203)	(2,218)	(2,338)	(2,345)	(2,278)	(2,173)	(1,951)	(1,947)
Other assets	56,744	57,135	47,090	54,152	56,238	45,279	43,962	42,207

	$376,956	$373,441	$356,317	$353,713	$359,260	$329,974	$313,724	$301,910

Liabilities and shareholders’ equity
Personal deposits	$101,892	$101,072	$99,990	$100,505	$101,381	$98,970	$93,010	$90,778
Business, government and bank deposits	141,594	143,383	135,888	133,659	132,066	123,321	118,326	112,344
Other liabilities	106,604	101,628	93,377	92,773	99,656	81,268	79,321	76,704
Subordinated debentures	6,614	7,043	7,025	7,105	6,513	6,488	6,836	6,275
Non-controlling interest in subsidiaries	1,469	1,444	1,466	1,440	1,479	1,453	1,481	1,453
Total equity	18,783	18,871	18,571	18,231	18,165	18,474	14,750	14,356

	$376,956	$373,441	$356,317	$353,713	$359,260	$329,974	$313,724	$301,910

Selected average balances and off-balance sheet data
Averages
Assets	$377,700	$362,900	$366,300	$362,400	$342,200	$339,000	$321,900	$304,400
Loans, acceptances and reverse repurchase agreements	217,168	208,338	207,531	209,439	205,275	205,241	197,328	191,231
Deposits	247,258	236,918	237,479	239,838	230,292	221,167	212,813	206,975
Common equity	17,170	17,055	16,681	16,365	16,349	14,466	12,496	11,983
Total equity	18,833	18,747	18,387	18,149	18,433	16,633	14,541	14,016
Assets under administration	1,365,900	1,413,100	1,442,800	1,426,600	1,342,500	1,271,800	1,198,700	1,242,800
Assets under management	90,800	94,200	96,200	103,300	100,000	110,500	110,400	112,500
Provision for credit losses
Specific	$235	$216	$328	$286	$425	$236	$210	$178
General provision
General allocated	(15)	4	—	(11)	108	—	—	97
General unallocated	15	(4)	—	11	(108)	—	—	(27)

Total general provision	—	—	—	—	—	—	—	70

Total	$235	$216	$328	$286	$425	$236	$210	$248

Net impaired loans as a % of loans, acceptances and reverse repurchase agreements	.04%	.07%	.09%	.18%	.08%	.01%	.02%	(.11)%
Capital ratios
Common equity/risk-adjusted assets	10.4%	10.2%	10.0%	9.8%	9.4%	9.5%	8.0%	7.6%
Tier 1	9.3	9.1	9.0	8.8	8.7	9.3	8.8	8.3
Total	12.7	12.7	12.6	12.3	11.8	12.3	12.3	11.5
Common share information
Shares outstanding (in thousands)
End of period	665,257	671,671	673,860	673,596	674,021	683,312	616,516	616,209
Average basic	668,868	673,787	673,751	674,465	681,758	658,296	616,365	608,824
Average diluted	674,840	679,168	678,751	679,729	687,334	663,996	621,907	614,686
Dividends per share	$.40	$.38	$.38	$.36	$.36	$.36	$.33	$.33
Book value per share	25.91	25.56	25.04	24.53	23.95	23.68	20.61	20.01
Common share price — High (4)	57.55	58.89	57.07	52.45	53.25	51.50	51.25	52.80
Low (4)	48.80	45.05	46.36	46.81	41.60	42.80	42.42	45.10
Close	54.41	53.45	54.97	50.00	46.80	50.96	42.95	48.20
Dividend yield	3.0%	2.9%	2.9%	2.9%	3.0%	3.1%	2.8%	2.7%
Dividend payout ratio	41%	38%	39%	35%	39%	54%	36%	32%

(1)	Cash net income, cash diluted earnings per share and cash return on common equity are computed by adding back to net income the after-tax amount of amortization of goodwill and other intangibles. Further deducting the impact of special items results in core cash net income, core cash diluted earnings per share and core cash return on common equity.

(2)	Earnings per share for the year may not equal the sum of the quarters.

(3)	Net interest income as a percentage of average assets.

(4)	Intraday high and low share price.

Canadian GAAP Royal Bank of Canada

102A